EXHIBIT 2.2

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

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In re	:	Chapter 11 Case No.
:
SUN HEALTHCARE GROUP, INC., et al.,	:	99-3657 (MFW)
:
Debtors.	:	(Jointly Administered)
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DISCLOSURE STATEMENT FOR

DEBTORS' JOINT PLAN OF REORGANIZATION

WEIL, GOTSHAL & MANGES LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 Co-Attorneys for Debtors and Debtors in Possession	RICHARDS, LAYTON & FINGER PA One Rodney Square P.O. Box 551 Wilmington, Delaware 19899 (302) 658-6541 Co-Attorneys for Debtors and Debtors in Possession

Dated: December 18, 2001

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GLOSSARY

Administrative Expense Claim	Any expense relating to the administration of the chapter 11 cases, including actual and necessary costs and expenses of preserving the Debtors' estates and operating the Debtors' businesses, any indebtedness or obligations incurred or assumed during the chapter 11 cases, allowances for compensation and reimbursement of expenses to the extent allowed by the Bankruptcy Court, claims arising under the DIP Credit Agreement and certain statutory fees chargeable against the Debtors' estates.
Bankruptcy Code	Title 11 of the United States Code.
Bankruptcy Court	The United States Bankruptcy Court for the District of Delaware.
Convenience Claim	Any General Unsecured Claim $50,000 or less.
Convertible Subordinated Debenture Claim	Any claim arising under Sun's 6% Convertible Subordinated Debenture due 2004 or 6.5% Convertible Subordinated Debenture due 2003.
C-TIPS	The 7% Convertible Trust Issued Preferred Securities issued by Sun Financing I.
C-TIPS Claim	Any claim against or equity interest in Sun or Sun Financing I arising under the C-TIPS or the 7% Convertible Junior Subordinated Debenture due 2028.
Claims Resolution Committee	Former members of the Creditors Committee or otherwise as provided in section 12.3 of the Plan of Reorganization will assist the Reorganized Debtor in resolving disputed claims after the Effective Date.
Credit Agreement	The Credit Agreement, dated as of October 8, 1997, as amended, among Sun and Bank of America, N.A., as administrative agent, certain co-agents named therein, and the lender parties thereto, as amended, and the guaranties of those obligations executed by each of the other Debtors (other than HoMed).
Creditors Committee	The statutory committee of unsecured creditors appointed in the Debtors' chapter 11 cases, as constituted from time to time.
Debtors	Sun and the entities listed on Exhibit A to the Plan of Reorganization.
DIP Credit Agreement	The Revolving Credit Agreement, dated as of October 14, 1999, as amended, among Sun and each of its subsidiaries named therein (all of its domestic debtor-subsidiaries other than HoMed), the lenders thereto, The CIT Group/Business Credit, Inc., as Lenders' Agent (as defined in the DIP Credit Agreement), and Heller Healthcare Finance, Inc., as Collateral Agent.
Disclosure Statement	This document together with the annexed exhibits and schedules.
Effective Date	A business day selected by the Debtors on or after the date of confirmation of the Plan of Reorganization on which the conditions to the effectiveness of the Plan have been satisfied or waived and on which there is no stay of the order confirming the Plan in effect. The Debtors expect that the Effective Date will be no later than 120 after entry of an order confirming the Plan.
General Unsecured Claim	Any general unsecured claim against the Debtors.
HoMed	HoMed Convalescent Equipment, Inc.
HHS	The United States Department of Health and Human Services.
New Common Stock	New common stock of Reorganized Sun to be issued under the Plan of Reorganization as described in section II.E of this Disclosure Statement.
New Convertible Common Stock	New convertible common stock of Reorganized Sun to be issued under the Plan of Reorganization as described in section II.E of this Disclosure Statement. A share of New Convertible Common Stock may be converted to one share of New Redeemable Preferred Stock at the option of the holder. In addition, a share of New Convertible Common Stock converts into one share of New Common Stock (i) at any time up until the third anniversary of the Effective Date at the option of the holder, (ii) automatically on the transfer of such share of New Convertible Common Stock, and (iii) automatically on the third anniversary of the Effective Date.

New Redeemable Preferred Stock	New redeemable preferred stock of Reorganized Sun to be authorized under the Plan of Reorganization and which may be issued upon conversion of the New Convertible Common Stock, the terms of which are described in II.E of this Disclosure Statement.
New Warrants	Warrants to purchase up to 500,000 shares of New Common Stock.
Other Secured Claims	Any claim secured by collateral that is not a Senior Lender Claim.
Petition Date	The date the Debtors' chapter 11 cases were commenced (October 14, 1999, for all the Debtors other than HoMed, whose Petition Date is February 3, 2000).
Plan or Plan of Reorganization	The Debtors' Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code annexed as Exhibit A to this Disclosure Statement.
Plan Securities	The New Convertible Common Stock, the New Redeemable Preferred Stock, the New Common Stock, and the New Warrants.
PPS	The prospective payment system for the payment of medical costs for Medicare recipients, established under the Balanced Budge Act of 1997 and the regulations of the Centers for Medicare and Medicaid Services of HHS.
Priority Non-Tax Clai	Any claim entitled to priority under the Bankruptcy Code other than Administrative Expense Claims and Priority Tax Claims.
Priority Tax Claim	A claim of a governmental entity for taxes that are entitled to priority in payment under the Bankruptcy Code.
Reorganized Sun	Sun Healthcare Group, Inc. as reorganized as of the Effective Date in accordance with the Plan of Reorganization.
Reorganized Debtors	The Debtors, as reorganized as of the Effective Date in accordance with the Plan of Reorganization.
Securities Litigation Claim	Any claim against the Debtors, whether or not the subject of an existing lawsuit, arising from the rescission of a purchase or sale of securities of the Debtors.
Senior Lender Claim	Any claim against Sun arising under the Credit Agreement or against any of the other Debtors (other than HoMed) arising under their guaranties of Sun's obligations under the Credit Agreement.
Senior Subordinated Note Claim	Any claim arising under Sun's 9.375% Senior Subordinated Notes due 2008, 9.5% Senior Subordinated Notes due 2007, or 11.75% Senior Subordinated Notes due 2002 or Regency Health Services, Inc.'s 9.875% Senior Subordinated Notes due 2002, or against any of the other Debtors (other than CareerStaff and HoMed) arising under their guaranties of Sun's obligations under such securities.
Sun or the Company	Sun Healthcare Group, Inc.
Tax Code	Internal Revenue Code
United States Health Care Program Claims	The (i) administrative claims and (ii) claims for violation of the False Claims Act, as further set forth in the Settlement Agreement, a draft of which is included in the Plan Supplement.
Voting Agent	See section I of this Disclosure Statement for contact information.
Voting Deadline	January 21, 2002, is the last date for the actual receipt of ballots to accept or reject the Plan.

I.

Introduction

          Sun Healthcare Group, Inc. and its subsidiaries listed on Exhibit A to the Plan are soliciting votes to accept or reject the Plan. A copy of that plan is attached as Exhibit A to this Disclosure Statement. Sun Healthcare Group, Inc. and the companies listed on Exhibit A to the Plan are referred to as the "Debtors." Please refer to the attached Glossary for definitions of other terms used in this Disclosure Statement.

          The purpose of the Disclosure Statement is to provide sufficient information to enable the creditors of the Debtors who are entitled to vote to make an informed decision on whether to accept or reject the Plan of Reorganization. The Disclosure Statement describes:

-     the new capital structure for the Reorganized Sun, how creditors and shareholders of the Debtors are treated, and the terms of the securities to be issued under the Plan of Reorganization (part II)

-     how to vote on the Plan of Reorganization and who is entitled to vote (part III)

-     certain financial information about the Debtors, including their 5-year cash flow projections, a range of potential enterprise valuations, and a liquidation analysis (part IV)

-     the businesses of the Debtors and the reasons why they commenced their chapter 11 cases (part V)

-     significant events that have occurred in the Debtors' chapter 11 cases (part VI)

-     how the Debtors will be governed when the Plan of Reorganization becomes effective (part VII)

-     how distributions under the Plan of Reorganization will be made and the manner in which disputed claims are resolved (part VIII)

-     certain factors creditors should consider before voting (part IX)

-     the procedure for confirming the Plan of Reorganization (part X)

-     alternatives to confirmation of the Plan (part XI)

-     and certain tax and securities laws issues (part XII)

Please note that if there is any inconsistency between the Plan and the descriptions in the Disclosure Statement, the terms of the Plan will govern.

          Additional financial information about the Debtors can be found in the annual report on Form 10-K for the year ended December 31, 2000, which was filed by Sun with the Securities and Exchange Commission on April 2, 2001, and the quarterly reports on Form 10-Q for the quarters ended June 30, 2001, and September 30, 2001, which were filed by Sun on August 14, 2001, and November 29, 2001, respectively. Copies of these SEC filings are included in the Plan Supplement and may be obtained over the internet at www.sec.gov.

          This Disclosure Statement and the Plan are the only materials creditors should use to determine whether to vote to accept or reject the Plan.

The last day to vote to accept or reject the Plan of Reorganization is January 21, 2002. To be counted, your ballot must be actually received by the Voting Agent by this date.

The record date for determining which creditors may vote on the Plan of Reorganization is December 13, 2001.

          The Plan of Reorganization was developed over several months and through extensive negotiations with the holders of the Debtors' largest claims and the Creditors Committee. The Debtors believe that approval of the plan is their best chance for emerging from chapter 11 and returning the Debtors to profitability. The Creditors Committee supports the Plan of Reorganization.

Recommendation: The Debtors and the Creditors Committee urge creditors to vote to accept the Plan of Reorganization.

          Additional copies of this Disclosure Statement are available upon request made to the Voting Agent, at the following address:

For Voting Classes B-2, B-5, C, D, E-1 and E-2:

Bankruptcy Services, LLC
70 E. 55th Street
New York, NY 10022
(Attn: Sun Healthcare)

For Voting Class F:

Innisfree M&A Inc.
501 Madison Avenue, 20th Floor
New York, NY 10022
(Attn: Sun Healthcare)

          The summaries of the Plan and other documents related to the restructuring of the Debtors are qualified in their entirety by the Plan, its exhibits, and the documents and exhibits contained in the Plan Supplement. The Plan Supplement will be filed with the Bankruptcy Court within 10 days prior to the hearing to confirm the Plan, but no later than 5 days before the last day to vote to accept or reject the Plan. Documents to be included in the Plan Supplement will also be posted at www.sunh.com as they become available, but no later than 5 days before the last day to vote to accept or reject the Plan. The financial and other information included in this Disclosure Statement are for purposes of soliciting acceptances of the Plan and are being communicated for settlement purposes only.

          The Bankruptcy Code provides that only creditors who vote on the Plan will be counted for purposes of determining whether the requisite acceptances have been attained. Failure to timely deliver a properly completed ballot by the voting deadline will constitute an abstention (will not be counted as either an acceptance or a rejection), and any improperly completed or late ballot will not be counted.

          THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREWITH. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

II.

Treatment of Creditors and Shareholders

Under the Plan of Reorganization

          The Plan of Reorganization governs the treatment of claims against and interests in each of the 186 separate Debtors in the chapter 11 cases. The two tables in section II.B and II.D.2 below summarize the treatment for each class. The tables are followed by a description of the types of claims or interests in each class and a description of the property to be distributed under the Plan of Reorganization. The last part of section II discusses certain legal issues affecting the trading of Plan Securities.

A.     New Capital Structure

          The following table summarizes the proposed capital structure for Reorganized Sun, including the post-Effective Date financing arrangements Sun expects to execute to fund Administrative Expense Claims and the working capital needs of the ongoing business operations of the restructured companies. The post-Effective Date financing arrangements are anticipated to include a revolving credit facility in the amount of up to $200 million. Except as otherwise provided in the Plan and described herein, unless the underlying property is sold or surrendered, the Debtor that is the current obligor on a mortgage will continue as the mortgagor. The securities to be issued to creditors are described in section II.E, below.

Instrument	Description	Comments
Revolver	up to $200.0 million	(exit financing)
Mortgages	$68.0 million	(reinstated or amended)
Note to the United States	$10.0 million	(restructuring security)
New Convertible Common Stock	10.0 million shares, convertible into New Redeemable Preferred Stock or New Common Stock after the Effective Date	(restructuring securities)
New Warrants	To purchase up to 5.0% of the New Common Stock (issued only if Class F votes to accept the Plan)	(restructuring securities)

B.     Summary of Classification and Treatment

          The following tables divide the claims against and equity interests in the Debtors into separate classes and summarize the treatment for each class. The tables also identify which classes are entitled to vote on the Plan, based on rules set forth in the Bankruptcy Code. Finally, the tables indicate an estimated recovery for each class. Important Note: As described in section V.B, below, the long-term care industry is affected by numerous uncertainties, including changes in Medicare and Medicaid reimbursement, labor costs, professional liability exposure and increasing costs to insure those risks, and regulatory enforcement. Those uncertainties and other risks related to the Debtors make it difficult to determine a precise value for the Debtors and the equity interests to be distributed under the Plan of Reorganization. The recoveries described in the following tables represent the Debtors' best estimates of those values given the information available at this time. These estimates do not predict the potential trading prices for securities issued under the Plan. Unless otherwise specified, the information in the following tables and in the sections below are based on calculations as of November 30, 2001. The estimation of recoveries makes the following assumptions:

-     The new debt instruments to be issued or reinstated under the Plan of Reorganization are worth their face value.

-     The estimated enterprise value for the Debtors is between $360,000,000 and $460,000,000 (midpoint of $410,000,000) - See the valuation discussion in section IV.

-     The aggregate amount of allowed General Unsecured Claims against the Debtors is $270,000,000 million - See the discussion below on the estimated amounts and types of claims making up these classes.

-     For purposes of the recovery estimate in the table below, no current value is included for the New Warrants because they are priced above the approximate projected value of the New Convertible Common Stock (or New Common Stock, as applicable). However, under a Black-Scholes analysis, the New Warrants would have a value between $1,800,000 and $3,700,000.

Class	Description	Treatment	Entitled to Vote	Estimated Recovery
--	Debtor in Possession Credit Agreement Claims	Payment in full (outstanding letters of credit either replaced or collateralized).	No	100%
--	Administrative Expense Claims	Payment in full.	No	100%
--	Priority Tax Claims	Payment in full on Effective Date or over six years from the date of assessment of the tax, with interest.	No	100%
A	Priority Non-Tax Claims	Payment in full of the allowed amount of such claim.	No	100%
B	Other Secured Claims	See separate descriptions in section II.D.2 below.	See below	See below
C	United States Health Care Program Claims	$1,000,000 in cash $10,000,000 note.	Yes	NA
D	Senior Lender Claims (and intercompany claims against Subsidiary Debtors)	$6,651,557 in cash 88% to 92% of the common stock (depending on amount of allowed Class E-1 claims and whether Class F votes to accept the Plan).	Yes	27% to 37%
E-1	General Unsecured Claims	8% to 10% of the common stock (depending on amount of allowed Class E-1 claims).	Yes	8% to 11%
E-2	Convenience Claims	7% in cash	Yes	7%
F	Senior Subordinated Note Claims	2% of the common stock New Warrants (for 5% of the common stock) (no distribution if class rejects the Plan, in which cases shares will be distributed to Class D)	Yes	Less than 2%
G	Convertible Subordinated Debentures Claims	No distribution.	No	None
H	C-TIPS Claims	No distribution.	No	None
I	Subsidiary Debtor Intercompany Claims	No distribution.	No	None
J	Securities Litigation Claims	No distribution.	No	None
K	Equity Interests	No distribution.	No	None

          The treatment and recoveries in this chart assume that Class F accepts the Plan. If Class F rejects the Plan, the common stock allocated to it will be added to Class D.

C.     Allocation of Value

          The Senior Subordinated Note Claims (Class F), the Convertible Subordinated Debenture Claims (Class G), and the C-TIPS Claims (Class H) are all contractually subordinated to the Senior Lender

Claims (Class D). Similarly, the Convertible Subordinated Debenture Claims and the C-TIPS Claims are contractually subordinated to the Senior Subordinated Note Claims. These subordination provisions require that any property that such subordinated classes would be entitled to receive under the Plan must be distributed to the holders of the senior claims until those claims have been paid in full (including postpetition interest). The following table summarizes the strict application of those principles in connection with allocation of the New Convertible Common Stock.

	Claim	% Before Subordination	% After Subordination	% Allocation Under the Plan
Senior Lender Claims	$843,318,000	23.16%	92.58%	88.0% - 90.0%
Intercompany Claims	1,711,951,000	47.02%	0.00%	0.0%
General Unsecured Claims	244,000,000	6.70%	6.70%	8.0% - 10.0%
Convenience Claims	26,000,000	0.71%	0.71%	cash distribution
Senior Subordinated Notes	431,858,518	11.86%	0.00%	2.0%
Conv. Subordinated Notes	87,869,380	2.41%	0.00%	0.0%
C-TIPS	296,100,000	8.13%	0.00%	0.0%
	$3,641,096,898

The intercompany claims are included in the analysis because such claims have been pledged as collateral for the Senior Lender Claims. Therefore any recovery of Sun against its subsidiaries under those claims would be for the benefit of the holders of the Senior Lender Claims. In addition, the Senior Lenders assert priority treatment with respect to approximately $25 million of claims that could be treated as secured claims and which would increase their percentage share but which are ignored in the foregoing calculations. Pursuant to a negotiated settlement between representatives of the holders of the Senior Lender Claims and the holders of General Unsecured Claims on the Creditors Committee, those parties and the Debtors have agreed to allocate the New Convertible Common Stock (or New Common Stock, as applicable) as indicated in the last column in the table. This negotiated settlement is a comprehensive settlement resolving issues relating to the amount and allowability of the intercompany claims, the amount of the General Unsecured Claims, and certain other issues related to the Senior Lender Claims.

          In addition, as an accommodation to the holders of the Senior Subordinated Note Claims, and solely as an incentive to vote to accept the Plan, the Debtors have provided for the distribution of 2% of the New Common Stock and New Warrants to the holders of such claims. If the holders of the Senior Subordinated Note Claims reject the Plan, such stock will instead be issued to the holders of the Senior Lender Claims in the form of New Convertible Common Stock.

D.     Description of Class For the Debtors

          Unless otherwise indicated, the characteristics and amount of the claims or interests in the following classes are based on the books and records of the Debtors. Each Subclass is treated as a separate class for purposes of the Plan of Reorganization and the Bankruptcy Code. However, the following discussion may refer to a group of Subclasses as a single Class for ease of reference.

     1.     Priority Non-Tax Claims

          The claims in Class A are the types identified in section 507(a) of the Bankruptcy Code that are entitled to priority in payment (other than Administrative Expense Claims and Priority Tax Claims). For the Debtors, these claims relate primarily to prepetition wages and employee benefit plan contributions that had not yet been paid as of the Petition Date. Most of these claims have already been paid by the Debtors pursuant to an order entered by the Bankruptcy Court on the Petition Date. The Debtors estimate that the aggregate allowed amount of the claims in these classes will be $477,490.

     2.     Other Secured Claims

          The Debtors estimate that, as of September 30, 2001, the aggregate amount of the claims in these classes was approximately $109,040,855. These classes consist of the claims of various mortgagees and other secured creditors of the Debtors. The largest of those claims include:

Sub-Class	Description Collateral (lender or guarantor)	Treatment	Entitled to Vote	Estimated Recovery
B-1	Receivables of Retirement Care Associates and certain subsidiaries (Heller Healthcare Finance, Inc.)	Paid in full.	No	100%
B-2	San Leandro, CA [1612] Willows, CA [1695] Temple City, CA [1576] Calistoga, CA [1674] Meridian, ID [1091] Moses Lake, WA [1069] (Sumitomo)	New mortgage note:

Tranche A: LIBOR plus 2.5% interest, payable monthly over two years, for $16,555,163.49 secured by five properties.

Tranche B: LIBOR plus 2.5% interest, payable quarterly over two years, for outstanding amount attributable to Calistoga, after applying proceeds of that facility's sale plus unpaid rent calculated at the non-default rate.

			Yes	100%*
B-3	Denver, CO (THCI) [1033]	Return of collateral.	No	100%*
B-4	Brookline, MA (THCI) [1336]	Return of collateral.	No	100%*
B-5	East Boston, MA (THCI) [1337]	New 8% mortgage note in principal amount of $10,789,000, payable over 15 years.	Yes	100%*
B-6	Stamford, CT (THCI) [1534]	Return of collateral.	No	100%*
B-7	Grand Terrace, CA (Sunset Convalescent Corp.) [1582]	Defaults cured and debt reinstated.	No	100%
B-8	Carmichael, CA (PFC Corp./HUD) [1692]	Defaults cured and debt reinstated.	No	100%
B-9	Griffin, GA (LTC Properties) [1767]	Defaults cured and debt reinstated.	No	100%
B-10	Columbus, GA (LTC Properties) [1841]	Defaults cured and debt reinstated.	No	100%
B-11	Masthead Buildings (Sun Life Assurance Co. of Canada) [3002]	Debt reinstated.	No	100%
B-12	Certain escrow funds in the amount of $3,604,356 (Braswell Mgt., et al.)	Defaults cured and debt reinstated.	No	100%
B-13	Circleville (Home Health) [6416 6424]	Defaults cured and debt reinstated.	No	100%

Sub-Class	Description Collateral (lender or guarantor)	Treatment	Entitled to Vote	Estimated Recovery
B-14	New Lexington, OH (SunTrust Bank/Perry County, OH RBs) [1123]	Defaults cured and debt reinstated.	No	100%
B-15	Harriman, TN (Sentinel Trust/Roane County IRBs) [1724]	Defaults cured and debt reinstated.	No	100%
B-16	Rome, GA (Sentinel Trust/Rome-Floyd County IRBs) [1783]	Defaults cured and debt reinstated.	No	100%
B-17	Corporate Headquarters Building, Albuquerque, New Mexico (City of Albuquerque, New Mexico IRB)	Defaults cured and debt reinstated.	No	100%

* Based on an analysis by the Debtors of the value of the collateral securing these claims. Section 506(a) of the Bankruptcy Code provides that a claim is secured only to the extent of the value of the underlying collateral. Any deficiency claims of the holders of claims in Subclasses B-3, B-4, and B-6 are part of Class E-1 (General Unsecured Claims). The Debtors estimate that the aggregate amount of such deficiency claims will be $12,163,542. To the extent the Bankruptcy Court determines that any of the proposed interest rates do not meet the standards set forth in section 1129 of the Bankruptcy Code, the Debtors will adjust such rates accordingly.

               Subclass B-1 - HCFP Revolver. Heller Healthcare Finance, Inc., formerly known as HCFP Funding Inc., and Debtors Retirement Care Associates, Inc. and certain of its subsidiaries are parties to a secured revolving credit facility dated as of December 8, 1998. As of the Petition Date, the aggregate amount of claims under this revolver was approximately $12.76 million and such claims were secured by the accounts receivable and certain intangibles of those Debtors. As part of the cash collateral stipulation, the Debtors have paid this claim in full.

               Subclass B-2 - Sumitomo Synthetic Lease. SunBridge Healthcare Corporation, one of the Debtors, and Sumitomo Bank Leasing and Finance, Inc. are parties to a synthetic lease agreement, pursuant to which Sumitomo financed the acquisition or construction of certain facilities by SunBridge. The outstanding mortgage balance owed to Sumitomo as of the petition Date was $18,468,646. Under the Plan, Sun will have the ability to sell the Calistoga property, with the net proceeds of sale paid to Sumitomo to reduce the outstanding liability. The remaining five properties will be retained by the Debtors under a new non-recourse mortgage note, which is cross-defaulted and cross-collateralized, that contains two tranches. Tranche A will be in the principal amount of $16,555,163, secured by the five remaining Sumitomo properties (San Leandro, CA, Willows, CA, Temple City, CA, Meridian, ID, and Moses Lake, WA). Tranche A will be payable monthly, with interest at LIBOR plus 2.5%, for a term of two years with a balloon payment at maturity. Tranche B will be in the principal amount of $4,996,802 ($1,913,483 - Calistoga mortgage balance; $3,083,319 - unpaid postpetition rent for the 6 facilities calculated at the nondefault rate) less any proceeds from the sale of the Calistoga facility. Tranche B principal, with interest calculated at LIBOR plus 2.5%, will be due quarterly from excess cash flow first paying accrued interest then outstanding principal. All remaining principal and interest will be due as a balloon payment at the maturity of the two year term. In the event the Debtors obtain a 100% refinancing of the Sumitomo loan, any unpaid principal and interest under Tranche B will be forgiven after applying the proceeds from such refinancing as follows: first, to Tranche A; second, to accrued interest under Tranche B; and third to Tranche B principal.

               Subclass B-3 - THCI Mortgage Holding Company (Denver, Colorado facility). Mediplex of Colorado, Inc. and Valley View Psychiatric Services, Inc., two of the Debtors, and Meditrust Mortgage Investments, Inc. are parties to a promissory note and a loan agreement dated as of June 23, 1994 pursuant to which Meditrust financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under this note was approximately $9,124,370, secured by the property listed above. The Debtors will surrender the collateral securing the claims in this subclass to THCI. The Debtors will ask the Bankruptcy Court to determine the value of the collateral. Any deficiency claim by THCI shall be treated as part of Class E-1. The Debtors estimate that the deficiency claim will be approximately $4,436,890. The Debtors will surrender the collateral in subclasses B-3, B-4 and B-6 to THCI in accordance with applicable state and federal law to ensure the safety and welfare of the patients in such facilities.

               Subclass B-4 - THCI Mortgage Holding Company (Brookline, Massachusetts facility). Mediplex of Massachusetts, Inc., one of the Debtors, and Meditrust Mortgage Investments, Inc. are parties to an amended and restated promissory note and a loan agreement dated as of June 23, 1994 pursuant to which Meditrust financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under this note was approximately $3,754,596, secured by the property listed above. The Debtors will surrender the collateral securing the claims in this subclass to THCI. The Debtors will ask the Bankruptcy Court to determine the value of the collateral. Any deficiency claim by THCI shall be treated as part of Class E-1. The Debtors estimate that the deficiency claim will be approximately $1,800,551. The Debtors will surrender the collateral in subclasses B-3, B-4 and B-6 to THCI in accordance with applicable state and federal law to ensure the safety and welfare of the patients in such facilities.

               Subclass B-5 - THCI Mortgage Holding Company (East Boston, Massachusetts facility). Mediplex Rehabilitation of Massachusetts, Inc., one of the Debtors, and Meditrust Mortgage Investments, Inc. are parties to an amended and restated promissory note and a loan agreement dated as of June 23, 1994 pursuant to which Meditrust financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under this note was approximately $8,197,937, secured by the property listed above. The Debtors will issue a new note in the principal amount of the aggregate allowed claims in this subclass. The principal amount is expected to approximate $10,789,000, depending on the date the Debtors emerge from chapter 11. The new note will (i) be secured by the East Boston, Massachusetts facility, (ii) bear 8% interest or at such other market interest rate, as determined by the Bankruptcy Court, (iii) be a recourse obligation of this Debtor, and (iv) will amortize over 15 years. THCI has asserted that the Debtors' obligations under the East Boston Note include the payment of all lease rejection damages. The Debtors dispute that position. The Debtors expect that this issue will be resolved as part of confirmation of the Plan and/or any motions or proceedings currently before the Bankruptcy Court. In the event that the determinations by the Bankruptcy Court would require a material increase in the principal amount of the note for subclass B-5, the Debtors reserve the right to surrender the facility in satisfaction of those claims.

               Subclass B-6 - THCI Mortgage Holding Company (Stamford, Connecticut facility). G-WZ of Stamford, Inc., one of the Debtors, and Meditrust Mortgage Investments, Inc. are parties to an amended and restated promissory note and a loan agreement dated as of June 23, 1994 pursuant to which Meditrust financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under this note was approximately $9,268,370, secured by the property listed above. The Debtors will surrender the collateral securing the claims in this subclass to THCI. The Debtors will ask the Bankruptcy Court to determine the value of the collateral. Any deficiency claim by THCI shall be treated as part of Class E-1. The Debtors estimate that the deficiency claim will be approximately $5,926,102. The Debtors will surrender the collateral in subclasses B-3, B-4 and B-6 to THCI in accordance with applicable state and federal law to ensure the safety and welfare of the patients in such facilities.

               Subclass B-7 - Sunset Convalescent Corp. (Grand Terrace, California facility). Regency Health Services, Inc., one of the Debtors, and Sunset Convalescent Corp. are parties to a $675,000 promissory note dated June 1, 1984 (as amended, assigned and assumed) which is secured by a deed of trust dated August 28, 1993 encumbering the Grand Terrace facility. As of the Petition Date, the aggregate amount of claims under this note was approximately $571,206. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code.

               Subclass B-8 - PFC Corporation/HUD (Carmichael, California facility). Carmichael Convalescent Hospital, one of the Debtors, and PFC Corporation are parties to a security agreement and a deed of trust note dated as of November 20, 1992 and modified as of August 24, 1995 pursuant to which PFC Corporation financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under this agreement was approximately $4,641,279, secured by the property listed above. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code.

               Subclass B-9 - LTC Properties, Inc. (Griffin, Georgia facility). LTC Properties, Inc. and Retirement Care Associates, Inc., one of the Debtors, are parties to a Loan Agreement dated as of April 28, 1995 (as amended), pursuant to which LTC made a secured loan in the principal amount of $5,150,000. The Debtors have cured defaults and reinstated the loans underlying the claims in this class pursuant to the Bankruptcy Court's Order dated June 22, 2000 entitled "Order Pursuant to (i) Bankruptcy Rules 9019 approving a Settlement Agreement with LTC Properties, Inc. and (ii) Section 363(b) and 363(f) of the Bankruptcy Code and Bankruptcy Rule 6004 establishing sale procedures and authorizing the debtors to sell, free and clear of liens, claims and encumbrances, but subject to higher and better offers, certain healthcare facilities in accordance with the Settlement Agreement."

               Subclass B-10 - LTC Properties, Inc. (Columbus, Georgia facility). LTC Properties, Inc. and Summers Landing, Inc., one of the Debtors, are parties to a Loan Agreement dated as of November 22, 1996 (as amended), pursuant to which LTC made a secured loan in the principal amount of $1,300,000. The Debtors have cured defaults and reinstated the loans underlying the claims in this class pursuant to the Bankruptcy Court's Order dated June 22, 2000 entitled "Order pursuant to (i) Bankruptcy Rules 9019 approving a Settlement Agreement with LTC Properties, Inc. and (ii) Section 363(b) and 363(f) of the Bankruptcy Code and Bankruptcy Rule 6004 establishing sale procedures and authorizing the Debtors to sell, free and clear of liens, claims and encumbrances, but subject to higher and better offers, certain healthcare facilities in accordance with the Settlement Agreement."

               Subclass B-11 - Sun Life of Canada (Masthead Bldgs, Albuquerque, New Mexico). Masthead Corporation, one of the Debtors, and Sun Life Assurance Company of Canada are parties to a promissory note in the original principal amount of $8.3 million, repayment of which is secured by a first priority mortgage on Sun's headquarters. The balance of the note as of the Petition Date was $7,736,796. Amounts equal to regularly scheduled payments of principal and interest on the existing note have been paid as adequate protection throughout the cases.

               Subclass B-12 - Braswell Management et al. (Pomona and Pico Rivera, California buildings). A promissory note (secured by deeds of trust) in the amount of $4,375,000 was issued by Regency Health Services, Inc. on November 8, 1993 as consideration in addition to cash for the purchase of six healthcare facilities and one office building from Braswell Management, Inc. Through an arbitration award, the note was reduced and re-amortized retroactively to the original date of the note in the amount of $4,114,036. As of September 30, 2001 the balance on the note per the reduction and new amortization schedule is $3,527,794.51. In order to complete a sale-leaseback of the secured properties without Braswell Management Inc.'s consent, Regency deposited cash with Chicago Title Company for an agreement to indemnify around the title insurance exceptions. The current cash balance on deposit with Chicago Title is approximately $3,600,000. The monthly note payments are made by Chicago Title directly to Braswell Management Inc.

               Subclass B-13 - The Park National Bank (Circleville, Ohio). Regency Health Services, Inc., one of the Debtors, and The Park National Bank are parties to a promissory note in the original principle amount of $187,500. The balance of the note as of the Petition Date was $168,851. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code. The cure amount as of November 30, 2001 is $14,856.92.

               Subclass B-14 - New Lexington Revenue Bonds. Subclass B-14 consists of the secured claim of SunTrust Bank, as indenture trustee under that certain Trust Indenture, dated as of September 1, 1996, between the County of Perry, Ohio and SunTrust Bank, pursuant to which the County of Perry issued those certain $2,545,000 County of Perry, Ohio Nursing Facility Refunding Revenue Bonds (New Lexington Health Care Corp. Project), Series 1996. The secured claim of SunTrust Bank in Subclass B-14 is (i) allowed in the principal amount of $2,235,000, plus accrued and unpaid interest, costs and expenses, as more fully provided in the Trust Indenture and all the other documents and agreements executed in connection with the New Lexington Revenue Bonds, and (ii) secured by a duly perfected, first priority mortgage and lien on certain real and personal property (whether owned or hereafter acquired) of New Lexington Healthcare Corp., as succeeded by SunBridge Healthcare Corporation, relating to a project known as the "American New Lexington Nursing and Rehabilitation Center" located at 980 South Main Street, New Lexington, Perry County, Ohio, including without limitation, all revenues and accounts arising therefrom, among other collateral. In addition, the secured claim of SunTrust Bank in Subclass B-14 is secured by a Letter of Credit issued by Chase Manhattan Bank.

               As of the Effective Date, SunBridge Healthcare Corporation's obligation in connection with the New Lexington Revenue Bonds shall be reinstated and each and every indenture, loan agreement, mortgage, security agreement, guaranty, subordination agreement, and other document executed in connection with the New Lexington Revenue Bonds including, without limitation, the Letter of Credit shall be reinstated. All legal, equitable and contractual rights under the aforementioned New Lexington Revenue Bonds documents and the related New Lexington Revenue Bonds shall remain unaltered after confirmation of the Debtors' Plan of Reorganization. To the extent necessary to reinstate all such obligations, rights, agreements and documents, the Debtor shall execute and obtain such replacement agreements and documents, including without limitation, Uniform Commercial Code financing statements, each in form and substance materially identical to existing agreements and documents, as SunTrust Bank may require. As of the Effective Date, the maturity date of the New Lexington Revenue Bonds shall be reinstated. On the Effective Date, the Debtor shall cure any default under the New Lexington Revenue Bonds and the New Lexington Revenue Bond documents (including, without limitation, past due payments therein) and shall reimburse SunTrust Bank for all fees, costs and expenses, including legal fees and expenses, which have accrued and are required to be paid under the relevant New Lexington Revenue Bond documents.

               Subclass B-15 - Marshall Voss Industrial Revenue Bonds. The Health, Educational & Housing Facility Board of the County of Roane, Tennessee issued First Mortgage Revenue Bonds, in the original principal amount of $4,845,000, for the benefit of National Assistance Bureau, Inc., which was later replaced by Maplewood Health Care Center of Jackson, Tennessee, on behalf of the Debtors. As of the Petition Date, the balance due under such bonds, which are secured by a mortgage on the Marshall Voss Health & Rehabilitation Center in Harriman, Tennessee, was $4,185,000 Pursuant to the Cash Collateral

Stipulation, the Debtors have continued to make scheduled payments on the bonds during the pendency of their chapter 11 cases. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code.

               Subclass B-16 - Riverside, Georgia Industrial Revenue Bonds. Retirement Care Associates, Inc., one of the Debtors, and the Rome-Floyd County Development Authority with Sentinel Trust Company, as trustee, are parties to a loan agreement and a trust indenture related to first mortgage revenue refunding bonds dated as of March 1, 1996 pursuant to which Rome-Floyd County financed the acquisition or construction of the above facility. As of the Petition Date, the aggregate amount of claims under these bonds were approximately $2,405,000, secured by the property listed above. Amounts equal to interest and principal due on the note have been paid as adequate protection throughout the case. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code.

               Subclass B-17 - Albuquerque, New Mexico Industrial Development Bond. Sun Lane Purchase Corporation, one of the Debtors, as purchaser, and the City of Albuquerque, New Mexico, as issuer, are parties to a bond purchase agreement and a trust indenture related to a taxable industrial development revenue bond dated as of June 1, 1997, pursuant to which proceeds of the bond financed the acquisition or construction of a multi-building international headquarters facility for Sun Healthcare Group, Inc. The principal amount of the bond issued by the City of Albuquerque is $65,000,000. The Debtors will cure defaults and reinstate the loans underlying the claims in this class in accordance with section 1124 of the Bankruptcy Code. This is an intercompany claim and is not reflected in the aggregate secured claims.

               Other miscellaneous secured claims. The balance of the secured claims against the Debtors consist of obligations under equipment leases, mechanics and tax liens, liens of landlords on the accounts, general intangibles, or inventory related to the facilities leased by them to the Debtors, or contingent insurance carrier claims. The Debtors estimate that the aggregate amount of capital lease claims is $698,934. An additional $52 million of secured claims in this category have been filed, most of which the Debtors intend to dispute. In each case, the Debtors reserve the right to pay the secured claim in full, reinstate the debt, return the collateral, or provide periodic cash payments having a present value equal to the value of the secured creditor's interest in the Debtors' property. To the extent the claim of a creditor exceeds the value of the collateral in which it has an interest, such excess will become part of Class E-1 (General Unsecured Claims) or Class E-2 (Convenience Claims), as applicable. To the extent a secured claim such as a tax lien accrues interest under applicable local law and the holder of such claim is entitled to interest based on the collateral, such secured claim will include interest.

     3.     United States Health Care Program Claims (Class C)

          The United States has asserted administrative claims against the Debtors for overpayments in connection with Medicare reimbursement for services performed prior to the Petition Date. The United States has also asserted claims against the Debtors for violation of the False Claims Act, 31 U.S.C. Sections 3729-3733, in connection with the Medicare, TRICARE (also known as the Civilian Health and Medical Program of the Uniformed Services), and certain Medicaid programs. The Debtors have denied any violations and have asserted claims against HHS for underpayments in connection with services performed for Medicare beneficiaries for the same periods which HHS disputes. After several months of negotiation, the Debtors and the United States are close to reaching a comprehensive settlement which resolves certain civil and administrative claims of the parties (collectively, these civil and administrative claims are the "United States Health Care Program Claims"). The settlement of the United States Health Care Program Claims is anticipated to provide for a release of substantially all the administrative claims of HHS against the Debtors for certain prior periods, in exchange for which the Debtors will release substantially all their claims against HHS for underpayments for the same period. In addition, the Debtors will deliver to the United States a cash payment of $1,000,000 and a note for $10,000,000, and the United States will give the Debtors a release of certain claims.

          The Debtors intend to seek Bankruptcy Court approval of this settlement of the United States Health Care Program Claims, a copy of which will be set forth in the Plan Supplement, prior to Confirmation. In accordance with that court order, the Plan of Reorganization implements portions of this settlement, including the distribution of $1,000,000 of cash and the issuance of a new note for $10,000,000 on the Effective Date. The $10,000,000 note will have a fixed maturity of the fifth anniversary of the Effective Date and bear interest at the rate specified in section 1961 of title 28 of the United States Code. Interest will be payable quarterly. Principal will be repayable in annual installments on the anniversary of the Effective Date as follows: $1,000,000 (first anniversary); $1,000,000 (second anniversary); $2,000,000 (third anniversary); $3,000,000 (fourth anniversary); and $3,000,000 (fifth anniversary). As part of the settlement, Sun has entered into a corporate integrity agreement with HHS which provides, among other things, for the review of certain of Sun's operations by third parties.

     4.     Senior Lender Claims (Class D)

          The claims in these classes aggregate approximately $843,318,000 (not counting the intercompany claims of Sun against the other Debtors that have been pledged as security) and are the largest claims against the Debtors. The claims are based on amounts owed by Sun under the Credit Agreement. The obligations of the Debtors are secured by, among other things, (i) setoff rights of certain of the lenders under the Credit Agreement against bank accounts of Sun and certain of the other Debtors, (ii) the intercompany claims of Sun against the other Debtors, (iii) a pledge by Sun of the stock of the other Debtors and certain non-Debtors, (iv) accounts receivable with respect to approximately 80 facilities, (v) certain notes owed to the Debtors and preferred stock in Liberty Management Group, Inc., and various notes owed to CareerStaff Management, Inc. (one of the Debtors).

          Pursuant to a Stipulation Regarding Use of Cash Collateral and Adequate Protection dated as of October 20, 1999 (the "Cash Collateral Stipulation"), the Debtors' paid the Senior Lenders $40 million, with an agreement to make additional payments to reflect the correct amount of collections on accounts receivable subject to the Senior Lenders' liens and the amount of deposit accounts subject to their rights of setoff. Based on a reconciliation of these collections and the amounts held in bank accounts with the Senior Lenders on the Petition Date, the Debtors are obligated to pay the Senior Lenders an additional $4,121,557 in cash. In addition, the Debtors realized approximately $2.53 million from the sale of their German subsidiary on account of intercompany debt and stock pledged to the Senior Lenders. In addition, the Senior Lenders assert that they are entitled to approximately $25 million of secured claims related to the pledge of stock and debt of CareerStaff Management, Inc. and the receipt by the Debtors of approximately $1 million related to the disposition of their Australian operations, which also were pledged to the Senior Lenders. Due to the pledge by Sun of its claims against the other Debtors, Class D includes approximately $1.7 billion of such intercompany claims (see section II.D.10 for a description of the intercompany claims).

          The following table shows the calculation of the net claims in this Class (exclusive of the intercompany claims pledged as security and the $25 million of asserted secured claims):

Instrument	Amount
Principal (including drawn letters of credit of $14.6 million and undrawn letters of credit of approximately $5.8 million not all of which are to be replaced under the Exit Facility)	$841,210,000

Prepetition interest and letter of credit fees	46,985,000
Subtotal	888,195,000
Less:
Adequate protection payments	($40,000,000)
Replacement of letters of credit	($4,877,000)
Total	$843,318,000

          Based on the Debtors' determination of the value of the collateral described above, the claims in Class D are partially secured and partially unsecured. For the secured portion of such claims, the Plan of Reorganization provides a cash payment of $46,651,557, of which $40,000,000 has already been paid pursuant to the Cash Collateral Stipulation described in section VI below. The balance of the cash represents $4,121,557 required to be paid to the Senior Lenders pursuant to the Cash Collateral Stipulation based on final collections on accounts receivable and reconciliations of deposit accounts, and proceeds from the sale of the Company's German subsidiary which was subject to the Lenders' liens. The amounts set forth above are net of approximately $19,000,000 of prepetition letters of credit that expired or were replaced under the debtor in possession credit agreement.

          The claims in Class D have the benefit of subordination provisions in the various instruments representing the claims in Classes F (Senior Subordinated Note Claims), G (Convertible Subordinated Debenture Claims), and H (C-TIPS Claims). The effect of these subordination provisions is to require that distributions that would otherwise be made to those classes be made instead to the holders of claims in Class D. The Plan of Reorganization gives effect to those provisions, although any distribution of New Common Stock and New Warrants to the holders of claims in Class F (Senior Subordinated Note Claims) represents an accommodation by the holders in Class D to the holders in Class F.

          For the secured portion of the Senior Lender Claims, holders will receive their pro rata portion of $6,651,557. For the unsecured portion, holders will receive their pro rata portion of between 88% and 92% of the shares of New Convertible Common Stock (or New Common Stock, as applicable). The balance of the shares of New Convertible Common Stock (or New Common Stock, as applicable) will be distributed to the holders of allowed General Unsecured Claims (Class E-1 - see below) and if Class F votes to accept the Plan, the holders of the Senior Subordinated Notes Claims. The exact percentage between 88% and 92% will depend on the aggregate amount of allowed claims in Classes E-1 and E-2, and whether Class F votes to accept the Plan. As described below, the Debtors believe that the total allowed claims in Class E-1 and Class E-2 together will be approximately $270,000,000. However, claims far in excess of that amount have been filed and the exact amount to be allowed will be determined by the Bankruptcy Court through the normal chapter 11 claims process, which will continue past the

Effective Date. Accordingly, the holders of the Senior Lender Claims will receive 88% of the New Common Stock (or 90% of the New Convertible Common Stock if Class F votes to reject the Plan) on or shortly after the Effective Date and up to an additional 2% of New Convertible Common Stock (or New Common Stock, as applicable) after that time, as claims in Class E-1 and Class E-2 are resolved.

          If, at the end of the claims process, the aggregate allowed claims in Classes E-1 and E-2 are $297,000,000 or more, the holders of the Senior Lender Claims will not receive any additional shares of New Convertible Common Stock (or New Common Stock, as applicable). If, at the end of the claims process, the aggregate allowed claims in Classes E-1 and E-2 are $243,000,000 or less, the holders of the Senior Lender Claims will receive an additional 2% of the shares of New Convertible Common Stock. If the aggregate allowed claims in Classes E-1 and E-2 are between those two amounts, the Plan contains a formula that pro rates the 2% between Class D and Class E-1. The following table shows the calculation at five different claim amounts for Classes E-1 and E-2 (and assumes Class F votes to accept the Plan):

Allowed Amount of General Unsecured Claims and Convenience Claims	% of Common Stock for Senior Lender Claims
$297,000,000 or more	88.0%
283,500,000	88.5%
270,000,000	89.0%
256,500,000	89.5%
243,000,000 or less	90.0%

These 200,000 shares of New Convertible Common Stock (or New Common Stock, as applicable) will be distributed to the holders of allowed claims in Class D and Class E-1 as disputed claims in Class E-1 and Class E-2 are resolved.

          The New Convertible Common Stock (or New Common Stock, as applicable) distributed to the holders of claims in Class D is subject to dilution, based on (i) the issuance of shares of New Common Stock on the exercise of the New Warrants, (ii) the grant of restricted shares to management, or (iii) the issuance of shares of New Common Stock on the exercise of stock options granted to management.

          In the event Class F votes to accept the Plan, the Debtors will distribute shares of New Common Stock to the holders of allowed claims in Class D in lieu of shares of New Convertible Common Stock.

          Class D is impaired and entitled to vote to accept or reject the Plan of Reorganization.

     5.     General Unsecured Claims (Class E-1)

          The aggregate amount of general unsecured claims timely filed against the Debtors exceeds $14 billion. Based on prior orders of the Bankruptcy Court and agreements with certain parties, the Debtors have reduced those claims to approximately $2 billion. The Debtors estimate that on completion of the claims resolution process the aggregate amount of allowed claims in Class E-1 and Class E-2 (see below) will be approximately $270,000,000, after deducting duplicate claims, claims not supported by the Debtors' books and records, claims that have already been reduced by agreement of the parties or order of the Bankruptcy Court, claims that are subject to other objections, and claims covered by insurance. The claims in Class E-1 and Class E-2 (see below) consist of the claims of suppliers and other vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition wrongful death, employment litigation, and/or property damage claimants to the extent not covered by insurance, parties to contracts with the Debtors that are being rejected, and other general unsecured claims. The following table lists the types of claims and the estimated amount in these groups.

Type of claim	Amounts (approximates)
Suppliers and vendors (estimated amount)*	59,000,000
Mortgage deficiency claims	33,000,000
Professional liability claims**	21,000,000
Other litigation Claims*	79,000,000
Other (including estimate of rejection damages)	78,000,000
Total	$270,000,000

* This amount includes claims for $50,000 or less that the Debtors believe will be included in Class E-2 (Convenience Claims).

** See section V.C for a description of the litigation against the Debtors, including personal injury and wrongful death suits and corresponding insurance coverage.

          Each holder of an allowed Class E-1 claim will receive its pro rata share of between 8% and 10% of the shares of New Convertible Common Stock (or New Common Stock, as applicable). Eight percent will be available for distribution on the Effective Date to the holders of allowed claims in Class E-1 (subject to reserves for disputed claims - see discussion in section VIII.A.2(b) below). Such holders may receive up to an additional 2%, depending on the total amount of allowed claims in this Class and in Class E-2. For more details on the exact calculation, see the discussion in section II.D.4. The treatment for holders of Claims in Class E-2 are described below. The following table shows the calculation at five different claim amounts for Class E-1:

Allowed Amount of General Unsecured Claims and Convenience Claims	% of Common Stock for the General Unsecured Claims
$297,000,000 or more	10.0%
283,500,000	9.5%
270,000,000	9.0%
256,500,000	8.5%
243,000,000 or less	8.0%

          These 200,000 shares of New Convertible Common Stock (or New Common Stock, as applicable) will be distributed to the holders of allowed claims in Class D and Class E-1 as disputed claims in Classes E-1 and E-2 are resolved.

          The New Convertible Common Stock (or New Common Stock, as applicable) distributed to the holders of claims in Class E-1 is subject to dilution, based on (i) the issuance of shares of New Common Stock on the exercise of the New Warrants, (ii) the grant of restricted shares to management, and (iii) the issuance of shares of New Common Stock on the exercise of stock options granted to management. Holders of allowed claims in Class E-1 that are covered by insurance will be paid in the ordinary course of the Debtors' business.

          In the event Class F votes to accept the Plan, the Debtors will distribute shares of New Common Stock to the holders of allowed claims in Class E-1 in lieu of shares of New Convertible Common Stock.

          Class E-1 is impaired and entitled to vote to accept or reject the Plan of Reorganization.

     6.     Convenience Claims (Class E-2)

          The Debtors estimate that over 26,000 creditors have claims of $25,000 or less. The vast majority of these claims are those of suppliers and vendors. For purposes of administrative convenience and in accordance with section 1122(b) of the Bankruptcy Code, the Plan provides that each holder of a general unsecured claim which is an Allowed Claim in the amount of $50,000 or less will receive a cash distribution rather than shares of New Convertible Common Stock (or New Common Stock, as applicable). The Debtors estimate that allowed claims of approximately $32,000,000 will fall within this Class. Each holder of an allowed claim in Class E-2 will receive a cash payment equal to 7% of such claim. Such payments will be initially funded from recoveries by the Debtors under avoidance actions currently pending, but will be backed by Reorganized Sun if such amounts are insufficient at the time payment is required. Payments to holders of claims in Class E-2 will be made on the later of 90 days after the Effective Date or 10 days after such holder's claim becomes allowed.

          Class E-2 is impaired and entitled to vote to accept or reject the Plan of Reorganization.

     7.     Senior Subordinated Note Claims (Class F)

          The claims in these classes total $431,858,518 and consist of the principal and interest accrued and unpaid through the Petition Date under four separate series of senior subordinated notes. The following table describes the notes:

Issue and Indenture	Obligors	Outstanding Principal
9.375% Senior Subordinated Notes due 2008 Indenture, dated as of May 4, 1998, between Sun and U.S. Bank Trust National Association, as trustee	Sun Guarantied by all the Debtors (except CareerStaff and HoMed)	$150,000,000

9.5% Senior Subordinated Notes due 2007 Indenture, dated as of October 16, 1997, between Sun and U.S. Bank Trust National Association, as trustee	Sun Guarantied by all the Debtors (except CareerStaff and HoMed)	$250,000,000

11.75% Senior Subordinated Notes due 2002 Indenture, dated as of September 1, 1992, and amended and restated as of January 4, 1995, between Sun, The Mediplex Group, Inc., and the Bank of New York, as trustee	The Mediplex Group, Inc. (one of the Debtors) Guarantied by Sun	$6,161,000

9.875% Senior Subordinated Notes due 2002 Indenture, dated as of October 12, 1995, and supplemented as of September 26, 1997 and October 8, 1997, between Regency Health Services, Inc., the guarantors named therein, and U.S. Trust Company of California, N.A.	Regency Health Services, Inc. (one of the Debtors) Guarantied by Sun	$58,000

The claims in Class F are contractually subordinated to the Senior Lender Claims in Class D. Except as provided in the Plan of Reorganization, distributions that would otherwise be made to Class F are to be made to holders of Class D claims.

          If Class F accepts the Plan, the holder of each claim in this class will receive its pro rata share of 200,000 shares of New Common Stock and the New Warrants. As described below, the New Warrants will be exercisable into 500,000 shares of New Common Stock. If Class F rejects the Plan, the holders will not receive any distribution of property under the Plan in respect of such claim, and the shares will instead be issued to the holders of the Senior Lender Claims in the form of New Convertible Common Stock. Class F is impaired and entitled to vote to accept or reject the Plan of Reorganization.

     8.     Convertible Subordinated Debenture Claims (Class G)

The claims in these two classes total $87,869,380 and consist of the principal and interest accrued and unpaid through the Petition Date under two separate series of convertible subordinated notes. The following table describes the notes:

Issue and Indenture	Obligors	Outstanding Principal
6% Convertible Subordinated Debentures due 2004 Indenture, dated as of March 1, 1994, between Sun and the Bank of New York, as trustee	Sun	$83,300,000

6.5% Convertible Subordinated Debentures due 2003 Amended and restated Indenture, dated as of October 1, 1994, between Sun, The Mediplex Group, Inc., and State Street Bank and Trust Company, N.A., as trustee	Sun and The Mediplex Group	$1,382,000

          The claims in Class G are contractually subordinated to the claims in Classes D and F. Distributions that would otherwise be made to Class G will be made instead to holders of claims in Class D. The value of Reorganized Sun is not sufficient to provide for full payment of the claims in Classes D and F. Accordingly, the Plan of Reorganization does not provide for any distribution to the holders of claims in Class G. Holders of claims in Class G are deemed to reject the Plan of Reorganization and are not entitled to vote to accept or reject the Plan.

     9.     C-TIPS Claims (Class H)

          In May 1998, Sun created Sun Financing I for the purpose of issuing a hybrid debt/equity instrument. Sun Financing I is a statutory business trust organized under the laws of the state of Delaware, all of whose common equity is owned by Sun. Sun Financing I issued 13.8 million shares of its 7% Convertible Trust Issued Preferred Securities ("C-TIPS"). The C-TIPS have a liquidation preference of $25 for each share, for a total original liquidation preference of $345 million. Each C-TIPS is also convertible into 1.2419 shares of Sun's common stock equivalent to a conversion price of $20.13 per share of common stock. A portion of the C-TIPS has been converted into common stock of Sun, leaving securities with a liquidation preference of approximately $296,100,000 outstanding. The sole asset of Sun Financing I is Sun's 7% Convertible Junior Subordinated Debenture due 2028, having an original principal amount of approximately $355.7 million. The documents governing these instruments include the Amended and Restated Declaration of Trust of Sun Financing I, dated as of May 4, 1998, by Sun, Robert F. Murphy, and Robert D. Woltil, as Administrative Trustees, the Bank of New York (Delaware), as Delaware Trustee, and the Bank of New York, as property trustee, and the 7% Junior Convertible Subordinated Debenture Indenture, dated as of May 4, 1998, between Sun and the Bank of New York, as trustee.

          For purposes of exercising remedial rights or asserting claims in a bankruptcy case, the holders of the C-TIPS have a senior equity interest in Sun Financing I and, through that interest, a claim against Sun under the 7% Convertible Junior Subordinated Debenture. The combination of senior equity interest in Sun Financing I and junior claims against Sun are referred to in this Disclosure Statement as the C-TIPS Claims. The 7% Convertible Junior Subordinated is contractually subordinate to all indebtedness of Sun represented by securities, debentures, bonds, and other instruments, including the Senior Lender Claims, the Senior Subordinated Note Claims, and the Convertible Subordinated Debenture Claims.

          The range of values for Reorganized Sun (see section IV) are not large enough to provide any value to the holders of the C-TIPS Claims (or to provide any distributions to the holders of the Convertible

Subordinated Debenture Claims which are senior to the C-TIPS Claims). Accordingly, the Plan of Reorganization does not provide for any property to be distributed to the holders of the C-TIPS Claims, and the holders of claims in this class are deemed to reject the Plan.

     10.    Intercompany Claims of the Subsidiary Debtors (Class I)

          Class I consists of intercompany claims of Sun's subsidiaries against Sun other than the Claim in subclass B-17 (as opposed to the approximately $1.7 billion net of claims of Sun against its subsidiaries, which claims have been pledged to the holders of the Senior Lender Claims and are included in Class D). The Class I intercompany claims of the Subsidiary Debtors are contractually subordinated to the Senior Lender Claims. These claims of the Subsidiary Debtors that are in a net positive claim position against Sun are included in this Class I. The claims in Class I will receive no property under the Plan of Reorganization. The Debtors holding such claims are deemed to reject the Plan.

     11.    Securities Litigation Claims (Class J)

          Class J consists of all claims under the securities laws that have been or could have been asserted against Sun or any of the other Debtors. Claims under the securities laws include claims arising from rescission of a purchase or sale of a security of any of the Debtors or for damages for the purchase or sale of such a security. Such claims also include any claims for reimbursement or contribution in connection with such claims for rescission or damages. Securities of the Debtors includes any note, bond, debenture, or share of preferred or common stock, whether or not outstanding on the Petition Date. The only claims in this class of which the Debtors are aware are the claims of certain former officers and directors of Retirement Care Associates, Inc. and, to the extent a proof of claim was filed, the plaintiffs in the case styled as In re Sun Healthcare Group, Inc. Securities and Litigation Master, File No. Civ. 99-269.

          Section 510(b) of the Bankruptcy Code subordinates all the claims in this class to the claims represented by the underlying securities. The Plan of Reorganization does not provide any distribution for holders of claims in this class.

     12.    Equity Interests (Class K)

          This class consists of the common equity interests in Sun represented by Sun's outstanding common stock. Holders of equity interests in this class will receive no distribution under the Plan of Reorganization and are deemed to reject the Plan.

E.     Securities to Be Issued or Authorized Under the Plan of Reorganization

     1.     New Convertible Common Stock and New Common Stock

          The Plan will authorize the issuance of 10,000,000 shares of New Convertible Common Stock, $0.01 par value, of Reorganized Sun. The allocation of New Convertible Common Stock (or New Common Stock, as applicable) is as follows:

Amount of General Unsecured Claims and Convenience Claims	% of Common Stock for the Senior Lenders	% of Common Stock for General Unsecured Claims
$297,000,000 or more	88.0%	10.0%
283,500,000	88.5%	9.5%
270,000,000	89.0%	9.0%
256,500,000	89.5%	8.5%
243,000,000 or less	90.0%	8.0%

In addition, if Class F votes to accept the Plan, then 2% of the New Common Stock will be distributed to the holders of Claims in Class F. If Class F votes to reject the Plan, the New Common Stock allocated to Class F will instead be issued to Class D as New Convertible Common Stock.

          Initial holders who are entitled to receive shares of New Convertible Common Stock on the Effective Date will have the right to convert each share received by them to one share of New Redeemable Preferred Stock. This right of conversion is integral to the New Convertible Common Stock, but is available only to persons receiving such shares because they hold allowed claims in Classes D or E-1. The conversion right is not transferable (except to affiliates of the initial holder) and expires on the third anniversary of the Effective Date. In addition, each share of New Convertible Common Stock is convertible into one share of New Common Stock under the following circumstances: (i) at any time prior to the third anniversary of the Effective Date, the holder of such share elects to convert it into one share of New Common Stock; (ii) automatically on the sale, transfer, or other disposition of such share to any person (other than affiliates); or (iii) automatically on the third anniversary of the Effective Date.

          Each share of New Convertible Common Stock will entitle the holder thereof to one vote for the election of directors and in connection with all other matters submitted to shareholders for vote. The shares of New Convertible Common Stock, New Redeemable Preferred Stock, and New Common Stock vote together on all matters normally submitted to shareholders for a vote, including the election of directors.

          In the event Class F votes to accept the Plan, the Debtors will issue shares of New Common Stock in lieu of shares of New Convertible Common Stock for purposes of distributions under the Plan. In that event, the New Convertible Common Stock will not be issued.

     2.     New Redeemable Preferred Stock

          The Plan will authorize the issuance of up to 10,000,000 shares of New Redeemable Preferred Stock of Reorganized Sun. No shares of New Redeemable Preferred Stock will be issued on the Effective Date. The New Redeemable Preferred Stock will be issued only on conversion of shares of the New Convertible Common Stock, as described below.

          The New Redeemable Preferred Stock will have a liquidation preference of $25 per share (for an aggregate liquidation preference of $250,000,000, assuming all shares of New Convertible Common Stock convert) and will accrue dividends at the annual rate of 7%. Dividends may be paid if Sun has legally adequate capital and if such payment is permitted under then existing loan obligations of the Reorganized Debtors. To the extent legally permissible, the New Redeemable Preferred Stock will be subject to mandatory redemption at its liquidation preference within 90 days after the end of any fiscal year in which EBITDA equals or exceeds $250,000,000 and shall be optionally redeemable by Reorganized Sun at any time. In addition, on January 31, 2007, Reorganized Sun shall make a payment equal to $5 for each share of New Redeemable Preferred Stock outstanding on such date. After such date, the liquidation preference for the New Redeemable Preferred Stock shall be $20 per share. Each share of New Redeemable Preferred Stock will entitle the holder thereof to one vote on all matters subject to a vote by the holders of the New Convertible Common Stock and New Common Stock, including the election of directors.

          In the event Class F votes to accept the Plan, the New Redeemable Preferred Stock will not be authorized for issuance.

     3.     New Common Stock

          The Plan will authorize the issuance of 50,000,000 shares of new common stock, $0.01 par value, of Reorganized Sun. 10,000,000 shares will be reserved for the conversion of up to 10,000,000 shares of New Convertible Common Stock (see above). 500,000 shares will be reserved for the exercise of the New Warrants (see below). The balance of the shares will be available for general corporate purposes (including stock grants or stock options awarded in connection with the Management Incentive Plan). In the event Class F votes to accept the Plan, shares of New Common Stock will be issued in lieu of shares of New Convertible Common Stock to holders of allowed claims in Classes D and E-1.

     4.     New Warrants

          On the Effective Date, Reorganized Sun will issue warrants to purchase 500,000 shares of New Common Stock. This represents 5% of the total number of shares of common stock issued on the Effective Date, subject to dilution for stock issuances or the exercise of options under a management incentive plan established by the new board of directors for key employees. The New Warrants will expire on the third anniversary of the Effective Date and will have an exercise price of $76 per share of New Common Stock. The current valuation of the New Warrants is between $1,800,000 and $3,700,000, based on (i) volatility of 62%, (ii) an estimated value of $27.00 per share for the New Common Stock, (iii) the exercise price of $76 for the New Warrants, (iv) a three-year expiration for the New Warrants, and (v) a risk free rate of 3%.

     5.     Management Shares

          As more fully described in section VIII.F below, shares of New Common Stock will be authorized for issuance to key employees as determined by the new board of directors (either as direct grants or through the exercise of stock options) as part of a new management incentive plan.

F.     Administrative Expenses

          In order to confirm the Plan of Reorganization, allowed undisputed Administrative Expense Claims and allowed Priority Tax Claims must be paid in full or in a manner otherwise agreeable to the holders of those claims. Administrative expenses are the actual and necessary costs and expenses of the Debtors' chapter 11 cases. Those expenses include, but are not limited to, postpetition salaries and other benefits for employees, postpetition rent for facilities and offices, amounts owed to vendors providing goods and services during the chapter 11 cases, tax obligations incurred after the commencement of the chapter 11 cases, including interest, if applicable, under relevant state law, and certain statutory fees and expenses. Other administrative expenses include the actual, reasonable, and necessary professional fees and expenses of the professionals retained by the Debtors and the Creditors Committee, personal injury claims, tort claims or other similar litigation claims arising after the Petition Date, once liquidated, to the extent not covered by insurance as well as the obligations outstanding under Sun's debtor in possession financing agreements. Postpetition personal injury claims covered by insurance, once liquidated, will be paid in the ordinary course of the Debtors' business. The Debtors do not expect to pay any material amounts with respect to such claims on or prior to the Effective Date.

          Consistent with the requirements of the Bankruptcy Code, the Plan of Reorganization generally provides for allowed Administrative Expense Claims to be paid in full on the later of the Effective Date and the first business day after the date that is thirty (30) days after the date such Administrative Expense Claim becomes allowed, except for Administrative Expense Claims relating to ordinary course of business transactions or for money borrowed, both of which will be paid in accordance with the past practice of the Debtors and the terms of the agreements governing such obligations. Allowed Administrative Expense Claims relating to compensation of the professionals retained by the Debtors or the Creditors Committee, or for the reimbursement of expenses for certain members of the Creditors Committee will, unless otherwise agreed by the claimant, be paid on the later of the Effective Date and the date on which an order allowing such Administrative Expense Claim is entered.

          Personal injury claims, tort claims or other similar litigation claims arising after the Petition Date are not subject to the discharge injunction and may be liquidated in the ordinary course of business without further order of the Bankruptcy Court. Personal injury claimants, tort claimants or other similar litigation claimants whose claims arose after the Petition Date shall not be required to file an application for administrative expense and shall not be subject to any deadline to file applications for administrative expenses.

          Allowed Priority Tax Claims entitled to priority under the Bankruptcy Code will be paid either in full on the later of the Effective Date and the first business day after the date that is thirty (30) days after the date such claim becomes allowed or with interest at a fixed annual rate equal to the rate applicable to underpayments of federal income tax on the Effective Date (determined pursuant to section 6621 of the Internal Revenue Code, without regard to subsection (c) thereof) over a period not exceeding six (6) years from the date of assessment of the tax. Valid liens of the holders of Allowed Priority Tax Claims are not affected by the Plan.

     1.     Debtor in Possession Financing

          The Debtors estimate that there will be approximately $90,000,000 outstanding under their debtor in possession financing agreements on the Effective Date. Of that amount, approximately $37,600,000 will relate to outstanding letters of credit. With the exception of those letters of credit, obligations under the debtor in possession financing agreements will be paid on the Effective Date. On the Effective Date, outstanding letters of credit will either be replaced or will remain outstanding and will be backed up with new letters of credit or cash collateralized.

     2.     Federal Medicare Claims

          As part of the Plan, the Debtors will assume the provider agreements with the federal government for all facilities that are not being closed or transferred. For the postpetition period, any overpayments and CMS-imposed civil monetary penalties asserted by the Medicare fiscal intermediaries for the Debtors have either been paid or will be paid in full or are subject to appeal in the ordinary course. All prepetition overpayments are being resolved as part of the settlement of the United States Health Care Program Claims described in section II.D.3.

     3.     State Medicaid Claims

          As part of the Plan, the Debtors will assume the provider agreements with various state governments for all facilities that are not being closed or transferred. Certain of the Debtors that operate nursing facilities have accrued credits or overpayments which are due from or payable to various state Medicaid programs. The net aggregate amount of such credits and overpayments is approximately $15 million of claims against the Debtors, of which approximately $10 million relates to prepetition liabilities of retained facilities and $5 million relates to prepetition liabilities of closed or transferred facilities. In addition, overpayments claimed for the period after the Petition Date aggregate approximately $2.5 million. As part of the assumption of certain agreements and/or programs related to participation in the Medicaid programs in those states, the Debtors expect to make such payments in the ordinary course of their businesses. Prepetition claims related to closed facilities will be part of Class E-1 or Class E-2, as applicable, to the extent the holders of such claims timely filed proofs of claim.

     4.     Fees and Expenses of Professionals

          As of October 31, 2001, the Debtors have paid the various professionals in their chapter 11 cases an aggregate of approximately $30 million since the Petition Date. Those professionals have filed fee applications for an additional $6.3 million. The Debtors estimate that various professionals will file fee applications subsequent to October 31, 2001 for approximately $6 million, assuming the effective date of the Plan is February 28, 2002.

     5.     Payments to Employees

          The Bankruptcy Court has approved retention programs for key employees of the Debtors. Under those programs, up to approximately $420,000 in plan of reorganization incentive payments may be made.

     6.     Quarterly Fees to United States Trustee

          The United States Trustee for Region 3 asserts that the amount of quarterly fees payable to the United States Trustee pursuant to 28 U.S.C. Section 1930 exceeds what the Debtors have paid in quarterly fees throughout these chapter 11 cases. The Debtors strongly disagree with the United States Trustee on this issue. The United States Trustee asserts that the additional amount of quarterly fees owed by the Debtors is substantially in excess of what the Debtors have already paid in quarterly fees. A significant increase in the fees due the United States Trustee will have an adverse impact on the liquidity of the Debtors on the Effective Date.

G.     Deemed Consolidation for Distribution Purposes

          For purposes of distributions to Classes D, E, and F, the Debtors will be considered to be a single legal entity. This "deemed" consolidation has three major effects. First, it eliminates guaranties of the obligations of one Debtor by another Debtor. Second, each claim filed in Classes D, E, and F against any of the Debtors will be considered to be a single claim against the consolidated Debtors.

          The deemed consolidation will not affect the legal and organizational structure of the Debtors, the modification or reinstatement of claims in Class B (with the legal, equitable, and contractual rights to which the holder of any such claim in Class B being reinstated and unimpaired under the Plan being left unaltered), or guaranties or the grants of collateral in connection with any financing entered into on the Effective Date or pursuant to any contract or lease that is assumed under the Plan, or distributions out of any insurance policies or proceeds of policies. The foregoing deemed consolidation of the Debtors will result in the deemed elimination of multiple and duplicative claims, joint and several liability claims and guaranties, and the payment of allowed claims against each of the Debtors from a common fund. The deemed consolidation of the Debtors for distribution purposes shall not affect the requirement for each Debtor to pay the quarterly fees to the United States Trustee pursuant to 28 U.S.C. Section 1930 for periods prior to the entry of the order confirming the Plan. Both the Debtors and the United States Trustee reserve their rights as to whether a deemed consolidation has any effect on the quarterly fees due after confirmation of the Plan.

          The Debtors believe that the foregoing deemed consolidation of their respective estates is warranted in light of the criteria established by the courts in ruling on the propriety of substantive consolidation in other cases. The two critical factors considered in assessing the entitlement to substantive consolidation are (i) whether creditors dealt with the Debtors as a single economic unit and did not rely on their separate identity in extending credit or (ii) whether the affairs of the Debtors are so entangled that consolidation will benefit all creditors. With respect to the first factor, creditors who make loans on the basis of the financial status of a separate entity expect to be able to look to the assets of their particular borrower for satisfaction of that loan. The second factor involves whether there has been a commingling of the assets and business functions and considers whether all creditors will benefit because untangling is either impossible or so costly as to consume the assets. The following is a discussion of these factors as they relate to the Debtors.

          There is an ample factual basis for the deemed consolidation of the Debtors. First, the holders of the Senior Lender Claims dealt with substantially all the Debtors as a single economic unit and did not rely on their separate identity in extending credit. Specifically, almost all the Debtors are guarantors under the credit agreement governing the Senior Lender Claims. In addition, almost all the Debtors guarantied the second largest group of claims - the Senior Subordinated Note Claims in Class F. This course of dealing and the expectations of the holders of the Senior Lender Claims and the Senior Subordinated Note Claims together justify consolidation for distribution purposes.

          Second, the affairs of the Debtors are entangled to the extent that consolidation will benefit all creditors. The Debtors consist of Sun and 185 of its direct and indirect subsidiaries. Through the subsidiary Debtors, Sun, among other things, (i) operates approximately 260 long-term, subacute care and assisted living facilities, (ii) provides rehabilitation therapy and oxygen and respiratory therapy supplies in 41 states, (iii) operates 32 regional pharmacies, nine in-house long-term care pharmacies, and one pharmaceutical billing and consulting center, (iv) has approximately 25 division offices providing temporary therapy and nursing staffing services and (v) provides other health care services through multiple locations. There is little correlation between the names the Debtors conduct business under and the names of the legal entities that technically own such facilities. This fact alone will make it very difficult for creditors to ascertain which Debtor they have a claim against.

          Third, the books and records of the Debtors reflect a large amount of intercompany claims reflecting, among other things, advances from Sun to fund and build its operations, upstreamed funds from the other Debtors to enable Sun to make payments to creditors, the allocation of corporate overhead, and the transfer of other property from one Debtor to another. In view of the complexity of such transactions and the adjustments that have been made over time, it would be difficult to reconcile intercompany claims without embarking on an enormous effort that would diminish the return for all creditors.

          Finally, the Debtors participate in a unified cash management system (which includes non-Debtor subsidiaries) which would make it extremely difficult to confirm a plan of reorganization for individual Debtors.

          In view of the foregoing, the Debtors believe that creditors would not be prejudiced to any significant degree by the deemed consolidation proposed in the Plan of Reorganization, which is consistent with creditors' having dealt with the Debtors as a single economic entity. Further, the Debtors believe that such deemed consolidation would best utilize the Debtors' assets and maximize the potential of all of the Debtors to pay to the creditors of each entity the distributions proposed in the Plan of Reorganization.

H.     Securities Law Matters

          Holders of allowed Senior Lender Claims, allowed General Unsecured Claims, and allowed Senior Subordinated Note Claims will receive Plan Securities pursuant to the Plan of Reorganization. Section 1145 of the Bankruptcy Code provides certain exemptions from the securities registration requirements of federal and state securities laws with respect to the distribution of securities under a plan of reorganization.

     1.     Issuance and Resale of New Securities Under the Plan of Reorganization

          Section 1145(a) of the Bankruptcy Code generally exempts from registration under the Securities Act of 1933 (the "Securities Act") the offer or sale of a debtor's securities under a chapter 11 plan if such securities are offered or sold in exchange for a claim against, or an equity interest in, such debtor, and in the case of warrants so issued under a chapter 11 plan, also generally exempts the issuance of stock issued upon exercise of such warrants. In reliance upon this exemption, the New Convertible Common Stock will be issued on the Effective Date as provided in the Plan of Reorganization, and the New Redeemable Preferred Stock or New Common Stock to be issued upon the conversion of the New Convertible Common Stock generally will be exempt from the registration requirements of the Securities Act. Accordingly, such securities may be resold without registration under the Securities Act or other federal securities laws pursuant an exemption provided by section 4(1) of the Securities Act, unless the holder is an "underwriter" with respect to such securities, as that term is defined in the Bankruptcy Code. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of securities issued under the Plan of Reorganization are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

          Section 1145(b) of the Bankruptcy Code defines "underwriter" for purposes of the Securities Act as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim other than in ordinary trading transactions, or (b) offers to sell securities issued under a plan for the holders of such securities, or (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution of such securities, or (d) is a control person of the issuer of the securities or other issuer of the securities within the meaning of Section 2(11) of the Securities Act. The legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor who owns at least ten percent (10%) of the securities of a reorganized debtor may be presumed to be a "control person."

          Notwithstanding the foregoing, statutory underwriters may be able to sell their securities pursuant to the resale limitations of Rule 144 promulgated under the Securities Act. Rule 144 would, in effect, permit the resale of securities received by statutory underwriters pursuant to a chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions. Parties who believe they may be statutory underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own legal advisors as to the availability of the exemption provided by Rule 144.

          Whether any particular person would be deemed to be an "underwriter" with respect to any security issued under the Plan of Reorganization would depend upon the facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular person receiving distributions under the Plan of Reorganization would be an "underwriter" with respect to any security issued under the Plan of Reorganization.

          In view of the complex, subjective nature of the question of whether a particular person may be an underwriter or an affiliate of the reorganizing Debtors, the Debtors make no representations concerning the right of any person to trade in the New Convertible Common Stock, New Redeemable Preferred Stock, or New Common Stock to be distributed pursuant to the Plan of Reorganization. Accordingly, the debtors recommend that potential recipients of Plan Securities consult their own counsel concerning whether they may freely trade such securities.

     2.     Public Reporting

          Unless otherwise determined by the new board of directors, Reorganized Sun will use its best efforts to continue to be a reporting company under the Securities Exchange Act of 1934.

     3.     Registration Rights

          The Plan of Reorganization provides for the execution of a registration rights agreement between Reorganized Sun and the any holder of the New Convertible Common Stock or (New Common Stock, as applicable) that would qualify as an "underwriter" as defined in section 1145(b) of the Bankruptcy Code, such as a holder of 10% or more of such securities. Such registration rights shall only apply to the registration of New Common Stock. The reason for such an agreement is that statutory "underwriters" will not be able to take advantage of the exemption from registration provided in section 1145 that is available to other holders. A copy of the registration rights agreement is set forth in the Plan Supplement.

I.     Reservation of "Cram Down" Rights

          The Bankruptcy Code permits the Bankruptcy Court to confirm a chapter 11 plan of reorganization over the dissent of any class of claims or equity interests as long as the standards in section 1129(b) are met. This power to confirm a plan over dissenting classes - often referred to as "cram down" - is an important part of the reorganization process. It assures that no single group (or multiple groups) of claims or interests can block a restructuring that otherwise meets the requirements of the Bankruptcy Code and is in the interests of the other constituents in the case.

          The Debtors each reserve the right to seek confirmation of the Plan, notwithstanding the rejection of the Plan by any class entitled to vote. In the event a class votes to reject the Plan, the Debtors will request the Bankruptcy Court to rule that the Plan meets the requirements specified in section 1129(b) of the Bankruptcy Code with respect to such class. The Debtors will also seek such a ruling with respect to each class that is deemed to reject the Plan.

III.

Voting Procedures and Requirements

          Detailed voting instructions are provided with the ballot accompanying this Disclosure Statement. The following classes are the only ones entitled to vote to accept or reject the Plan.

Class	Description
B-2	Sumitomo (synthetic lease)
B-5	East Boston (THCI)
C	United States Health Care Program Claims
D	Senior Lender Claims
E-1	General Unsecured Claims
E-2	Convenience Claims
F	Senior Subordinated Note Claims

If your claim is not in one of these classes, you are not entitled to vote and you will not receive a ballot with this Disclosure Statement. If your claim is in one of these classes, you should read your ballot and follow the listed instructions carefully. Please use only the ballot that accompanies this Disclosure Statement.

Ballot information number: For Voting Classes B-2, B-5, C, D, and E-1 and E-2: (212) 376-8494 For Voting Class F: (877) 750-2689

A.     Vote Required for Acceptance by a Class

          Under the Bankruptcy Code, acceptance of a plan of reorganization by a class of claims is determined by calculating the number and the amount of claims voting to accept, based on the actual total allowed claims voting. Acceptance requires an affirmative vote of more than one-half of the total allowed claims voting and two-thirds in amount of the total allowed claims voting.

B.     Classes Not Entitled to Vote

          Under the Bankruptcy Code, creditors are not entitled to vote if their contractual rights are unimpaired by the Plan or if they will receive no property under the Plan. Based on this standard, for example, the holders of Priority Non-Tax Claims and miscellaneous secured claims are not being affected by the Plan. In addition, the holders of the Convertible Subordinated Debenture Claims, the C-TIPS Claims, the Subsidiary Debtor Intercompany Claims, and the Securities Litigation Claims are not receiving any property and are therefore deemed to reject the Plan. Similarly, shareholders of Sun are not entitled to vote because they are not receiving any property under the Plan. Shareholders are also deemed to vote to reject the Plan. For a summary of the classes entitled to vote, see the charts in section II.B and II.D.2.

C.     Voting

          In order for your vote to be counted, your vote must be actually received by the voting agent at the following address before the voting deadline of 5:00 p.m., Eastern Time, on January 21, 2002:

Voting Agent:

For Voting Classes B-2, B-5, C, D, E-1 and E-2:

Bankruptcy Services, LLC
70 E. 55th Street
New York, NY 10022
(Attn: Sun Healthcare)

For Voting Class F:

Innisfree M&A Inc.
501 Madison Avenue, 20th Floor
New York, NY 10022
(Attn: Sun Healthcare)

          If the instructions on your ballot require you to return the ballot to your bank, broker, or other nominee, or to their agent, you must deliver your ballot to them in sufficient time for them to process it and return it to the voting agent before the voting deadline. If a ballot is damaged or lost, you may contact the Debtors' voting agent at the number set forth above. Any ballot that is executed and returned but which does not indicate an acceptance or rejection of the Plan of Reorganization will not be counted.

IV.

Financial Information, Projections, and Valuation Analysis

A.     Introduction

          This section provides summary information concerning the recent financial performance of the Debtors by major line of business. It also sets forth below an estimate of a going concern valuation for the Debtors, based on information available at the time of the preparation of this Disclosure Statement.

          The projections assume an Effective Date of December 31, 2001 (although they would not be materially different if the Effective Date is the end of February, 2002), with allowed claims treated in accordance with those provided for in the Plan. Expenses incurred as a result of the reorganization cases are assumed to be paid on the Effective Date. If the Debtors do not emerge from chapter 11 as currently scheduled, additional Administrative Expenses will be incurred until such time as a plan of reorganization is confirmed and becomes effective. These Administrative Expenses could significantly impact the Debtors' cash flows. The financial projections of the Debtors were prepared on an unlevered basis.

          It is important to note that the projections and estimates of values described below may differ from actual performance and are highly dependent on significant assumptions concerning the future operations of these businesses. These assumptions include reimbursement levels under the Medicare and state Medicaid programs, professional liability insurance costs, growth of certain lines of business, labor and other operating costs, inflation, and the level of investment required for capital expenditures and working capital. Please refer to section IX, below, for a discussion of many of the factors that could have a material effect on the information provided in this section.

          The estimates of value are not intended to reflect the values that may be attainable in public or private markets. They also are not intended to be appraisals or reflect the value that may be realized if assets are sold.

B.     Operating Performance

          The following are balance sheets and income statements for the Debtors, shown on a consolidated basis. These financial statements include the operations of non-Debtor subsidiaries, including Sun's international operations which were divested in 2001. The statements also include results of operations of facilities divested by Sun and facilities targeted for divestiture.

Balance Sheet for the Year Ended December 31, 2000 ($000)

Cash and equivalents	$ 37,589
Accounts receivable, net	195,362
Other current assets	34,265

Current assets	267,216

Goodwill, net	188,005
Property and equipment, net	180,285
Other long-term assets	214,482

Total assets	$ 849,988
=========
Current portion of long-term debt	$ 86,039
Other current liabilities	342,797

Current liabilities	428,836

Liabilities subject to compromise	1,529,928
Other long term liabilities	436,562

Stockholders' deficit	(1,545,338)

Total liabilities and stockholders' deficit	$ 849,988
=========

Income Statement for the Year Ended December 31, 2000 ($000)

SunBridge (inpatient services)	$ 1,718,177
SunScript (pharmacy services)	228,716
SunDance (therapy services)	184,294
Other revenue	327,741

Revenues, net	2,458,928

Operating expenses	2,174,173

EBITDAR	284,755

Lease expense	242,878

EBITDA	41,877

Depreciation and amortization	45,881
Interest expense	34,269
Debt restructuring, reorganization and other Charges	507,438

Net loss	$ (545,711)
=========

Balance Sheet as of September 30, 2001 ($000)

Cash and equivalents	$ 51,106
Accounts receivable, net	144,905
Other current assets	36,306

Current assets	232,317

Goodwill, net	170,012
Property and equipment, net	145,235
Other long-term assets	72,041

Total assets	$ 619,605
=========
Current portion of long-term debt	$ 56,030
Other current liabilities	277,275

Current liabilities	333,305

Liabilities subject to compromise	1,530,600
Other long term liabilities	336,908

Stockholders' deficit	(1,581,208)

Total liabilities and stockholders' deficit	$ 619,605
=========

Income Statement for the Nine Months Ended September 30, 2001 ($000)

SunBridge (inpatient services)	$ 1,176,414
SunScript (pharmacy services)	178,021
SunDance (therapy services)	121,083
Other revenue	56,415

Revenues, net	1,531,933

Operating expenses
Operating expenses	1,374,931

EBITDAR	157,002

Lease expense	121,694

EBITDA	35,308

Depreciation and amortization	23,875
Interest expense	9,129
Debt restructuring, reorganization and other charges	50,674

Net loss	$ (48,370)
=========

C.     Five Year Projections

          General Operating Assumptions. Sun will continue to operate its healthcare service businesses through its three major lines of business: SunBridge, SunDance, and SunScript. SunBridge operates long-term care nursing facilities and hospitals, SunDance operates the company's rehabilitation therapy business, and SunScript is Sun's institutional pharmacy business. Other operations include temporary therapy and nursing staffing services, mobile radiology, medical laboratories, and home healthcare services.

          The operation of Sun's business will not change materially from that described in its Form 10-K as of and for the year ended December 31, 2000. The financial projections generally assume inflationary rate increases and relatively stable occupancy. The financial projections do not assume that Sun acquires additional nursing facilities.

          Year 2001 reflects actual results through October 31, 2001, and projected results developed through a detailed bottoms-up budgeting approach. Fiscal years 2002-2005 have been projected using the year 2001 budget as a basis and adjusted for anticipated changes in government reimbursement, patient mix, occupancy rates, insurance costs, and industry trends. The following represents the highlights of the financial projections (which assume the continued operation of 244 facilities):

-     Revenue CAGR 2000-2005 of 1.6%

-     EBITDA CAGR 2000-2005 of 14.6%

-     EBITDA Margin % at 2.7% in 2000, decreasing to 2.3% in 2001, increasing to 5.0% in 2005

-     Capital expenditures of $50.8 million in 2000, decreasing to $33.6 million in 2001, and increasing to $58.9 million in 2005

          Projections. The following table presents summary projected financial information for the Debtors:

	Years ($ in 000's)
	2000	2001	2002	2003	2004	2005

Revenue	$ 2,179,900	$ 1,995,100	$ 2,029,700	$ 2,123,600	$ 2,247,800	$ 2,362,300
EBITDA	$ 59,600	$ 46,400	$ 73,600	$ 88,700	$ 103,700	$ 117,900
EBITDA %	2.7%	2.3%	3.6%	4.2%	4.6%	5.0%
EBITDAR	$ 261,200	$ 210,200	$ 236,700	$ 253,600	$ 273,200	$ 291,900
EBITDAR %	12.0%	10.5%	11.7%	11.9%	12.2%	12.4%
Capital Exp.	$ 50,800	$ 33,600	$ 45,900	$ 53,100	$ 56,100	$ 58,900

Note:  The Debtors and THCI are currently litigating whether the Debtors can reject certain leases in this portfolio. In addition, the Debtors propose to transfer three of the four buildings on which THCI has mortgages as part of this Plan. Generally, see section II.D.2 and VI.E.5. The projections in the table above do not include the EBITDA and EBITDAR effects of such rejections and transfers. If the Debtors are successful the projections would increase by a material amount.

D.     Going Concern Valuation

          Sun has been advised by Lazard Freres, its financial advisor, with respect to the estimated reorganization value of Reorganized Sun on a going concern basis. Solely for purposes of the Plan, the analysis performed by Lazard Freres indicates that the estimated reorganization values of Reorganized Sun, after distributions of cash pursuant to the Plan, is within the range of $360 million to $460 million (with a point estimate value of $410 million) as of November 30, 2001.

          THE ASSUMED RANGE OF REORGANIZATION VALUES, AS OF AN ASSUMED EFFECTIVE DATE OF DECEMBER 31, 2001, REFLECTS WORK PERFORMED BY LAZARD FRERES ON THE BASIS OF INFORMATION CONCERNING THE BUSINESS AND ASSETS OF SUN AVAILABLE TO LAZARD FRERES AS OF NOVEMBER 30, 2001. NEITHER LAZARD NOR SUN HAS UPDATED THE ESTIMATED RANGE OF REORGANIZATION VALUES TO REFLECT INFORMATION AVAILABLE TO SUN OR LAZARD SUBSEQUENT TO NOVEMBER 30, 2001.

          Based upon assumed total debt (including capital lease and capitalized operating lease obligations) of approximately $140 million, the estimated imputed range of equity values of Reorganized Sun is between $220 million and $320 million, with a point estimate value of $270 million. Assuming a distribution of 10 million shares of New Convertible Common Stock (or New Common Stock, as applicable), the estimated imputed range of equity value is between $22.00 and $32.00 per share, with an estimated point value of $27.00 per share.

          The foregoing estimate of the value of Reorganized Sun is based on a number of assumptions, including a successful reorganization of Sun's business and finances in a timely manner, the implementation of Reorganized Sun's business plan, the achievement of the forecasts reflected in the projections, market conditions as of November 30, 2001, continuing through the assumed Effective Date of February 15, 2002, and the Plan becoming effective in accordance with the estimates and other assumptions discussed herein.

          In preparing its analysis of the estimated reorganization value of Reorganized Sun, Lazard Freres, among other analyses: (i) reviewed certain historical financial information of Sun for recent years and interim periods including the most current financial results through October 31, 2001; (ii) reviewed certain internal financial and operating data of Sun including financial projections prepared and provided by management relating to its business and its prospects; (iii) met with certain members of senior management of Sun to discuss Sun's operations and future prospects; (iv) reviewed publicly available financial data and considered the market value of public companies which Lazard Freres deemed generally comparable to the operating business of Sun; (v) considered certain economic and industry information relevant to the operating business; and (vi) conducted such other studies, analysis, inquiries, and investigations as it deemed appropriate.

          ALTHOUGH Lazard FRERES CONDUCTED A REVIEW AND ANALYSIS OF Sun'S BUSINESS, OPERATING ASSETS AND LIABILITIES AND REORGANIZED Sun'S BUSINESS PLANS, IT ASSUMED AND RELIED ON THE ACCURACY AND COMPLETENESS OF ALL (I) FINANCIAL AND OTHER INFORMATION FURNISHED TO IT BY SUN, AND (II) PUBLICLY AVAILABLE INFORMATION. IN ADDITION, Lazard FRERES DID NOT INDEPENDENTLY VERIFY MANAGEMENT'S PROJECTIONS IN CONNECTION WITH SUCH ESTIMATES OF THE REORGANIZATION VALUE, AND NO INDEPENDENT VALUATIONS OR APPRAISALS OF Sun WERE SOUGHT OR OBTAINED IN CONNECTION HEREWITH.

          THE ESTIMATED range OF REORGANIZATION VALUEs described herein DOES NOT PURPORT TO BE AN APPRAISAL OR NECESSARILY REFLECT the VALUES WHICH MAY BE REALIZED IF ASSETS ARE SOLD AS A GOING CONCERN, IN LIQUIDATION, OR OTHERWISE.

          THE ANALYSIS OF sUN'S REORGANIZATION VALUE PREPARED BY Lazard FRERES REPRESENTS THE HYPOTHETICAL RANGE OF ENTERPRISE VALUES AND IS based on the assumptions contained herein. tHE ANALYSIS WAS DEVELOPED SOLELY FOR PURPOSES OF THE FORMULATION AND NEGOTIATION OF A PLAN OF REORGANIZATION AND THE DETERMINATION OF IMPLIED RELATIVE RECOVERIES TO CREDITORS THEREUNDER. SUCH ESTIMATES REFLECT COMPUTATIONS OF THE RANGE OF ENTERPRISE VALUES OF REORGANIZED Sun THROUGH THE APPLICATION OF VARIOUS GENERALLY ACCEPTED VALUATION TECHNIQUES AND DO NOT PURPORT TO REFLECT OR CONSTITUTE APPRAISALS, LIQUIDATION VALUES, OR ESTIMATES OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN, WHICH MAY BE SIGNIFICANTLY DIFFERENT THAN THE AMOUNTS SET FORTH HEREIN.

          THE VALUE OF AN OPERATING BUSINESS IS SUBJECT TO NUMEROUS UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT TO PREDICT, AND WILL FLUCTUATE WITH CHANGES IN FACTORS AFFECTING THE FINANCIAL CONDITION AND PROSPECTS OF SUCH A BUSINESS. AS A RESULT, THE ESTIMATE OF THE RANGE OF ENTERPRISE VALUES OF REORGANIZED Sun SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATES ARE INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER Sun, Lazard FRERES, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. iN ADDITION, THE

VALUATION OF NEWLY ISSUED SECURITIES IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF which ARE DIFFICULT TO PREDICT. ACTUAL MARKET PRICES OF SUCH SECURITIES AT ISSUANCE WILL DEPEND UPON, AMONG OTHER THINGS, CONDITIONS IN THE FINANCIAL MARKETS, THE ANTICIPATED INITIAL SECURITIES HOLDINGS OF PREPETITION CREDITORS, SOME OF WHICH MAY PREFER TO LIQUIDATE THEIR INVESTMENT RATHER THAN HOLD IT ON A LONG-TERM BASIS, AND OTHER FACTORS which GENERALLY influence THE PRICES OF SECURITIES.

          Reorganized Sun may, in its discretion, seek to list Reorganized Sun Common Stock for trading. There can be no assurance, however, that the stock will be so listed and, if so listed, that an active trading market would develop.

     1.     Valuation Methodology

          Lazard Freres performed a variety of analyses and considered a variety of factors in preparing its estimated range of Reorganized Sun's enterprise value. While several generally accepted valuation techniques for estimating Sun's enterprise value were used, Lazard Freres primarily relied on comparable public company analysis and discounted cash flow analysis. Lazard Freres placed different weights on each of the analyses and made judgments as to the relative significance of each analysis in determining Sun's indicated enterprise value range. Lazard Freres' valuation must be considered as a whole and selecting just one methodology or portions of the analyses, without considering the analyses as a whole, could create a misleading or incomplete conclusion as to Sun's enterprise value.

          In preparing its estimate of the range of Reorganized Sun's enterprise value, Lazard Freres performed a variety of analyses and considered a variety of factors, some of which are described herein. The following summary does not purport to be a complete description of the analyses undertaken and factors reviewed to support Lazard Freres' conclusions. The preparation of a valuation is a complex process involving various determinations as to the most appropriate analyses and factors to consider, and the application of those analyses and factors under the particular circumstances. As a result, the process involved in preparing a valuation is not readily summarized.

     2.     Comparable Public Company Analysis

          A comparable public company analysis estimates value based on a comparison of the target company's financial statistics with the financial statistics of public companies that are similar to the target company. It establishes a benchmark for asset valuation by deriving the value of "comparable" assets, standardized using a common variable such as revenues, earnings, and cash flows. The analysis includes a detailed multi-year financial comparison of each company's income statement, balance sheet, and cash flow. In addition, each company's performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company's relative performance and valuation. Comparable public company analysis is generally a historic or "backward looking" technique. It relies on the fact that the price that an investor is willing to pay in the public markets for securities of similar publicly traded companies represents Sun's current and future prospects as well as the rate of return required on the investment.

          A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the target company. Criteria for selecting comparable companies include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size and scale of operations. The selection of truly comparable companies is often difficult and subject to interpretation. However, the underlying concept is to develop a premise for relative value, which when coupled with other approaches, presents a foundation for determining firm value.

          Sun is one of the largest skilled nursing facility operators in the United States. Although there are several generally comparable skilled nursing facility operators, they all differ in several key aspects outlined below:

-     Number of facilities - Larger operators may reap greater economies of scale

-     Payor Mix - Operators with high proportions of private or Medicare reimbursement generally have higher revenues per patient day

-     Occupancy - Operators with higher occupancy are generally able to spread fixed costs over a larger base of patients, thereby increasing profitability

-     Degree of Ownership of Facilities - Each operator owns or leases a different percentage of their facilities which has an effect on traditional operating cash flow figures

-     Provision of Ancillary Services - Some operators provide ancillary services to both affiliated and nonaffiliated facilities

-     Provision of other Healthcare Services - Certain operators also operate assisted living facilities and acute care hospitals, each with different economics

          In performing the Comparable Public Company Analysis, five publicly traded companies deemed generally comparable to Sun in some or all of the factors described above, were selected. They are: Beverly Enterprises, Inc.; Genesis Health Ventures, Inc.; Manor Care, Inc.; Mariner Post-Acute Network, Inc.; and Kindred Healthcare, Inc. Lazard Freres analyzed the current trading value for the five companies as a multiple of revenue, EBITDAR and EBITDA.

     3.     Discounted Cash Flow Approach ("DCF")

          The discounted cash flow ("DCF") valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a "forward looking" approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by calculating the average cost of debt and equity for publicly traded companies that are similar to Sun. The expected future cash flows have two components: the present value of the projected unlevered free cash flows for a determined period and the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the projections). Lazard Freres' discounted cash flow valuation is based on a five-year projection of Sun's operating results.

          This approach relies on the company's ability to project future cash flows with some degree of accuracy. Since Sun's projections reflect significant assumptions made by Sun's management concerning anticipated results, the assumptions and judgments used in the projections may or may not prove correct and therefore, no assurance can be provided that projected results are attainable or will be realized. Lazard Freres cannot and does not make any representations or warranties as to the accuracy or completeness of Sun's projections.

     4.     Precedent Transactions Analysis

          Precedent transaction analysis estimates value by examining public merger and acquisition transactions. An analysis of the disclosed purchase price as a multiple of various operating statistics reveals industry sales multiples for companies in similar lines of businesses to Sun. These transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to Sun. These multiples are then applied to Sun's key operating statistics to determine the total enterprise value or value to a potential strategic buyer.

          Precedent transaction analysis explains other aspects of value. Unlike the comparable public company analysis, the valuation in this methodology includes a "control" premium, representing the purchase of a majority or controlling position in a company's assets. Thus, this methodology generally produces higher valuations than the comparable public company analysis. Other aspects of value that manifest itself in a precedent transaction analysis include:

-     Circumstances surrounding a merger transaction may introduce "noise" into the analysis (e.g. an additional premium may be extracted from a buyer in the case of a competitive bidding contest)

-     The market environment is not identical for transactions occurring at different periods of time

-     Circumstances pertaining to the financial position of a company may have an impact on the resulting purchase price (e.g. a company in financial distress may receive a lower price due to perceived weakness in its bargaining leverage)

          Since precedent transaction analysis explains other aspects of value besides the inherent value of a company, there are limitations as to its usage in Sun's valuation. In the case of Sun, the low number of completed transactions for which public data is available further limits this analysis. Furthermore, most transactions occurred prior to the implementation of a Prospective Payment System in June 1998 that significantly altered valuations in the industry. Due in part to these factors, Lazard Freres did not place significant emphasis on the precedent transaction analysis in determining a range of enterprise values for Sun.

          THE RANGE OF REORGANIZATION VALUES DETERMINED BY LAZARD FRERES IS AN ESTIMATE AND DOES NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE IMPUTED RANGE OF SUN'S REORGANIZATION EQUITY VALUE IS NOT AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING VALUE OF THE SECURITIES TO BE ISSUED UNDER THE PLAN. ANY SUCH TRADING VALUE MAY BE MATERIALLY DIFFERENT FROM THE ESTIMATED IMPUTED EQUITY VALUE RANGE FOR REORGANIZED SUN AS DETERMINED IN LAZARD FRERES' VALUATION ANALYSIS.

V.

Business Description and Reasons for Chapter 11

A.     The Debtors' Businesses

          Sun and certain of the other Debtors are among the largest providers of long-term, subacute and related specialty healthcare services in the United States. Sun operates through three principal business segments: inpatient services (SunBridge); rehabilitation therapy services (SunDance) and respiratory therapy supplies (SunCare); and pharmaceutical services and supplies (SunScript). The following is a brief description of those operations. Additional detail on Sun's operations and business segments can be found in its Form 10-K for 2000, filed on April 2, 2001, and its Form 10-Q for the second and third quarters of 2001, filed on August 14, and November 29, 2001, respectively, with the Securities and Exchange Commission. These documents may be obtained from the Securities and Exchange Commission, including at their EDGAR website www.sec.gov or commercially at such websites as www.freeedgar.com.

     1.     Inpatient Services (SunBridge)

          At September 30, 2001, Sun operated 260 long-term and subacute care facilities with 29,153 licensed beds. These facilities provide inpatient skilled nursing and custodial services, principally to the elderly. The facilities also provide rehabilitative, restorative, transitional medical, and other services. Sun provides 24-hour nursing care in these facilities by registered nurses, licensed practical nurses, and certified nursing assistants. As of September 30, 2001, Sun intended to dispose of 16 of these facilities with 1,824 licensed beds through foreclosure sales, lease terminations through mutual agreement with the lessors, or transferring operations to successor operators.

          The revenues for Sun's operations are highly dependent on federal (Medicare) and state (Medicaid) reimbursement. The following table sets forth the total revenues by payor source for Sun's U.S. operations for the periods indicated (in thousands):

	Years Ended December 31,
Sources of Revenues	2000	1999	1998	1997

Medicaid	$1,025,600	$1,041,662	$ 957,058	$583,583
Medicare	515,492	446,820	834,200	479,201
Private pay and other (a)	652,334	743,651	1,011,935	749,881

(a)     Includes revenues from the provision of ancillary services, which includes payments for rehabilitation and respiratory therapy, temporary medical staffing services and pharmaceutical services provided to nonaffiliated long-term and subacute facilities and not directly charged to Medicaid or Medicare. Nonaffiliated sources may themselves derive all or a portion of their revenues from Medicaid and/or Medicare.

     2.     Rehabilitation Therapy Services (SunDance) and Respiratory Therapy Supplies (SunCare)

          Through SunDance Rehabilitation Corporation, Sun provides physical, occupational, and speech therapy services. Through SunCare Respiratory Services, Inc., Sun provides oxygen and respiratory therapy supplies and equipment. At September 30, 2001, Sun provided therapy services and supplies to 950 facilities in 41 states, 677 of which were operated by nonaffiliated parties. Sun is soliciting offers for its respiratory therapy supplies operation.

          Sun's therapy operations are significantly dependent on Medicare and Medicaid payments. As discussed below, the implementation of PPS resulted in a per diem cap on Medicare reimbursement, based on the acuity level of the patient. The implementation of these caps adversely affected the revenues of nearly every nursing home in the country that participates in the Medicare program, including all of Sun's therapy customers. This in turn resulted in a sharp decline in demand for Sun's therapy services.

     3.     Pharmaceutical Services (SunScript)

          Through SunScript Pharmacy Corporation, Sun provides pharmaceutical services. Pharmaceutical services include dispensing pharmaceuticals for such purposes as infusion therapy, pain management, antibiotic therapy and parenteral nutrition. Additional services include providing consultant pharmacists and assistance in preparation of billing documentation. SunScript services are provided to subacute and skilled nursing care facilities, assisted living facilities, group houses, correctional facilities, mental health facilities and home healthcare companies. As of September 30, 2001, Sun operated 32 regional pharmacies, nine in-house long-term care pharmacies and one pharmaceutical billing and consulting center, which together provided pharmaceutical products and services to a total of 655 long-term and subacute care facilities in 23 states, 425 of which were operated by nonaffiliated parties.

     4.     Other Services

          Sun is a nationwide provider of temporary medical staffing through CareerStaff Unlimited, Inc. ("CareerStaff"). CareerStaff derives approximately 12% of its revenues from skilled nursing facilities, 45% from schools and governmental agencies and 43% from hospitals and other providers. CareerStaff provides (i) licensed therapists skilled in the areas of physical, occupational and speech therapy, (ii) nurses, (iii) pharmacists, pharmacist technicians and medical imaging technicians and (iv) related medical personnel. At September 30, 2001, CareerStaff had 25 division offices providing temporary therapy and nursing staffing services in major metropolitan areas and one division office specializing in placements of temporary traveling therapists in smaller cities and rural areas. Sun's temporary therapy service operations provided 695,110 temporary therapy staffing hours and 399,332 non-therapy hours to nonaffiliates for the nine months ended September 30, 2001.

          Through SunAlliance Healthcare Services, Inc. ("SunAlliance") and SunPlus Home Health Services, Inc. ("SunPlus"), Sun provides mobile radiology, medical laboratory, and home healthcare services in certain locations. Through Shared Healthcare Systems, Inc., which also does business under the trade name SHS.com, certain software for use in the long-term care industry are developed and may be licensed or sold. Shared Healthcare Systems, Inc. which is a majority-owned subsidiary of Sun, did not commence a case under chapter 11 of the Bankruptcy Code.

B.     Events Leading to the Commencement of the Chapter 11 Cases

          The Debtors believe that their financial difficulties are attributable to a number of factors. First, the federal government made fundamental changes to the reimbursement for medical services provided to eligible individuals. The changes have had a significantly negative impact on the healthcare industry as a whole and on the Debtors' cash flows. Second, the federal reimbursement changes have exacerbated a long-standing problem of less than fair reimbursement by the states for medical services provided to indigent persons. Third, numerous other factors have adversely affected the Debtors' cash flows, including increased labor costs, increased professional liability costs and insurance, and increased interest rates prior to the commencement of their chapter 11 cases. Finally, as a result of declining governmental reimbursement rates and in the face of rising inflationary costs, the Debtors were too highly leveraged to service their indebtedness.

     1.     Leverage and Debt Coverage (Prior to the Prospective Payment System)

          Historically, the Debtors' earnings growth resulted primarily from the acquisition of long-term and subacute facilities and the expansion of certain ancillary services (such as rehabilitation and respiratory services and pharmaceutical and medical supply services) to affiliated and non-affiliated facilities. Two of Sun's largest acquisitions were of Regency Health Services, Inc. ("Regency") and Retirement Care Associates, Inc. ("RCA"). Sun acquired Regency in October 1997. At the date of acquisition Regency operated 111 long-term care facilities (including one managed facility) in the United States and provided rehabilitation therapy and pharmacy services to both affiliated and nonaffiliated facilities. Sun acquired RCA in June 1998. RCA operated 98 skilled nursing facilities and assisted living centers located primarily in eight states in the southeastern United States.

          Sun also engaged in overseas acquisitions. On January 30, 1997, it increased its holdings to 100% of the capital stock of Ashbourne PLC, a provider of healthcare services through 49 nursing facilities located in the United Kingdom. In July 1997, Sun acquired a majority interest in Eurosar, S.A., an operator of 11 long-term care facilities in Spain. In November 1997, Sun acquired a 38% equity stake in Alpha Healthcare Limited, an Australian healthcare provider, and in December 1997, Sun acquired a majority interest in Heim-Plan Unternehmensgruppe, an operator of 11 nursing homes in Germany. As of the date hereof, Sun has disposed of all its international operations.

          Sun financed these acquisitions through the incurrence of a significant amount of debt and the issuance of equity securities. As of December 31, 1998, Sun had total liabilities of $2.08 billion and had raised approximately $750 million through the issuance of its common stock. As of December 31, 1998, Sun's annual net revenue was $3.09 billion and its earnings before interest, taxes, depreciation, and amortization ("EBITDA") were $189.9 million.

     2     Medicare Reimbursement

          The Health Insurance for Aged and Disabled Act (Title XVIII of the Social Security Act), known as "Medicare," has made available to nearly every American 65 years of age and older a broad program of health insurance designed to help the nation's elderly meet hospital and other health care costs. Health insurance coverage has been extended to certain persons under age 65 qualifying as disabled and those having end-stage renal disease. Medicare includes three related health insurance programs: (i) hospital insurance ("Part A"); (ii) supplementary medical insurance ("Part B"); and (iii) a managed care option for beneficiaries who are entitled to Part A and enrolled in Part B ("Medicare+Choice" or "Medicare Part C"). The Medicare program is currently administered by fiscal intermediaries (for Part A and some Part B services) and carriers (for Part B and Part C) under the direction of Centers for Medicare and Medicaid Services (f/k/a the Health Care Financing Administration) ("CMS") of the Department of Health and Human Services ("HHS").

     3.     Prospective Payment System

          Pursuant to the Balanced Budget Act of 1997 and regulations promulgated by HHS, reimbursement under the Medicare program has changed from a cost-based retrospective reimbursement system to what is known as a prospective-payment system ("PPS") for Medicare Part A skilled nursing facility services. The changes also resulted in the adoption of fee screen schedules which limit and "cap" reimbursement for Medicare Part B therapy services. The reimbursement rates under PPS were not published until May 12, 1998, less than two months prior to the implementation of PPS, and were significantly lower than anticipated within the industry.

          The magnitude of the reduction in rates took the industry by surprise. During the mid-1990's, CMS funded the development of the Multi-State Nursing Home Case-Mix and Quality Demonstration. The purpose of that project was to design, implement, and evaluate Medicare nursing home prospective payment and quality monitoring systems across several states. A number of facilities participated in the demonstration and helped to perfect the case mix classification system (RUG-III) developed to capture resource use of nursing home patients. Under the demonstration project, most non-therapy ancillary costs were passed through and Medicare Part B expenditures incurred during the beneficiary's inpatient (Part A) stay were not considered. The industry was led to believe that CMS would adjust its payment "grouper" to compensate for these variable costs. That did not happen. First, the expected adjustments for non-therapy ancillary costs were not made. Second, the Medicare Part B expenditures during inpatient stays were under-calculated. Third, adjustments were made that reduced the aggregate base year to the 1995 spending level. Fourth, the market basket used by CMS to trend forward the 1995 expenditures to 1998 was defective. Fifth, the RUG-III case-mix classification system, as implemented, was insensitive to patients requiring multiple services, e.g., rehabilitation and extensive medical care.

          PPS became effective for approximately 75 of the Debtors' facilities on July 1, 1998 and for the Debtors' remaining 290 facilities on January 1, 1999. Under PPS, CMS pays skilled nursing facilities participating in the Medicare program a fixed fee per patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, including ancillary and capital related costs for Medicare beneficiaries receiving skilled services. The per diem rate also covers substantially all items and services furnished during a covered stay. Prior to the implementation of PPS, the costs of services were reimbursed on a "pass through" basis. Thus, certain costs which were formerly billed separately to the Medicare program are now part of the per diem rate. During the first three years of the phase-in period, payments are based on a blend of the facility's adjusted historical costs (based on 1995 cost data) and the federally-established per diem rates under PPS.

          The Debtors' revenues from their inpatient facilities have been significantly and adversely affected by the size of the federally-established per diem rates. The Balanced Budget Act of 1997 also set annual limits on the amount of certain types of care that the government will pay for per Medicare patient. The per diem reimbursement rate has generally been less than the amount the Debtors' inpatient facilities received on a daily basis under cost-based reimbursement. Moreover, PPS has adversely impacted the Debtors because the federal per diem rates for higher acuity patients do not adequately compensate the Debtors for the additional expenses and risks of caring for such patients.

          The implementation of PPS also has resulted in a greater than expected decline in demand for the Debtors' therapy and pharmaceutical services. Prior to the implementation of the PPS, the Debtors' rehabilitation, respiratory therapy, and pharmaceutical services, had significantly higher operating margins than the margins associated with the Debtors' long-term and subacute care facilities. Such ancillary services provided most of the Debtors' operating profits.

     4.     Cost Cutting Efforts and Leverage Under PPS

          The Debtors (and the rest of the long-term care industry) were unable to predict how drastically PPS would affect its financial performance. In 1998, the Debtors designed and implemented a cost-cutting program to assure that their business operations would survive under PPS. Sun has continued to cut costs through its chapter 11 case. The number of full and part-time employees worldwide has decreased from 80,700 on February 20, 1999, to 46,003 on September 30, 2000, and to 39,177 on September 30, 2001. The decrease in 1999 was primarily attributable to the elimination of rehabilitation therapy employees through attrition, layoffs, and the disposition of a number of inpatient facilities. The Debtors restructured its domestic operations to more closely align the inpatient, rehabilitation, and pharmaceutical services divisions. The Debtors also decreased the number of layers in the corporation management structure. The decrease in 2000 and through September 30, 2001, primarily resulted from the disposition of the Debtors' international operations, medical supplies operations, and many inpatient facilities.

          However, the implementation of PPS has had a much greater impact on the long term care industry than predicted by the federal government. HHS worsened the results by selecting 1995 as the base year for calculating each company's costs for purpose of calculating the transition rates. Given the significant increase in costs between 1995 and 1998, such a decision significantly worsened the financial condition of Sun and shortened the time within which it had to react to the changes caused by PPS. Primarily as a result of PPS, Sun estimates that the average Medicare Part A revenue per patient, per day at its inpatient facilities decreased from approximately $466 in 1998 to $338 in 1999, although the amount increased to $359 in 2000. In addition, Sun's average annual Medicare Part B revenue per facility decreased approximately 67% from 1997 to 2000. Based on the actual effect of PPS, the Debtors' leverage ratio increased significantly and its liquidity rapidly dwindled.

          The implementation of PPS has been identified as a significant factor affecting the commencement of chapter 11 cases by six other national nursing home chains (Vencor, Inc., Integrated Health Services, Inc., Genesis Health Ventures, Inc., The Multicare Companies, Inc., Mariner Post-Acute Network, Inc., and Mariner Health Group, Inc.), and the bankruptcy of numerous smaller nursing home companies.

     5.     Subsequent Adjustments to Medicare Reimbursement

          In November of 1999, Congress passed the Medicare Balanced Budget Refinement Act (the "Refinement Act"), which placed a moratorium on implementing the cap on Medicare Part B therapy services through January 1, 2002, and provided for modest increases in the per diem rates paid to skilled nursing facilities for their sickest patients. In spite of the Refinement Act, the substantial reduction in reimbursement under the Medicare system has materially impaired many of the lines of business of the Debtors. Long-term care facilities now receive significantly less compensation for any given level of care. In many cases, reimbursement does not cover even the direct cost of care, let alone overhead and capital costs.

          On December 15, 2000, Congress passed the Benefit Improvement and Protection Act of 2000 which, among other provisions, increases the nursing component of Federal PPS rates by approximately 16.7% for the period April 1, 2001 through September 30, 2002. The legislation will also change the 20% add-on to 3 of the 14 rehabilitation RUG categories to a 6.7% add-on to all 14 rehabilitation RUG categories beginning April 1, 2001. The Part B consolidated billing provision of the Refinement Act will be repealed except for Medicare Part B therapy services and the moratorium on the $1,500 therapy caps will be extended through calendar year 2002.

     6.     Medicaid Reimbursement

          Medicaid (Title XIX of the Social Security Act) is a federal-state cooperative program in which the federal government supplements funds provided by the participating states for medical assistance to "medically indigent" persons. The programs are administered by the applicable state welfare or social service agencies. Although Medicaid programs vary from state to state, traditionally they have provided for the payment of certain expenses, up to established limits, at rates determined in accordance with each state's regulations. Most states pay prospective rates and have some form of acuity adjustment.

          Although the amount of reimbursement varies significantly from state to state, in general, Medicaid payments are lower than the costs associated with treating those patients. Moreover, the Balanced Budget Act of 1997 repealed the "Boren Amendment" federal payment standard for Medicaid payments to nursing facilities effective October 1, 1997. The Boren Amendment required that Medicaid payments to certain health care providers be reasonable and adequate in order to cover the costs of efficiently and economically operated healthcare facilities.

          This imbalance between Medicaid rates and the costs of providing Medicaid patient care has been a chronic problem which, until the implementation of PPS, was partially offset by Medicare reimbursement rates. With the unanticipated and excessive reductions in Medicare reimbursement under PPS, the Debtors no longer had the ability to subsidize the treatment of their Medicaid patients while meeting their debt service obligations.

     7.     Lack of Liquidity

          The Debtors' available liquidity, including cash reserves and availability under the Credit Agreement, decreased from approximately $123 million at December 31, 1998 to approximately $38.4 million at September 30, 1999. Including changes in working capital, the Debtors experienced positive cash flow from operations of approximately $4.4 million for the nine months ended September 30, 1999. Prior to the commencement of the chapter 11 cases, the Debtors' liquidity position was negatively affected by, among other things, the implementation of the prospective payment system, as described above, and an impairment of their accounts receivable.

          The implementation of PPS for certain nonaffiliated nursing home customers reduced the cash flows of those homes, thereby reducing the collectibility of amounts due to the Debtors. In addition, a growing number of nonaffiliated nursing home customers have commenced cases under the Bankruptcy Code. As a result, the Debtors' accounts receivable from nonaffiliated customers have been impaired.

          As of December 31, 1998, September 30, 1999 and the Petition Date, the Debtors were not in compliance with certain of the financial covenants contained in the Credit Agreement. Borrowings under the Credit Agreement were $745.6 million and $875.0 million at December 31, 1998 and June 30, 1999, respectively. Sun sought to amend the Credit Agreement to, among other things, obtain waivers of current defaults and amend the financial covenants, but was unable to obtain such amendment. As of the Petition Date, no further amounts could be borrowed under the Credit Agreement.

          Sun's noncompliance with certain covenants contained in the Credit Agreement also caused cross-defaults under certain other debt obligations. Because of liquidity concerns, on June 30, 1999, Sun failed to make scheduled interest and principal payments under the Credit Agreement. The lenders exercised their right to block Sun from making interest payments (i) due May 1, 1999 on $150 million of their 9.375% subordinated notes due 2008 and (ii) due July 1, 1999 on $250 million of their 9.5% subordinated notes due 2007, causing Sun to be in default under such indentures.

     8.     Prepetition Restructuring Negotiations

          By January 1, 1999, all of the Debtors' skilled nursing facilities were operating under PPS. Sun began discussions with its senior lenders in February 1999 in order to seek waivers of certain financial covenants. At that point, the Company still did not know the full impact of PPS. In August 1999, Sun made its first restructuring proposal to the holders of the Senior Lender Claims and the Senior Subordinated Note Claims. Negotiations continued through August and September 1999 and culminated in an agreement in principle among Sun and those two senior creditor groups on October 14, 1999 (the Petition Date).

          The terms of that agreement in principle were disclosed publicly on October 27, 1999, through the filing by Sun of a Form 8-K with the Securities and Exchange Commission. Shortly after the Petition Date, the holders of over two-thirds of the Senior Lender Claims, the holders of approximately 75% of the Senior Subordinated Note Claims, and Sun signed an agreement for the implementation of the agreement in principle through the terms of a plan of reorganization. Unfortunately, the Debtors' revenues continued to decline during the course of these chapter 11 cases and they were unable to proceed with the agreement in principle.

     9.     Prepetition Facility Transfers

          Prior to the commencement of the Debtors' chapter 11 cases, the Debtors transferred operational and financial responsibility for approximately 35 facilities to new operators. These facilities were transferred as going-concerns. Certain of the Debtors may have limited indemnification obligations arising from these transfers.

C.     Pending Litigation and Other Proceedings

     1.     Securities Litigation

          In March and April, 1999, class action lawsuits were filed against Sun and three individuals (who were officers of Sun at that time but who are no longer employed by Sun) in the United States District Court for the District of New Mexico on behalf of purchasers of Sun's common stock during the class period. These actions have been consolidated as In re Sun Healthcare Group, Inc. Securities and Litigation Master, File No. Civ. 99-269. The lawsuits allege, among other things, that Sun did not disclose material facts concerning the impact that the prospective payment system would have on Sun's results of operations. Sun disputes these allegations. Sun was dismissed without prejudice from this lawsuit, but the litigation continues against the former officers.

     2.     Qui Tam Suits

          Certain of the Debtors are defendants in various qui tam lawsuits brought by third parties alleging, among other things, violations of the federal False Claims Act, 31 U.S.C. Section 3729-33. The settlement of the United States Health Care Program Claims, which is set forth in the Plan Supplement, addresses the resolution of claims against the Debtors in these lawsuits under 31 U.S.C. Section 3730(b) or (d), other than claims for attorney fees, costs, and expenses. See the description of the United States Health Care Program Claims in section II.D.3.

     3.     Insured Claims/Insurance Coverage

          a.     Insured Claims: Prior to the Petition Date, the Debtors and/or persons or entities the Debtors indemnify, were defendants or potential defendants in approximately 582 insured claims including lawsuits or notices of intent to sue which alleged personal injury, wrongful death, advertising injury, products liability, property damage and other similar allegations against the Debtors (the "Insured Claims"). Although many of the Insured Claims have been resolved, 132 prepetition Insured Claims remain unresolved and are either pending in state and federal courts nationwide or are still in pre-suit status. Of these unresolved Insured Claims, 56 claimants have stipulated to limiting their recovery to available insurance proceeds. The Debtors dispute the allegations contained in the remaining Insured Claims and intend to vigorously defend the same and/or seek resolution through the ADR Program discussed in more detail below, through informal negotiation, or through mediation as required by the state or federal court where the Insured Claim is pending.

          b.     Insurance Coverage: In general, for the prepetition period, the Debtors had a primary layer of professional liability insurance coverage which provides up to $1,000,000 per occurrence with an aggregate of $3,000,000 per facility (the "Primary Coverage"). The Debtors' Primary Coverage includes self-insured retention amounts ranging from $25,000 to $100,000 (the "SIR"). The SIR applies to both defense and indemnity and must be exhausted as a prerequisite to coverage by the carrier under the applicable policy. In addition, the Debtors have varying aggregates of excess insurance coverage for exposure above the Primary Coverage (the "Excess Coverage"). The Debtors estimate that the total amount of claims in this category that are not covered by insurance (primarily due to self-insured retentions in its policies) will be approximately $21,000,000. This uninsured portion will be treated as part of Class E-1 or Class E-2, as applicable. The Debtors believe their insurance is sufficient to cover, other than the self-insured retention amounts (which are included in the estimate of general unsecured claims), all allowed personal injury and wrongful death claims.

          The Debtors are not aware of any general denials of, or challenges to, coverage by any of the Debtors' insurance carriers other than the possibility of the existence of individual reservation of rights letters received in the ordinary course.

          Certain insurance policies may not cover claims for punitive damages and in certain states such coverage is prohibited by law. However, the Debtors do not believe that punitive damages will be awarded in any cases filed against the Debtors.

     4.     Class Action Employment Litigation

          In May and August 1999, former employees of Sun's long-term care subsidiary, SunBridge, and the Sun's therapy subsidiary, SunDance, filed proposed class action complaints against SunBridge and SunDance in the Western District of Washington. The plaintiffs sought to represent certain current and former employees of SunBridge and SunDance who were allegedly not paid appropriate wages under federal and state law since May and August 1996, respectively. Plaintiffs filed claims in the chapter 11 cases in the amount of $780.0 million in the SunDance action and $242.0 million in the SunBridge action, plus interest, costs and attorney fees. Sun disputes these claims.

          In order to avoid protracted class action litigation in the Bankruptcy Court, the Debtors negotiated a stipulation with the class action claimants, which was approved by the Bankruptcy Court on September 22, 2000, whereby the parties agreed to withdrawal of the motion and vacature of the automatic stay to permit the litigation to proceed in the district court. The stipulation further provided for an expedited discovery and briefing schedule regarding the scope and availability of a class relating to the claimants' state law claims and issues involving the form and manner of notice for the FLSA claims.

          The Debtors and the claimants have resolved many of those issues and have reached an agreement in principle which would settle the lawsuits on favorable terms for the Debtors. Under the principal terms of the settlement, the Debtors will provide a settlement fund of up to an aggregate $3 million general unsecured claim (Class E-1), the claimants' attorney's fees are capped at $300,000, and the Debtors will pay up to $500,000 to cover the cost of notice to prospective claimants in the class and claims administration. The parties are presently working on a memorandum of understanding that will form the basis of formal settlement papers for submission to the Bankruptcy Court for final approval.

     5.     Uninsured Litigation or Other Proceedings

          The Debtors are parties to various other uninsured legal actions and administrative proceedings arising in the ordinary course of business including the following:

          a.     Employment Claims: There are approximately 90 employment related prepetition claims or lawsuits that are either currently pending against the Debtors before various administrative agencies, in state or federal courts nationwide, or are potential claims not currently before a court or administrative agency (the "Employment Claims"). These Employment Claims include allegations of wage and hour violations, sex, race, gender, age, pregnancy, and disability discrimination, wrongful termination, sexual harassment, non-subscriber workers compensation claims and violations of various state and/or federal employment statutes and/or regulations. The Debtors dispute all allegations contained in these Employment Claims and intend to vigorously defend the same and/or to pursue prompt informal resolution thereof. The Debtors estimate that the total amount of claims in this category will be approximately $7,000,000, which will be treated as part of Class E-1 or Class E-2, as applicable.

          b.     Contract and Miscellaneous Claims: There are approximately 38 contract-related and miscellaneous prepetition claims currently pending in various state or federal courts nationwide against the Debtors (the "Contract and Miscellaneous Claims"). These claims include allegations ranging from breach of pharmacy agreements, breaches of contracts for services rendered and condemnation proceedings for municipal road widening. The Debtors dispute all allegations contained in these Contract Claims and intend to vigorously defend the same and/or to pursue prompt informal resolution thereof. The Debtors estimate that the total amount of claims in this category will be approximately $12,000,000, which will be treated as part of Class E-1 or Class E-2, as applicable.

VI.

Significant Events During the Chapter 11 Case

A.     Filing and First Day Orders

          On October 14, 1999, the Debtors filed their petitions under chapter 11 of the Bankruptcy Code. On that date, the Bankruptcy Court entered certain orders designed to minimize the disruption of the Debtors' business operations and to facilitate their reorganization.

-     Case Administration Orders. These orders: (i) authorized joint administration of the chapter 11 cases, (ii) established interim compensation procedures for professionals (which were subsequently modified by the Bankruptcy Court), (iii) granted an extension of the time to file the Debtors' schedules and statements, and (iv) authorized the mailing of initial notices and all other mailings directly to parties in interest and the filing of a list of creditors without claim amounts in lieu of a matrix.

-     Payments on Account of Certain Prepetition Claims. The Bankruptcy Court authorized the payment of prepetition: (i) wages, compensation and employee benefits, (ii) sales and use taxes, (iii) claims of common carriers and warehousemen, (iv) claims of critical trade vendors, (v) refunds to patients, and (vi) claims of foreign creditors. The Debtors have made payments totaling approximately $57.2 million on account of these claims (approximately $41 million of which related to employee payroll.

-     Business Operations. The Bankruptcy Court authorized the Debtors to: (i) comply with certain license and regulatory agency fee requirements, (ii) continue customer service programs, (iii) continue prepetition premium obligations under workers' compensation insurance and all other insurance policies, and bonds relating thereto, (iv) maintain existing bank accounts and business forms, (v) continue their centralized cash management system, (vi) employ certain investment guidelines, (vii) provide adequate assurance to utility companies including the payment of certain prepetition claims, (viii) grant administrative expense status to undisputed obligations arising from the postpetition delivery of goods ordered in the prepetition period and make payment of such claims in the ordinary course of business, and (ix) maintain patient trust accounts.

-     Bankruptcy Matters. The Bankruptcy Court authorized the Debtors to: (i) reject twenty-eight unexpired leases of nonresidential real property, and (ii) obtain interim postpetition financing under the DIP Credit Agreement on a superpriority basis for $25 million, pending further interim and final hearings.

          On February 3, 2000, HoMed filed a petition under chapter 11 of the Bankruptcy Code. HoMed is a wholly owned indirect subsidiary of Sun Healthcare Group, Inc. On February 25, 2000, the Bankruptcy Court entered orders in the HoMed case substantially similar to the orders entered on October 14, 2000 for the other Debtors. HoMed is not a party to the DIP Credit Agreement.

B.     Appointment of the Creditors Committee

          On October 22, 1999, the United States Trustee for the District of Delaware, pursuant to its authority under section 1102 of the Bankruptcy Code, appointed an Official Committee of Unsecured Creditors in these bankruptcy cases.

          Since the appointment of the Creditors Committee, the Debtors have consulted with the Creditors Committee concerning the administration of the chapter 11 cases. The Debtors have informed the Creditors Committee with respect to their operations and have sought concurrence of the Creditors Committee for actions and transactions outside of the ordinary course of business. The Creditors Committee has participated actively, together with the Debtors' management and professionals, regarding the Debtors' business operations, operating performance and business plan.

The Creditors Committee currently consists of nine members. The current members of the Creditors Committee, and the attorneys and financial advisors retained by the Creditors Committee, are set forth below:

HSBC Bank USA, as Indenture Trustee 10 East 40th Street, 14th Floor New York, New York 10016	Bank of America, N.A. 555 South Flower Street Los Angeles, California 90071

Credit Suisse First Boston Corporation 11 Madison Avenue New York, New York 10022	Foothill Income Trust c/o Foothill Capital Corporation 11111 Santa Monica Boulevard Suite 1500 Los Angeles, California 90025

GSC Partners 500 Campus Drive Suite 220 Florham Park, New Jersey 07932	LTC Properties, Inc. 300 Esplanade Drive Suite 1860 Oxnard, California 93030

Crestwood Hospitals, Inc. 7556 Shoreline Drive Suite B Stockton, California 95219	U.S. Bank National Association, as Indenture Trustee 180 East Fifth Street St. Paul, Minnesota 55101

Service Employees International Union 1313 L Street, N.W. Washington, D.C. 20005

                The Creditors Committee has retained the following advisors:

Attorneys Otterbourg, Steindler, Houston & Rosen, P.C. 230 Park Avenue New York, New York 10169 Saul Ewing LLP 222 Delaware Avenue, Suite 1200 Wilmington, Delaware 19801	Financial Advisors Houlihan Lokey Howard & Zukin 2 First National Plaza 20 South Clark Street, 21st Floor Chicago, Illinois 60603-1881

          By motion dated December 8, 1999, John Castel, a former officer of one of the Debtors and a creditor of certain of the Debtors, filed a motion for an order directing the United States Trustee to appoint an additional committee of unsecured creditors or to expand the existing Creditors Committee and appoint Mr. Castel as a member. The Bankruptcy Court denied his motion in part on January 13, 2000.

          The Creditors Committee has participated in all aspects of the chapter 11 cases of Sun and the other Debtors.

C.     DIP Credit Agreement

          The DIP Credit Agreement is the Revolving Credit Agreement, dated as of October 14, 1999, among Sun and each of its subsidiaries named therein (all of its domestic debtor-subsidiaries other than HoMed), the lenders thereto, The CIT Group/Business Credit, Inc., as Lenders' Agent (as defined in the DIP Credit Agreement), and Heller Healthcare Finance, Inc., as collateral agent (collectively, the "Agents"). The Debtors entered into the DIP Credit Agreement in order to ensure that they had the necessary liquidity to fund the expenses associated with their chapter 11 cases. The DIP Credit Agreement has been amended during the bankruptcy case, pursuant to orders of the Bankruptcy Court.

          The lenders under the DIP Credit Agreement agreed to provide credit, subject to a borrowing base limit, of up to $200 million (including a $75 million letter of credit sublimit). As presently amended, borrowings under the DIP Credit Agreement bear interest at the prime rate plus 1.25% in the case of alternative base rate loans and at an adjusted LIBO Rate plus 3.75% for eurodollar loans. The DIP Credit Agreement terminates on the earliest of February 28, 2002, the Effective Date of the Plan of Reorganization and the date on which all amounts payable under the DIP Credit Agreement become due and payable.

          The DIP Credit Agreement is secured by a first priority senior priming lien on all inventory (other than inventory located at the skilled nursing facilities), present and future accounts receivable and leasehold interests. The DIP Credit Agreement is further secured by a first priority lien, subject and subordinate to liens that are valid and perfected on the Petition Date, in all present and future equipment, documents of title, general intangibles and personal property of the Debtors. Finally, the obligations under the DIP Credit Agreement are entitled to superpriority status. That is, they are to be paid before any other unsecured obligations of the Debtors (other than HoMed), including administrative expenses and other claims entitled to priority under the Bankruptcy Code.

          On October 14, 1999, the Bankruptcy Court entered a first day order authorizing the Debtors to enter into the DIP Credit Agreement, pending an interim hearing. Shortly after the Petition Date, the United States Department of Health and Human Services objected to the DIP Credit Agreement. On October 22, 1999, the Court held an interim hearing and approved interim financing under the DIP Credit Agreement. After litigation relating to a stay pending appeal, the Department of Health and Human Services and the Debtors negotiated a stipulation resolving the issues raised by the DIP Credit Agreement. On November 12 and 29, 1999, the Bankruptcy Court entered final orders approving the DIP Credit Agreement.

          Thereafter, on December 3, 1999, twelve states filed a joint motion to reconsider the order approving the DIP Credit Agreement. The states asserted that under the Eleventh Amendment to the United States Constitution, the Bankruptcy Court lacked jurisdiction to enter the order approving the DIP Credit Agreement. In a decision dated February 25, 2000, the Bankruptcy Court held that the order approving the DIP Credit Agreement did not constitute a suit against the states and did not contravene the Eleventh Amendment. The states have appealed that decision, which appeal is pending.

          During the second quarter of 2000 and, later, the first quarter of 2001, the Debtors notified the Agents of the occurrence of certain defaults and/or events of default under the DIP Credit Agreement and requested that the lenders thereunder agree to waive such defaults. As a result of extensive, arm's length negotiations, the lenders waived the defaults on the condition that the lenders, the Agents, and the Debtors enter into certain amendments to the DIP Credit Agreement (individually, the "First Amendment" and the "Second Amendment").

          Pursuant to the First Amendment, the EBITDA covenant was modified to reflect lower EBITDA projections estimated by the Debtors. Pursuant to the Second Amendment, the interest rate for loans made under the DIP Credit Agreement was increased by one percent as of February 15, 2001. The Second Amendment provided, however, that, to the extent that the Debtors achieved certain EBITDA targets, the amount of the increase in the interest rate for the following calendar month would be reduced. Effective April 9, 2001, the Debtors exercised their right to reduce the aggregate commitment. After such reduction, the commitment was $175,000,000.

          Because the DIP facility was scheduled to mature on October 14, 2001, in October of 2001, the Debtors and lenders under the DIP Credit Agreement entered into a Third Amendment of the DIP Credit Agreement. Among other things, the Third Amendment reduced the commitment under the DIP Credit Agreement to $150 million, extended the maturity date of the DIP facility to February 28, 2002, and eliminated the incentive interest rate reductions adopted in the Second Amendment.

          As of November 5, 2001, approximately $53,000,000 has been drawn and remains outstanding under the DIP Credit Agreement. In addition, letters of credit in the approximate aggregate amount of $37,645,682 have been issued.

D.     Cash Collateral Stipulation

          By motion dated October 14, 1999, the Debtors sought approval of a cash collateral stipulation with Bank of America, N.A., as administrative agent under the Credit Agreement. According to the Debtors' records, the balances of accounts receivable in which the Bank of America, N.A. had a security interest, together with the balance of funds on deposit in accounts (as to which the holders of the Senior Lender Claims asserted setoff rights), were estimated to be approximately $40 million. Because of the way the Debtors' cash management system operates, it would have been impractical to segregate accounts receivable on which the lenders under the Credit Agreement had a lien and to attempt to remove cash from the bank accounts maintained with the holders of the Senior Lender Claims. In addition, the accounts receivable formed an integral part of the borrowing base for the DIP Credit Agreement.

          In order to facilitate funding under the DIP Credit Agreement and to adequately protect the lenders under the Credit Agreement, the Debtors sought approval of a cash collateral stipulation. The cash collateral stipulation provided for the Bank of America, N.A., as administrative agent, to release its liens on the collateral in exchange for a $40 million adequate protection payment funded through borrowings under the DIP Credit Agreement or other available funds. To the extent that its collateral exceeded $40 million, the Bank of America, N.A., as administrative agent, received replacement liens on all of the estates' assets (other than avoidance actions), junior only to the obligations under the DIP Credit Agreement. The Debtors now estimate that the collateral will exceed the original estimate of $40 million by approximately $4.1 million.

          The liens of the Bank of America, N.A ("BofA"), as administrative agent, were subject to challenge if the Creditors Committee (or certain other parties in limited circumstances) timely filed and prevailed in a challenge to the liens securing that debt. The Creditors Committee investigated these liens and did not assert a challenge by the deadline, although BofA acknowledged that the liens and security interests did not extend to the receivables generated by facilities located in Colorado and West Virginia. Furthermore, the rights of the Creditors Committee to examine the value of the collateral and object, challenge, or avoid the guaranties of the holders of the Senior Lenders Claims loans by Sun's subsidiary guarantors were reserved through the earlier of (i) Plan confirmation, (ii) a conversion of the cases to chapter 7 of the Bankruptcy Code, or (iii) dismissal of the cases.

On November 12, 1999, the Bankruptcy Court entered an order approving the cash collateral stipulation.

     E.     Facility Transactions

     1.     Assisted Living Facilities

          American Senior Living Limited Partnership. Prior to the Petition Date, Sun determined to sell its assisted living division because of its continued drain on cash. Assisted living facilities serve the elderly who do not need the full-time nursing care provided by long-term or subacute care facilities but who do need some assistance with the activities of daily living. SunBridge, Inc., one of the Debtors, owned through direct and indirect interests Sun's assisted living division.

          In connection with this planned divestiture, the Debtors engaged Bank of America Securities LLC to market 24 assisted living facilities, including several facilities that were affiliated with, but not wholly owned by, certain of the Debtors.

          Encore Retirement Centers, Inc. In 1999, Sun, through its wholly-owned subsidiaries, sold its partnership interest in Encore Retirement Partners, LP to Encore Retirement Centers, Inc. Pursuant to the agreement, Sun sold its 74.25% interest in 4 assisted living facilities for $20.7 million, including the transfer of the total liabilities of $19.3 million.

          After extensive negotiations with numerous parties, the Debtors and American Senior Living Limited Partnership executed a sale agreement. Pursuant to the sale agreement, American Senior Living Limited Partnership acquired 17 facilities and assets used in connection with those facilities for $67.3 million, consisting of $1.2 million in cash, a note receivable for $500 thousand, and the purchaser's assumption of debt in the amount of approximately $65.6 million, subject to higher and better offers to be received at an auction. The conditions to the sale agreement included Bankruptcy Court approval of the sale agreement (subject to higher or better offers), approval and consent from various government agencies, and consent of certain third parties. The sale agreement included a break-up fee which was payable in certain situations.

          American Senior Living Limited Partnership was the highest and best bidder at the auction. The transaction for 12 of the facilities closed as of April 1, 2000, with the closing of the transaction for five more facilities occurring on or before July 1, 2000. The three remaining facilities were withdrawn from the transaction.

          Assisted Living Investments LLC. Prior to the Petition Date, SunBridge, Inc. held a 10% limited liability company interest in Assisted Living Investments LLC, a nondebtor limited liability company. Assisted Living Investments LLC developed assisted living facilities in accordance with plans approved by SunBridge, Inc. The facilities were initially managed by SunBridge, Inc. for Assisted Living Investments LLC, until SunBridge, Inc. entered into net leases for those facilities. Sun also arranged to provide financing to Assisted Living Investments LLC.

          In February 1999, Sun and SunBridge, Inc. advised Assisted Living Investments LLC that they were no longer interested in remaining in the assisted living business and that they would like Assisted Living Investments LLC to sell the existing facilities. Sun, SunBridge, Inc. and Assisted Living Investments LLC amended the existing agreements and made provisions for the sale of the facilities owned by Assisted Living Investments LLC and parcels of undeveloped land. With the assistance of Banc of America Securities LLC, and after extensive negotiations, Sun, SunBridge, Inc. and Assisted Living Investments LLC entered into a purchase agreement with Epoch Senior Living, Inc. Thereafter, the agreement was amended.

          The amended agreement provided for the sale of eight facilities to Epoch Senior Living, Inc. for $85 million, including the assumption of debt. The net distribution to Sun was $3.7 million. In addition, Sun obtained title to the undeveloped land owned by Assisted Living Investments LLC. At the time of the sale, Sun estimated the amount to be realized from the sale at $9.2 million.

          The Bankruptcy Court approved the transaction on November 18, 1999. The transaction closed as of December 15, 1999.

     2.     Omega Healthcare Investors, Inc.

          On November 12, 1999 the Bankruptcy Court approved the Debtors' transaction with Omega Healthcare Investors, Inc. and certain other affiliated lessors from which the Debtors leased 54 facilities. Prior to the Petition Date, Omega Healthcare Investors, Inc. (and its affiliates), the Debtors' largest landlord, served the Debtors with a notice of termination with respect to those leases. In order to resolve their dispute regarding whether the leases terminated prior to the commencement of the chapter 11 cases, the Debtors and Omega Healthcare Investors, Inc. (and its affiliates) negotiated a global resolution.

          In order to effectuate the settlement and provide for the transfer of the four rejected facilities, the parties entered into a forbearance agreement. The forbearance agreement provided for a forbearance period during which the lessors would not commence any legal action relating to pre-forbearance agreement defaults. The forbearance agreement outlined the mechanism governing the rejection of the four leases and the transfer of operations of the facilities. In addition, the forbearance agreement set forth certain terms required for the assumption of the leases, including the cure of a monetary default in the amount of approximately $214,000 and the ratification of the cross-default provisions contained therein.

          The Forbearance Agreement obligates the Debtors, in good faith, to effect changes in the corporate structure of the entities leasing health care facilities from Omega Healthcare Investors, Inc. and its affiliates, so that the operation and control of each of the Omega facilities is vested in a separate, special purpose entity. If the Debtors, in good faith, determine that they will not effect the restructuring contemplated in the Forbearance Agreement, then Sun Healthcare Group, Inc. will renew its guaranty of the obligations under the Amended and Restated Guaranty executed by Sun Healthcare Group, Inc. in favor of lessors as of October 7, 1997, as amended by the First Delta I Amendment, the First Delta II Amendment, and the Second Delta Amendment. Pursuant to section VI of the Forbearance Agreement, the Debtors have elected not to effect the restructuring contemplated in the Forbearance Agreement. Instead, the guaranty by Sun Healthcare Group, Inc. will be reinstated, all as prescribed in the Forbearance Agreement.

     3.     Karrell Capital

          Previously in these bankruptcy cases, the Debtors leased 44 facilities from an association of 21 lessor entities known as Karell Capital. One of those facilities, the Bayside facility, located in Bellingham, Washington, was leased from an entity known as Bellingham Associates. The Bayside Facility reached a state of deterioration, and was in imminent danger of being closed by the state fire marshal. In order to move their patients from the Bayside Facility to a new facility, the Debtors applied for a replacement certificate of need in 1996, to allow construction of a new facility, the Cordata facility. Construction of the Cordata facility was completed postpetition, and the Debtors began plans for the transfer of the Bayside facility patients to the new Cordata facility.

          Bellingham Associates originally was unwilling to give the consent it believed necessary to a transfer of the patients from the Bayside facility to the Cordata facility. Subsequently, the Debtors purchased the Bayside facility from Bellingham Associates, for which such entity received a note in the amount of approximately $2.9 million and a second mortgage granting certain security interests. On or about October 12, 1999, counsel for Bellingham Associates notified the Debtors that it claimed a lien on the certificate of need and other property related to the Cordata facility. After the commencement of these chapter 11 cases, Bellingham Associates filed a motion, on November 8, 1999, seeking relief from the automatic stay to protect and assert its lien rights.

          The Debtors entered into negotiations for a global settlement with the principals of Karrell Capital concerning satisfaction of the Bayside note and issues relating to other leases with the Bellingham Associates, as well as the other remaining Karell Capital entities. The Debtors wanted to replace certain facilities subject to a master lease, which Karell Capital asserted was not severable. After four months, the negotiations ultimately led to a global compromise and settlement with Karell Capital, whereby 28 leases in the lease portfolio were assumed and the remaining 16 rejected, the Debtors satisfied the Bayside note for approximately $2.21 million, certain of the assumed leases were amended, and Karell Capital released any and all liens, claims, charges or encumbrances Karell Capital and its affiliates claimed to hold on the Bayside and Cordata facilities. The settlement not only avoided costly and prolonged litigation with Karell Capital, but also resulted in substantial savings to the Debtors in the form of rent reductions and abatements, waivers and releases of claims held by Karell Capital, and the transfer of underperforming facilities that the Debtors no longer wished to operate.

          The Bankruptcy Court approved the transaction on May 25, 2000, and the transactions closed on or before July 31, 2000.

     4.     LTC Properties Inc.

          Three of the assisted living facilities that were withdrawn from the American Senior Living Limited Partnership transaction had mortgages either held or serviced by LTC Properties Inc. The Debtors, however, needed to secure the consent of LTC Properties Inc. prior to any sale and the assumption and assignment of the LTC Properties Inc. related debt. The Debtors, therefore, entered into negotiations with LTC Properties Inc. in an effort to not only resolve the three facilities that were to be sold to American Senior Living Limited Partnership, but also to effect concurrent resolution for the retention and disposition of several other facilities, on which LTC Properties Inc. either held or serviced the mortgage, on terms favorable to the Debtor. In the second quarter of 2000, the Debtors entered into a settlement agreement with LTC Properties, Inc., which encompasses nine properties.

          Eight of the facilities covered by the settlement were owned by debtor and non-debtor subsidiaries of Sun. The remaining facility is owned by another non-Sun related entity; a Sun entity holds the leasehold interest on that facility.

          As part of the settlement, the Debtors reinstated the mortgages on two of the facilities, in the amount of approximately $504,000, which the Debtors desired to retain. Two more facilities (one owned by a Sun entity, the other by the non-Sun entity) were cross-collateralized and jointly secured a loan in the amount of approximately $3.955 million. As part of the settlement, the loan was separated into two, independent debt obligations with no cross-collateralization. The Debtors sold their facility back to LTC Properties Inc. for the amount outstanding on the mortgage. American Senior Living Limited Partnership paid the equity on that facility to the Debtors in the approximate amount of $144,787, with the understanding that both properties would then be ultimately leased to American Senior Living Limited Partnership.

          Pursuant to the settlement agreement, another of the facilities was sold to American Senior Living Limited Partnership outright, for approximately $4,180,000, netting the Debtors approximately $520,000 after satisfaction of the debt owed to LTC Properties, Inc. Under the settlement agreement, the remaining four properties were to be sold to LTC Properties Inc., subject to higher and better offers, for the amounts outstanding on the mortgages. Because no higher and better offers were received, such properties were sold to LTC Properties, Inc.

          LTC Properties, a real estate investment trust, is a party (as lessor) to various leases of commercial properties to the Debtors (as tenants). On September 19, 2001, LTC Properties filed a motion to compel the Debtors to assume or reject the Debtors' leases with LTC Properties. The Debtors and LTC Properties have executed and filed a stipulation resolving the motion to compel the Debtors to assume or reject the Debtors' leases with LTC Properties. Pursuant to the agreement between LTC Properties and the Debtors, the Debtors will seek by motion, assumption of the Debtors' leases with LTC Properties. In addition, to the extent an order granting assumption of the Debtors' leases with LTC Properties has not been entered prior to the confirmation hearing, the Debtors will assume such leases pursuant to the Plan.

     5.     THCI (Meditrust)

          THCI Company LLC ("THCI") is currently the landlord for thirty-five facilities and the mortgagee for four additional facilities in the Debtors' total healthcare facility portfolio. Two of the facilities have previously been identified by the Debtors for divestiture. Accordingly, on November 3, 2000, the Debtors filed a motion, seeking an order authorizing the divestiture of the two facilities pursuant to applicable state law and the rejection of the associated real property leases and Medicare and Medicaid provider agreements.

          Hearings on the motion were adjourned in the hopes that negotiations with the former lessor/owner, Meditrust, would result in a mutually acceptable settlement. In early 2001, however, THCI acquired the facilities from Meditrust. Thereafter, the Debtors entered into separate negotiations with THCI regarding a global settlement of facility dispositions in the entire THCI portfolio.

          On May 4, 2001, THCI filed an objection to the motion. THCI argued, among other things, that certain cross default provisions in the leases required the Debtors to reject or alternatively assume the lease portfolio in its entirety and that the Debtors could not reject individual leases and retain the right to assume the remaining leases. The motion did not proceed to hearing, but was adjourned to permit the ongoing settlement discussions with THCI to proceed. Those discussions did not result in a mutually acceptable settlement. The Debtors have filed a reply memorandum in support of the motion, on September 4, 2001, in which the Debtors maintained that upholding certain anti-assignment provisions in the leases was unsupported by applicable bankruptcy law.

          On September 21, 2001, prior to hearing on the motion, THCI also filed an adversary proceeding, seeking a declaratory judgment concerning the enforceability of the anti-assignment clauses in the remaining 33 leases in the THCI portfolio. Eventually, on October 4, 2001, a hearing on the motion was held. The Bankruptcy Court ruled that questions regarding the enforceability of the anti-assignment provisions in the entire THCI lease portfolio, including the two leases included in the Debtors' original motion, would be determined within the adversary proceeding, which is currently slated for trial in mid-January 2002. Whether the Debtors ultimately reject the leases relating to the two facilities, and any additional leases relating to underperforming facilities in the THCI portfolio, depends on the resolution of the adversary proceeding.

     6.     Other Facilities; Negotiations with the Government

          As of the Petition Date, the Debtors were parties to more than 425 unexpired leases of real property in connection with the Debtors' skilled nursing facilities and other healthcare operations in the United States. Those leases are held by over 100 landlords. Most of the long-term care facilities house elderly and infirm persons who require full-time nursing care.

          During the six month period prior to the Petition Date, the Debtors and their advisors performed an extensive analysis of the profitability of the Debtors' facilities and the legal issues relating to certain of the facility leases. This analysis included, among other things, a review of (i) revenue and expense items, (ii) the locations of the Debtors' facilities and geographic mix of the Debtors' overall facility portfolio, and

(iii) the terms of the facility leases and alleged "master leases" that covered more than one facility. As a result of such analysis, the Debtors determined that it was in their best interest to dispose of certain facilities held in their portfolio in a manner that is consistent with the goal of ensuring at all times the health and safety of their patients.

          Transferring facilities on a going-concern basis is complicated by the interaction of the Bankruptcy Code with the Medicare and Medicaid programs and state licensing requirements with respect to the facilities, their operations, and successor liability therefor. Most of the facilities are certified by Medicare and/or Medicaid. Generally, facilities cannot be operated profitably if deprived of reimbursement from both the Medicare and Medicaid programs. Only entities with provider agreements with these programs are eligible for reimbursement from these programs.

          In response to a motion by the Debtors to transfer facilities to new operators, HHS objected to a new operator's use of a Debtor's Medicare provider agreement pending the new operator's certification. Under the position espoused by HHS, the Debtors must assume and assign provider agreements in order to transfer Medicare agreements to new operators. Such assumption would result in the elevation of HHS' prepetition claims to administrative expense priority status. Further, HHS asserted that any new operator would be subject to transferee liability in the full amount of HHS' claims against the Debtors.

          HHS directly administers the Medicare program and has considerable influence over the states' administration of the Medicaid programs. Under federal law, the federal government pays a portion of the Medicaid payments made by the states to providers such as the Debtors. If the states were to permit a new operator to use a Debtor's Medicaid provider agreement, the state would be at risk that CMS would decline to pay the federal financial participation amount for such Medicaid payments. The risk of federal non-reimbursement effectively prevents the states from adopting a position on the transferability of provider agreements inconsistent with HHS' position.

          HHS' position and the influence its position had on the various state agencies hindered the Debtors' ability to transfer the facilities as going concerns. If the Debtors were to assume the provider agreements in accordance with general bankruptcy law principles, the Debtors would be required to pay HHS' claims in full. This was unacceptable to the Debtors. Further, HHS argued that any transferee of a facility assumes any overpayment liability under the existing provider agreement. The risk of assuming a large, unknown, overpayment liability caused concern among potential new operators and landlords.

          After reviewing their options, the Debtors entered into settlement negotiations with HHS in order to develop a procedure by which the facilities could be transferred to new operators on a consensual basis. After lengthy negotiations, the Debtors and the federal government agreed to a stipulation, authorized by the Bankruptcy Court by order dated August 21, 2000, that resolved the outstanding Medicare issues that were stalling facility divestitures, including issues related to the elevation of prepetition claims and successor liability under transferred provider agreements. In addition, the Debtors obtained authorization from the Bankruptcy Court for transfer procedures pursuant to which the Debtors execute a form lease termination and release agreement and an operations transfer agreement to effectuate the going concern transfer of a facility.

          The form of lease termination and release agreement provides for the release of any claims by a landlord against the Debtors with respect to their obligations under the applicable lease, including claims for rejection damages. The new operator enters into the operations transfer agreement, which governs, among other things, how the Medicaid provider agreement will be handled.

          Subsequent to commencing the chapter 11 cases, the Debtors divested 11 skilled nursing facilities in 1999, 49 in 2000, and 32 through September 30, 2001. As of September 30, 2001, Sun had identified an additional 16 facilities for divestiture. The Debtors will attempt to transfer the 16 remaining facilities on a going-concern basis prior to the Effective Date of the Plan of Reorganization. If a facility cannot be transferred, it may be necessary to close the facility. To date, the Debtors have found it necessary to close six facilities.

          In addition to the transfer of certain unprofitable facilities, the Debtors negotiated rent concessions for 22 facilities. With such rent concessions, the Debtors believe that these facilities can be operated profitably.

F.     Key Employee and Key Executive Retention Program

          On December 15, 1999, the Bankruptcy Court approved the Debtors' employee retention program for key employees. The retention program was designed to encourage key employees and key executives to remain with the Debtors by providing them with additional compensation. The additional compensation consisted of a total of $6 million of retention payments which was available for all key employees other than the top four executives of the Company. The retention payments were distributed to employees who remained with Sun on December 31, 1999, April 1, 2000, and September 30, 2000. Sun's executive officers did not receive any retention payments, but are eligible for cash bonuses at the time the Debtors emerge from chapter 11. Based on the projected emergence date, the amount of those bonuses would total $420,000.

          The retention program also establishes severance payments for the key employees who are terminated without cause. The amount of severance available depends on the employee's position and ranges from four months to twelve months of salary, subject to reduction based on the employee's earnings from employment during the period for which he or she is entitled to severance.

G.     Scutieri Claims

          In December 1998, Peter J. Scutieri Jr. joined as co-plaintiff a trademark infringement action commenced by Sunrise Assisting Living, Inc. ("SALI") against three of the Debtors, Sun Healthcare Group, Inc., SunBridge Corporation, and SunMark of New Mexico, in the United States District Court for the Eastern District of Virginia (the "Virginia Action"). SALI and the Debtors settled their disputes prepetition. On August 27, 1999, the district court granted the Debtors' motion for summary judgment as to Scutieri's claims and dismissed the Virginia Action. Scutieri filed a notice of appeal, with further proceedings stayed upon the filing of the Debtors' chapter 11 cases.

          On June 15, 2000, Scutieri filed a proof of claim in the amount of approximately $9.3 billion against each of the three Debtors (the "Claim") relating to the Virginia Action. On November 20, 2000, the Debtors filed a motion to disallow the Claim, or in the alternative, to estimate the Claim at zero dollars. In his response to the motion, Scutieri argued in part that the dismissal of the complaint in the Virginia Action was pending appeal. At the March 15, 2001 hearing on the Debtors' motion, the Bankruptcy Court found the motion to be premature and continued the matter. Thereafter, the parties stipulated to relief from the automatic stay to permit the appeal to proceed.

          Thereafter, the Debtors and Scutieri resolved their disputes. The settlement requires the Debtors to pay Scutieri $15,000. The settlement also includes a mutual release of all claims, including the $9.3 billion claim against the Debtors. In addition, Scutieri has agreed to indemnify the Debtors for potential damages that may be assessed against the Debtors as a set off or contribution for amounts that any third party is required to pay Scutieri as a result of the Virginia Action. The Debtors will seek approval for the settlement with Scutieri prior to confirmation of the Plan.

H.     Claims Process and Bar Date

     1.     Schedules and Statements

          On January 26, 2000, the Debtors filed with the Bankruptcy Court a statement of financial affairs, schedules of assets and liabilities and schedules of executory contracts and unexpired leases and a schedule of equity security holders. These schedules and statements were initially filed on a consolidated basis and were subsequently amended. The Debtors and their professionals prepared consolidating schedules and statements, reflecting the individual liabilities of each of the Debtors, which were filed on May 2, 2000.

     2.     Bar Date

          By order dated May 2, 2000, the Bankruptcy Court fixed June 20, 2000 at 5:00 p.m. as the date and time by which proofs of claim were required to be filed in the Debtors' bankruptcy cases, except that governmental entities had until August 1, 2000 at 5:00 p.m. to timely proofs of claim against HoMed. In accordance with the order fixing the bar date, on or about May 2, 2000, notices informing creditors of the last date to timely file proofs of claims, and a "customized" proof of claim form, reflecting the nature, amount, and status of each creditor's claim as reflected in the schedules of assets and liabilities, were mailed to all creditors listed on the schedules of assets and liabilities. In addition, consistent with that order, on May 19, 2000, the Debtors caused to be published in 37 regional publications and the national editions of the Wall Street Journal, New York Times and Los Angeles Times notice of the last date to timely file proofs of claim. The date by which the United States (and any relator in a qui tam suit) may file its proof of claim has been extended from time to time pursuant to court approved stipulations among the parties.

     3.     Omnibus Claims Objection Motions

          As described above, unsecured claims in excess of $14 billion have been asserted against the Debtors. In an effort to get a more accurate picture of the true nature and extent of the unsecured claims, the Debtors commenced objecting to certain categories of unsecured claims by filing its First Omnibus Objection to Claims Filed Against the Debtors, and Motion to Disallow and Expunge Such Claims, on November 6, 2000. The Debtors subsequently have filed 16 additional omnibus claims objection motions, and more will be filed shortly. To date, all of the omnibus objections which have been decided by the Bankruptcy Court have been granted, expect where the Debtors have agreed to continue or withdraw a motion as to a particular party.

          The omnibus claims objection process has been extremely successful to date. Through the first 16 omnibus objections, the Court has approved the expungement of 3,161 claims in the aggregate amount of $4,368,028,760.67. It has also reduced and/or reduced and allowed 162 additional claims, with an aggregate savings to the Debtors of $81,572,139.40. Additionally, the Debtors have filed a 17th Omnibus Claims Objection Motion which is currently pending. If granted, 8 more claims would be expunged at a savings of an additional $2,398,394.99.

          To date, the omnibus objections have included, without limitation, objections to claims which were (i) duplicate of other claims or superceded by later claims; (ii) not reflected on the Debtors' books and records and not supported by further documentation; (iii) settled with the claimant, for example through the Alternative Dispute Resolution process described in paragraph K below, and not otherwise subject to a stipulation reducing or expunging the claim; (iv) no longer valid because the claimant had waived them, either through an operations transfer agreement, a lease transfer agreement, a stipulation for relief from the automatic stay which included a waiver of claims against the Debtors' estates in exchange for an agreement to allow such claimant to pursue insurance proceeds, or otherwise; (v) tax claims levied against the wrong party; (vi) negotiated with the claimants after a proof of claim was filed; and (vii) otherwise subject to objections. The Debtors anticipate filing several more omnibus claims objection motions, as well as objections to specific claims, before and after any confirmation of a plan of reorganization.

I.     Sale of International Operations

          The Company sold its operations in the United Kingdom and Germany in 2001. A receiver for the Company's operations in Australia sold those operations in July 2001 and liquidated the Company's Australian subsidiaries. The Company received approximately $4.4 million from the disposition of the operations in the United Kingdom, Germany and Australia. Due to the sale of these operations, the Company was released from approximately $151.2 million of aggregate debt, capital lease obligations, notes payable and other liabilities.

J.     Micellaneous Assets Sales

     1.     Medical Supply Businesses

          SunChoice Medical Supply, Inc., Contour Medical, Inc., Americare Health Services Corp., Ameridyne Corporation, Atlantic Medical Supply Company, Inc., Contour Medical-Michigan, Inc., Facility Supply, Inc., Quest Medical Supply, Inc., and SunSolutions, Inc., each a debtor in these chapter 11 cases, were engaged in the business of distributing medical supplies used in providing long-term care. These businesses incurred a substantial cash loss each month. Sun believed that absent significant capital expenditures on management information systems and other various items, these businesses could not become profitable. To avoid the continuing cash drain on their estates, the Debtors determined that rather than investing funds into non-core businesses, more benefit to the Debtors' estates could be gained by selling the assets of the businesses to provide needed funds for the Debtors' reorganization efforts. Accordingly, the Debtors negotiated a sale of substantially all of the assets used in connection with the businesses for $16 million. The Bankruptcy Court authorized the sale by order dated January 17, 2001.

     2.     ACP

          In April 1997, the Debtors acquired Accelerated Care Plus LLC ("ACP") by purchasing the stock of its parent corporations from John C. and Dawn Castel (the "Castels") and John and Curtis Beach (the "Beaches") for cash, promissory notes, and future payments related to ACP's performance. ACP manufactured and sold equipment, including electromedical devices and related accessories (including disposable accessories) for use in connection with rehabilitation therapy in the long-term healthcare industry and provided services and training programs for the use of the equipment ACP manufactured. The implementation by the federal government of the prospective payment system ("PPS") resulted in the decline in ACP's business, and in October 1999, prior to the filing of the chapter 11 cases, Sun initiated a shutdown process for ACP, laying off approximately 75% of its employees. The Debtors thereafter sought to sell ACP.

          After unsuccessful efforts to sell ACP's assets to unrelated parties, the Debtors negotiated a settlement for a sale to the Castels and Beaches, who had filed claims totaling $4.7 million against certain of the Debtors. Under the terms of the settlement, the Castels and Beaches received substantially all of the assets of ACP, together with $100,000 cash. In exchange, the Castels and Beaches agreed to limit their claims against the Debtors to a single claim in the amount of $500,000. The parties also agreed to mutual releases. The Bankruptcy Court approved the settlement on July 28, 2000.

     3.     SunCare

          SunCare Respiratory Services, Inc. ("SunCare") is a provider of respiratory therapy supplies and equipment to skilled nursing facilities, hospitals and to individual patients in their own homes. SunCare experiences a negative cash flow from its operations and has become a drain on the economic resources of the Debtors. The Debtors investigated various means of relieving the economic burden arising from the operation of such businesses and determined that the best resolution is a sale of the assets of SunCare. Accordingly, the Debtors have entered into negotiations with a prospective purchaser for the sale of the SunCare assets for approximately $1.2 million. The Debtors hope to finalize such sale prior to confirmation of the chapter 11 cases.

     4.     NeuroFlex

          NeuroFlex, Inc. ("NeuroFlex"), a provider of orthotic braces for chronic joint and spinal problems, historically experienced poor performance and amassed nearly two years worth of inventory. In order to stop the substantial and persistent losses that NeuroFlex suffered as a result of continued business operations, the Debtors decided to divest the NeuroFlex operations. The Debtors, therefore, filed a motion on June 22, 2001 seeking authorization to sell the assets or wind up the business operations of NeuroFlex.

          The Debtors were contacted by John Kenney (the former owner of NeuroFlex), Trestles Healthcare, Inc., and Restorative Medical, Inc. (collectively, the "Buyers"), who expressed interest in acquiring the NeuroFlex assets. Subsequently, the Debtors negotiated an agreement under which the Buyers would release certain claims against the Debtors in exchange for the assets. The Buyers also agreed to indemnify the Debtors from any potential liability relating to patent infringement or other intellectual property actions relating to the property conveyed to Buyers, and from any liability relating to Medicaid investigations conducted by the State of Kentucky. Additionally, the Buyers agreed to carve out for the benefit of the Debtors $250,000 of NeuroFlex's outstanding accounts receivable, in addition to covering certain expenses associated with the transfer of the NeuroFlex operations to the Buyers. The Bankruptcy Court approved the sale to the Buyers, subject to higher and better offers, by order dated August 8, 2001.

     5.     SunAlliance

          SunAlliance Healthcare Services, Inc. ("SunAlliance") provides, among other things, mobile x-ray and EKG services to long term care facilities, private residences, corporate health programs and correctional facilities. The Debtors plan to sell certain assets of SunAlliance that constitute underperforming aspects of their operations and have little prospect for a financial turnaround. In that regard, the Debtors have distributed an information memorandum to prospective purchasers in an effort to complete a sale prior to confirmation of the Debtors' plan of reorganization.

     6.     Corporate Office Buildings

          The Debtors are in the process of selling two of their office buildings, which constitute a portion of the Debtors' corporate headquarters in Albuquerque, New Mexico (the "Buildings"). One of the Buildings, a six-story commercial office building of approximately 180,000 square feet, is currently vacant. Construction on it commenced in 1999 at a time when the Debtors anticipated heightened growth in their businesses. The other Building, a four story structure that was completed in 1998, is currently occupied by the Debtors.

          Given the Debtors' reduction in size, attained through a streamlining of operations through the reorganization process, the Debtors have determined that continued retention of the Buildings is not essential. Accordingly, the Debtors began steps to market the Buildings for possible sale. On April 30, 2001, the Court entered an order authorizing the Debtors to retain Cushman & Wakefield of Texas, Inc. as their real estate brokers in conjunction with their sale of the Buildings. After extensive marketing efforts, the Debtors have reached an agreement in principle with a potential purchaser who has offered approximately $15 million for the Buildings with the understanding that the Debtors would leaseback the office space in the occupied Building for 10 years. The Debtors are currently negotiating the final terms of a purchase and sale agreement.

K.     Alternative Dispute Resolution Procedures

          In an effort to resolve the Insured Claims more particularly described in section V.C.3 above, and given the nature and extent of these matters, the Debtors believed and continue to believe that the most efficient way to resolve the Insured Claims, expedite their resolution and save the estates and the individuals pursuing these claims (the "Tort Claimants") substantial litigation costs was to adopt an alternative dispute resolution procedure (the "ADR Procedures"). The Debtors filed a motion for approval of ADR Procedures on May 10, 2000. After several modifications of the proposed ADR Term Sheet and its attachments, and after two lengthy hearings, the Court approved the ADR Procedures over the objection of scores of claimants. The ADR Order was entered on August 24, 2000.

          The procedures adopted by the ADR Order have been enormously successful to date and are nearing completion. A total of 517 Tort Claimants were included in the ADR Procedure (the "ADR Claims"). Of these, 27 stipulated out of the ADR Procedure and limited their recovery to available insurance proceeds. The Debtors have settled 285 of the ADR Claims to date. Inexplicably, 73 Tort Claimants simply ignored the ADR Procedure altogether (the "Defaulting Claimants"). On June 1, 2001, the Bankruptcy Court entered an order which disallowed and expunged any proof of claim filed by all but 6 of the Defaulting Claimants, and forbid the Defaulting Claimants from filing new claims. A similar order will be sought by the Debtors for an approximately 30 additional Tort Claimants who have also failed to comply with the ADR Order.

          Pursuant to the ADR Order, any ADR claimant whose claim was not resolved through mediation was entitled to obtain relief from the automatic stay to pursue the litigation in the forum in which the case was originally venued. As of October 31, 2001, 28 Tort Claimants have or are entitled to obtain stay relief because their claims were not successfully mediated in the ADR Procedure. The Debtors continue to pursue resolution of these matters.

          A total of 48 Pending Actions remain in the ADR Procedure and the Debtors anticipate that the majority of these will be settled prior to or at the mediation of these matters which will be scheduled as early as late December, 2001.

L.     Shared Healthcare System Loans

          Shared Healthcare Systems, Inc. ("SHS"), a non-debtor entity in the chapter 11 cases in which the Debtors own an approximate 70% equity interest, is a provider of integrated solutions to the senior care market place. SHS has developed numerous software packages for assisted living and long-term rehabilitation hospitals, including systems that facilitate time management, resource allocation, decision-support, outcomes trend analysis, and billing document generation.

          SHS is in the final process of developing a software package, known as Unison Orcas ("Orcas"), that can be used to integrate financial and clinical management systems for providers in the long-term healthcare industry. SHS anticipates that the introduction of its Orcas software will be marketable within the industry and thus will become a profitable venture. However, the software cannot be deployed at Sun until coding for the clinical management systems is completed. Because the coding of the Orcas software package has taken longer than anticipated, and the final stages of production require a substantial expenditure of capital, SHS's current financial resources are insufficient to bridge the gap to the deployment of the new software.

          The Debtors determined that it was necessary and beneficial to protect their existing equity interest in SHS. Accordingly, to enable SHS to complete its development of the integrated software, the Debtors sought Bankruptcy Court approval to provide SHS with a short-term secured loan of up to $1.5 million through the provision of a line of credit, which was obtained by order dated August 8, 2001. Sun received consent from the Creditors Committee to increase the amount of that loan, if necessary.

M.     Request for Appointment of an Equity Committee

          On November 22, 1999, the United States Trustee declined to appoint a committee to represent shareholders requested by Mr. Peter Kern. Mr. Kern is Sun's largest prepetition shareholder. On December 30, 1999, Mr. Kern filed a motion with the Bankruptcy Court seeking the appointment of such a committee. The Debtors, the Creditors Committee, and representatives of holders of the Senior Lender Claims objected to the motion on the basis that the enterprise value of Sun was not sufficient to support any distribution for shareholders of Sun. The Bankruptcy Court held a full evidentiary trial on the issue of valuation of the Debtors. In an oral ruling on August 10, 2000, the Bankruptcy Court denied the motion on the grounds that the Debtors were hopelessly insolvent.

N.     Appointment of Examiner

          On November 1, 2000, Mr. Kern filed a motion seeking the appointment of an examiner under section 1104(c) of the Bankruptcy Code. By order dated January 31, 2001, the Bankruptcy Court granted the motion and directed the United States Trustee to make the appointment. The United States Trustee appointed Mr. Kevin Pendergast. The Bankruptcy Court ordered the examiner to investigate the cost structure of the Debtors in comparison to competitors in the industry, as well as whether it would be possible for the Debtors to enhance their revenues. The examiner retained Crossroads LLC as his financial advisor and Gibson, Dunn & Crutcher as his legal advisor. The examiner delivered a preliminary report under seal to the Bankruptcy Court and the parties on April 17, 2001. In his preliminary report, the examiner identified a limited number of revenue enhancement opportunities available to the Debtors and proposed a detailed budget and plan for analyzing the Debtors' cost structure. The Bankruptcy Court approved the proposed investigation. The examiner delivered his final report under seal to the Bankruptcy Court and the parties on August 7, 2001. The examiner concluded that Sun's cost structure was in line with the rest of the industry, given Sun's lease structure and certain other factors over which Sun has little control. The examiner also concluded that the Debtors had only limited opportunities to increase their cash flows.

VII.

Governance of Reorganized Sun

A.     Board of Directors

          The initial Board of Directors of Reorganized Sun will consist of nine members. Eight members will be selected by the holders of the Senior Lender Claims and one will be the Chief Executive Officer of Reorganized Sun. Each member of the initial Board of Directors will serve on the Board of Directors for a one-year term. After selection of the initial Board of Directors, the holders of the New Convertible Common Stock and the New Redeemable Preferred Stock and New Common Stock (to the extent issued) will elect members of the Board of Directors.

B.     Senior Management

          Sun has recently hired Richard Matros as its new chief executive officer. Mr. Matros will have an employment contract with a four-year term that is automatically renewed if Sun does not provide advance notice. Under the contract, Mr. Matros will receive an annual base salary of $650,000 and be entitled to an annual cash bonus of up to 100% of his base salary if certain financial performance targets are met. Mr. Matros will receive 150,000 shares of the New Common Stock and options to purchase an additional 250,000 shares of the New Common Stock. Other members of senior management include Wallace Boston, Chief Financial Officer, Warren Schelling, Senior Vice President, and Robert Murphy, General Counsel.

VIII

Other Aspects of the Plan of Reorganization

A.     Distributions

          One of the key concepts under the Bankruptcy Code is that only claims and equity interests that are "allowed" may receive distributions under a chapter 11 plan. This term is used throughout the Plan of Reorganization and the descriptions below. In general, an "allowed" claim or "allowed" equity interest simply means that the debtor agrees, or in the event of a dispute, that the Bankruptcy Court determines, that the claim or interest, and the amount thereof, is in fact a valid obligation of the debtor.

          Any claim which is not a disputed claim and for which a proof of claim has been filed is an allowed claim. Any claim that has been listed by any Debtor in such Debtor's schedules of assets and liabilities, as may be amended from time to time, as liquidated in amount and not disputed or contingent is an allowed claim in the amount listed in the schedules unless an objection to such claim has been filed. If the holder of such claim files a proof of claim in an amount different than the amount set forth on the Debtor's schedules of assets and liabilities, the claim is an allowed claim for the lower of the amount set forth on the Debtor's schedules of assets and liabilities and on the proof of claim and a disputed claim for the difference. Any claim that has been listed in the Debtor's schedules of assets and liabilities as disputed, contingent or not liquidated and for which a proof of claim has been filed is a disputed claim. Any claim for which an objection has been timely interposed is a disputed claim. For an explanation of how disputed claims will be determined, see section VIII.A.2.

     An objection to any claim may be interposed by the Debtors within 120 days after the Effective Date or such later date as may be fixed by the Bankruptcy Court. Any claim for which an objection has been interposed will be an Allowed Claim to the extent the objection is determined in favor of the holder of the claim.

          For purposes of the Plan of Reorganization, the Senior Lender Claims and the Senior Subordinated Note Claims are expressly allowed in the amounts of $843,318,000 and $431,858,518 million, respectively.

     1.     Timing and Conditions of Distributions

            (a)  Date of Distribution

          Except as otherwise provided for in the Plan of Reorganization, distribution on account of allowed claims will be made on the later of the Effective Date or within twenty (20) days after the order allowing a disputed claim becomes a final order. Disputed claims will be treated as set forth below.

            (b)  Surrender of Certain Securities Necessary for Distribution

          Plans of reorganization generally require a holder of an instrument or security of a debtor to surrender such instrument or security prior to receiving a new instrument or security in exchange therefore under a plan of reorganization. This rule avoids disputes regarding who is the proper recipient of instruments or securities under a plan of reorganization.

          As a condition to participating in the distribution under the Plan of Reorganization, a holder of a senior subordinated note must, prior to the first anniversary of the Effective Date, (a) surrender such senior subordinated note to Reorganized Sun or its designee or (b) provide the disbursing agent with an affidavit of loss and/or indemnity and bond, reasonably satisfactory to the disbursing agent. Failure to do so within such time will result in the forfeiture of such holder's right to receive any distribution relating to such senior subordinated note under the Plan of Reorganization.

          Holders of the convertible subordinated debentures, the C-TIPS, the equity interests, or other agreements or commitments relating thereto shall not be required to surrender such instruments or securities because they are not receiving a distribution under the Plan of Reorganization on account of such securities.

            (c)  Fractional Shares

          No fractional shares of New Convertible Common Stock, New Redeemable Preferred Stock, New Common Stock or cash in lieu thereof shall be distributed. For purposes of distribution, fractional shares of New Convertible Common Stock, New Redeemable Preferred Stock, or New Common Stock shall be rounded down to the next whole number or zero, as appropriate.

     2.     Procedures for Treating Disputed Claims Under the Plan of Reorganization

            (a)  Disputed Claims

          A disputed claim is a claim that has not been allowed or disallowed pursuant to an agreement by the parties or an order of the Bankruptcy Court. In addition, all prepetition tort claims not previously allowed by the Bankruptcy Court are disputed claims. A claim for which a proof of claim has been filed but that is listed on the Debtors' schedules of assets and liabilities as unliquidated, disputed or contingent, and which has not yet been resolved by the parties or by the Bankruptcy Court, is a disputed claim. If a holder of a claim has filed a proof of claim that is inconsistent with the claim as listed on the Debtors'

schedules of assets and liabilities, such claim is a disputed claim to the extent of the difference between the amount set forth in the proof of claim and the amount scheduled by the Debtors. Any claim for which the Debtors or any party in interest have interposed (or will interpose) a timely objection is a disputed claim.

            (b)  Reserve for Disputed Claims (Class E-1)

          As described in section II.D.5, a significant amount of general unsecured claims remain disputed. In order to avoid prejudice to any holder of a claim that has not been allowed or disallowed as of the Effective Date, the Debtors will withhold sufficient shares of New Convertible Common Stock (or New Common Stock, as applicable) to make distribution to holders of all disputed claims. The Debtors (or Reorganized Sun, as applicable) may exclude claims covered by insurance, to the extent of such insurance, from that calculation. When sufficient claims have been resolved to permit the distribution of at least 50,000 shares of New Convertible Common Stock (or New Common Stock, as applicable), the Debtors will make an additional distribution to Class E-1.

            (c)  Objections to Claims

          The Debtors shall be entitled to object to all disputed claims or claims not already allowed other than the Senior Lender Claims and the Senior Subordinated Note Claims. Any objections to claims shall be served and filed on or before one hundred and twenty (120) days after the Effective Date or such later date as may be fixed by the Bankruptcy Court.

            (d)  No Distributions Pending Allowance

          If any portion of a claim is a disputed claim, no payment or distribution shall be made on account of such claim until such disputed claim becomes an allowed claim. Pending the allowance or disallowance of the disputed claims, the Debtors shall withhold from the payments and distributions made pursuant to the Plan of Reorganization to the holders of allowed claims the payments and distributions allocable to the disputed claims as if the disputed claims had been allowed claims.

            (e)  Distributions After Allowance

          To the extent that a disputed claim becomes an allowed claim, the holder of such allowed claim shall receive a distribution in accordance with the provisions of the Plan of Reorganization. The distribution shall include actual interest or dividends earned on account of such property. The distribution shall be made as soon as practicable but no later than 20 days after the order allowing the disputed claim becomes a final order.

          Except with respect to Class E-1, to the extent that a disputed claim is disallowed, the amount of property withheld by the Debtors on account of such claim shall be retained by the applicable Debtor. Except as provided in the following sentence, if the property retained consists of a security issued in connection with the Plan of Reorganization, the Debtor may elect to cancel such security. Unclaimed property distributable to holders of claims in Class E-1 will be reallocated to the other holders of claims in that class unless the cost of such reallocation and distribution would outweigh the value of the property distributed.

B.     Treatment of Executory Contracts and Unexpired Leases

     1.     Contracts and Leases Not Expressly Assumed are Rejected

          All executory contracts and unexpired leases, except for those expressly assumed by the Plan of Reorganization or by separate motion, are rejected pursuant to the Plan of Reorganization.

          The Plan of Reorganization provides for the Debtors to assume those executory contracts and unexpired leases specifically designated as a contract or lease to be assumed on Schedule 8.1 to the Plan of Reorganization. The Debtors will file Schedule 8.1 on or before the commencement of the hearing on the approval of this Disclosure Statement or such later date as may be fixed by the Bankruptcy Court. Any time prior to the first Business Day prior to the commencement of the Confirmation Hearing of the Plan of Reorganization, the Debtors may amend Schedule 8.1 The Debtors will provide notice to the parties affected by any amendment to Schedule 8.1.

          Any contract or lease that has already been assumed pursuant to a final order of the Bankruptcy Court or which is the subject of a separate motion to assume or reject such contract or lease filed prior to the filing of Schedule 8.1 will not be rejected pursuant to the Plan of Reorganization.

          Executory contracts and unexpired leases that are listed on Schedule 8.1 relating to the use or occupancy of real property are broadly defined to include related agreements or supplements and executory contracts or unexpired leases appurtenant to the premises. The treatment of these other agreements will be the same as for the underlying agreement (i.e., both will be assumed or both will be rejected) unless the Debtors specifically treat the other agreements separately in accordance with the provisions of the Plan of Reorganization.

          Given the large number of contracts that the Debtors have entered into (many of which are no longer executory), it is possible that contracts may be inadvertently rejected under this procedure. Accordingly, if the non-Debtor party to such a contract requests in writing that such contract be assumed, the Debtors will consider such request. The request must state that any defaults under such contract are being waived.

     2.     Cure of Defaults

          Generally, if there has been a default (other than a default specified in section 365(b)(2) of the Bankruptcy Code) under an executory contract or unexpired lease, the debtor can assume the contract or lease only if the debtor cures the default. Accordingly, a condition to the assumption of an executory contract or unexpired lease is that any default under an executory contract or unexpired lease that is to be assumed pursuant to the Plan of Reorganization will be cured in a manner consistent with the Bankruptcy Code and as set forth in the Plan of Reorganization.

     3.     Rejection Claims

          If an entity with a claim for damages arising from the rejection of an executory contract or unexpired lease under the Plan of Reorganization has not filed a proof of claim for such damages, that Claim shall be barred and shall not be enforceable against the Debtors unless a proof of claim is filed with the Bankruptcy Court and served upon counsel for the Debtors within thirty (30) days after the Effective Date.

C.     Exit Facility

          The only condition to the effectiveness of the Plan of Reorganization is that the Debtors have obtained exit financing sufficient to pay administrative expenses and provide necessary working capital for operations after the Effective Date. The Debtors are in discussions with several lenders to arrange such a facility and expect such a facility to take the form of a new revolving credit agreement. The Debtors are seeking a facility with a $200,000,000 borrowing limit. The Debtors anticipate that such a facility will have to be secured by the same property as presently secures its debtor in possession financing.

D.     Effect of Confirmation

     1.     Discharge of Claims and Termination of Equity Interests

          Confirmation of the Plan of Reorganization will discharge all existing debts and claims, and terminate all equity interests, of any kind, nature or description whatsoever against or in Sun. All holders of existing claims against and equity interests in the Debtors will be enjoined from asserting against the Debtors, or any of their assets or properties, any other or further claim or equity interest based upon any act or omission, transaction, or other activity that occurred prior to the Effective Date, whether or not such holder has filed a proof of claim or proof of equity interest In addition, upon the Effective Date, each holder of a Claim against or equity interest in the Debtors shall be forever precluded and enjoined from prosecuting or asserting any discharged claim against or terminated equity interests in the Debtors.

     2.     Indemnification

          The Plan provides for the assumption and continuation of normal corporate indemnification contracts or provisions related to the protection of officers and directors.

     3.     Exculpation

          The Plan of Reorganization exculpates the Debtors, the Creditors Committee, the Claims Resolution Committee and their respective agents for conduct relating to the prosecution of the chapter 11 cases. Specifically, the Plan of Reorganization provides that neither the Debtors, the disbursing agent, the Creditors Committee, the Claims Resolution Committee nor any of their respective members, officers, directors, employees, agents or professionals shall have or incur any liability to any holder of any claim or equity interest for any act or omission in connection with, or arising out of, the chapter 11 cases, the confirmation of the Plan of Reorganization, the consummation of the Plan of Reorganization or the administration of the Plan of Reorganization or property to be distributed under the Plan of Reorganization, except for willful misconduct or gross negligence.

E.     Releases

          The Plan provides for a release of all claims by the Debtors against the current and former officers, directors, employees, financial advisors, professionals, accountants, and attorneys of the Debtors, the Creditors Committee, and Bank of America, N.A., as agent for the holders of the Senior Lender Claims. This provision is intended to release all claims of the Debtors, whether arising prepetition or postpetition, and based on any theory (whether negligence, gross negligence, or willful misconduct) against these individuals. The release is limited to claims that could be asserted by the Debtors and only applies to claims against such parties in their representative capacity.

          The purpose of the release of the Debtors' personnel is to prevent a collateral attack against the Debtors by asserting large derivative claims against its current and former officers and directors. Those entities would be entitled to assert indemnification claims against the Debtors for any amounts recovered, thereby defeating the purpose of the discharge granted by the Bankruptcy Code. In addition, because of the extraordinary regulatory scrutiny which currently exists in the healthcare industry, it is generally very difficult to retain qualified management. This difficulty is compounded when the healthcare company is operating as a debtor in possession under chapter 11 of the Bankruptcy Code. Despite these daunting obstacles, management of the Debtors has made enormous contributions to the reorganization efforts and the compromises set forth in the Plan. Therefore, it is important that these individuals be relieved of the threat of any derivative actions against them personally by parties in these reorganization cases that may be dissatisfied with the treatment provided in the Plan.

          The purpose of the release of the representatives of the other major constituencies in these cases, such as the Creditors Committee, is to protect the chapter 11 process for individuals who have contributed to the restructuring process.

F.     Management Incentive Plan

          Reorganized Sun will adopt a new management incentive plan for its officers and other senior management. The Management Incentive Plan will consist of a pool of options to purchase 6% of the New Common Stock as provided in the Plan Supplement. This pool is in addition to the stock grants and stock options provided to Mr. Matros, Sun's new chief executive officer. The options will be awarded by the board of directors of Reorganized Sun based on recommendation of the chief executive officer. Options will be priced at the value of the New Common Stock at the time of the award. The details of the Management Incentive Plan are included in the Plan Supplement.

          None of the members of senior management who will participate under the Management Incentive Plan are receiving anything on account of the their Equity Interests in Sun Healthcare Group, Inc. With the exception of the Debtors' general counsel, who owns a small amount of existing equity, and the Senior Vice President of Ancillary Services, who owns a small amount of options to purchase equity, none of the members of management of the Debtors who will participate in the Management Incentive Plan hold any existing equity.

G.     Preservation of Avoidance Actions

          The Debtors are preserving and retaining their right to prosecute any avoidance or recovery actions under the Bankruptcy Code. These include the ability to avoid statutory liens and the ability to recover preferential transfers, preferential setoffs, fraudulent conveyances and unauthorized transfers of property of the estate. On or before October 12, 2001, the Debtors filed approximately 700 avoidance actions. Reorganized Sun intends to pursue the avoidance actions. The net proceeds received by the Debtors from the successful prosecution or settlement of the avoidance actions shall be used to fund distributions to the holders of Convenience Claims.

          Recoveries by the Debtors can give rise to additional allowed claims against their estates. To satisfy those claims, the Debtors will provide a credit of 7% of such allowed claims against the recovery to be received. This credit will be in full satisfaction of the allowed claim arising from such avoidance action. The determination of the percentage to be credited is based on the midpoint of the expected recoveries for holders of general unsecured claims.

H.     Miscellaneous Provisions

          The Plan of Reorganization contains provisions relating to the cancellations of existing securities, corporate actions, the disbursing agent, delivery of distributions, manner of payment, vesting of assets, binding effect, term of injunctions or stays, injunction against interference with the Plan of Reorganization, payment of statutory fees, retiree benefits, dissolution of the Creditors Committee (at an appropriate time after the Effective Date), the formation and subsequent dissolution of the Claims Reconciliation Committee, recognition of guaranty rights, substantial consummation, compliance with tax requirement, severablity, revocation and amendment of the Plan of Reorganization, governing law, and timing. For more information regarding this items, see the Plan of Reorganization attached hereto as Exhibit A.

I.     Certain Indenture Trustee Fees and Expenses

          The reasonable fees and expenses of the indenture trustee for the holders of claims in Class F, including the fees and expenses of its professionals, and the reasonable expenses of Credit Suisse First Boston Corporation, as a holder of Senior Subordinated Note Claims, including the fees and expenses of its professionals (i.e., Fried Frank Harris Shriver & Jacobson, Rosenthal Monhait Gross & Goddess and Chanin Capital Partners), will be paid in cash by the Debtors as soon as practicable after the Effective Date, but no later than 90 days after the Effective Date, without the need for any such parties or professionals to file an application for allowance with the Bankruptcy Court. In addition, the reasonable fees and expenses of the Indenture Trustee of the 6.5% Convertible Subordinated Debentures due 2003, including the fees and expenses of its professionals, under the 6.5% Convertible Subordinated Indenture dated October 1, 1994, will be paid by the Debtors pursuant to the Confirmation Order in Cash on the Effective Date, in a manner consistent with the provisions of the 6.5% Convertible Subordinated Indenture, without the need for the 6.5% Convertible Subordinated Indenture Trustee to file an application for allowance. Upon payment of the fees and expenses of the 6.5% Convertible Subordinated Indenture Trustee and its professionals in full, the 6.5% Convertible Subordinated Indenture Trustee will be deemed to have released all of its lien and priority rights for its fees and expenses under the 6.5% Convertible Subordinated Indenture. Any disputes regarding the payment of fees and expenses under section 12.5 of the Plan of Reorganization shall be submitted to the Bankruptcy Court for resolution. The reasonable fees and expenses of the Indenture Trustee of the 7% Convertible Junior Subordinated Debentures due 2028, including the fees and expenses of its professionals (i.e., Pryor Cashman Sherman & Flynn LLP), under the Indenture dated May 4, 1998, will be paid by the Debtors in Cash on as soon as practicable after the Effective Date, but no later than 90 days after the Effective Date, in a manner consistent with the provisions of the 7% Indenture, without the need for the 7% Convertible Junior Subordinated Indenture Trustee to file an application for allowance. Upon payment of the fees and expenses of the 7% Convertible Junior Subordinated Indenture Trustee and its professionals in full, the 7% Convertible Junior Subordinated Indenture Trustee will be deemed to have released all of its lien and priority rights, if any, for its fees and expenses under the 7% Convertible Subordinated Indenture. Any disputes regarding the payment of fees and expenses under this section shall be submitted to the Bankruptcy Court for resolution.

IX.

Certain Factors to Be Considered

Certain Bankruptcy Considerations

          Although the Debtors believe that the Plan of Reorganization will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications of the Plan of Reorganization will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes. In addition, although the Debtors believe that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to such timing.

          The Plan of Reorganization provides for no distribution to Class G (Convertible Subordinated Debenture Claims), Class H (C-TIPS Claims), Class I (Subsidiary Debtor Intercompany Claims), Class J (Securities Litigation Claims), and Class K (equity interests in the Debtors). The Bankruptcy Code conclusively deems these classes to have rejected the Plan of Reorganization. Notwithstanding the fact that these classes are deemed to have rejected the Plan of Reorganization, the Bankruptcy Court may confirm the Plan of Reorganization if at least one impaired class votes to accept the Plan of Reorganization (with such acceptance being determined without including the vote of any "insider" in such class). Thus, for the Plan of Reorganization to be confirmed with respect to each Debtor, one impaired Class, among Class B (Other Secured Claims), Class C (United States Health Care Program Claims), Class D (Senior Lender Claims), Class E-1 (General Unsecured Claims), Class E-2 (Convenience Claims), or Class F (Senior Subordinated Note Claims), must vote to accept the Plan of Reorganization. As to each impaired class that has not accepted the Plan of Reorganization, the Plan may be confirmed if the Bankruptcy Court determines that the Plan of Reorganization "does not discriminate unfairly" and is "fair and equitable" with respect to these classes. The Debtors believe that the Plan of Reorganization satisfies these requirements. For more information, see section X below.

B.     Risks Relating to the Plan Securities

     1.     Variances from Projections

          The projections included herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, but are not limited to, Sun's ability to divest unprofitable facilities, operate its business consistent with plan, comply with the covenants of its financing agreements, emerge from bankruptcy, attract and retain key executives and staffing at its facilities, and respond to adverse regulatory actions taken by the federal and state governments.

     2.     Substantial Leverage; Ability to Service Debt

          Reorganized Sun will still have significant indebtedness. On the Effective Date, after giving effect to the transactions contemplated by the Plan of Reorganization, Reorganized Sun will have approximately $125 million in secured indebtedness and $15 million in unsecured indebtedness outstanding. This results in a pro forma leverage ratio (Debt / EBITDA) upon emergence of approximately 3.0x and a pro forma adjusted leverage ratio (Debt + 7x rent / EBITDAR) upon emergence of 6.1x.

          The degree to which Reorganized Sun is leveraged could have important consequences, including, but not limited to, the following: (i) a substantial portion of Reorganized Sun's cash flow from operations will be required to be dedicated to debt service and will not be available to Reorganized Sun for its operations, (ii) Reorganized Sun's ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes could be limited, and (iii) Reorganized Sun will have increased vulnerability to adverse general economic and industry conditions.

          Sun believes that it will be able to generate sufficient operating cash flow to pay interest and principal on its outstanding debt as those payments become due. However, Reorganized Sun's ability to meet its ongoing debt service obligations will depend on a number of factors including its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond Reorganized Sun's control.

          In addition, Sun's post-reorganization leverage, together with certain restrictions that will be placed on Reorganized Sun pursuant to its exit facility and the Plan Securities, may impair Reorganized Sun's ability to take advantage of significant business opportunities that may arise. In addition, such leverage will increase Reorganized Sun's vulnerability to adverse general economic and health care industry conditions.

     3.     Significant Holders

          Under the Plan of Reorganization, certain holders of allowed claims may receive distributions of shares in Reorganized Sun representing in excess of five percent of the outstanding shares of the New Convertible Common Stock, New Redeemable Preferred Stock, and New Common Stock. If holders of a significant number of shares of Reorganized Sun were to act as a group, such holders may be in a position to control the outcome of actions requiring shareholder approval, including the election of directors.

          Further, the possibility that one or more of the holders of a number of shares of Reorganized Sun may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the stock of Reorganized Sun.

     4.     Lack of Trading Market

          The stock issued under the Plan will not be listed on any exchange. There can be no assurance that an active trading market for the New Common Stock and the New Redeemable Preferred Stock will develop. Accordingly, no assurance can be given that a holder of New Common Stock and the New Redeemable Preferred Stock will be able to sell such securities in the future or as to the price at which any such sale may occur. If such markets were to exist, such securities could trade at prices higher or lower than the value ascribed to such securities herein depending upon many factors, including the prevailing interest rates, markets for similar securities, general economic and industry conditions, and the performance of, and investor expectations for, Reorganized Sun.

          Unless otherwise directed by its new board of directors, Reorganized Sun will use its best efforts to remain a reporting company under the Securities Exchange Act of 1934.

     5.     Dividend Policies

          Because all of the Debtors' cash flows will be used in the foreseeable future to make payments under the exit facility that will be entered into in connection with the emergence from chapter 11 and under certain of the Plan Securities, Reorganized Sun does not anticipate paying dividends on the New Common Stock in the near future.

     6.     Restrictions on Transfer

          Holders of Plan Securities who are deemed to be "underwriters" as defined in section 1145(b) of the Bankruptcy Code, including holders who are deemed to be "affiliates" or "control persons" within the meaning of the Securities Act, will be unable freely to transfer or to sell their securities except pursuant to (a) "ordinary trading transactions" by a holder that is not an "issuer" within the meaning of section 1145(b), (b) an effective registration of such securities under the Securities Act and under equivalent state securities or "blue sky" laws or (c) pursuant to the provisions of Rule 144 under the Securities Act or another available exemption from registration requirements. For a more detailed description of these matters, see section II.E.

          As a result, the Plan provides that Reorganized Sun will enter into registration rights agreements with significant holders of the New Convertible Common Stock (or New Common Stock, as applicable) to be issued in the Plan providing for certain demand and "piggyback" registration rights and will undertake to deliver information required by Rule 144A of the Securities Exchange Act of 1934. All registration obligations of Reorganized Sun will be with respect to the New Common Stock only.

C.     Risks Associated with the Business

          Additional discussion of risks related to the Company's business are set forth in greater detail in Sun's most recent Form 10-K, filed with the Securities and Exchange Commission on April 2, 2001. See the sections entitled: Risk Associated with Reimbursement Process; Reduced Revenues Resulting from Prospective Payment System; Self-Funded Insurance; Competitive Conditions; Collectibility of Certain Accounts Receivable; Risks Related to Investigations and Legal Proceedings; Risk Of Adverse Effect Of Future Healthcare Reform; Potential Adverse Effect of Change in Revenue Sources; Potential Adverse Impact from Extensive Regulation; and Increased Labor Costs.

X.

Confirmation of the Plan of Reorganization

A.     Confirmation Hearing

          Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a plan of reorganization. The confirmation hearing is scheduled for 9:30 a.m. Eastern Time, on February 4, 2002 (and February 5, 2002 if necessary), before the Honorable Mary F. Walrath, Courtroom 1, United States Bankruptcy Court, District of Delaware, 824 Market Street, Wilmington, Delaware 19801. The confirmation hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the confirmation hearing or any subsequent adjourned confirmation hearing.

          Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan of reorganization. Any objection to confirmation of the Plan of Reorganization must be in writing, must conform to the Federal Rules of Bankruptcy Procedure, must set forth the name of the objector, the nature and amount of claims or interests held or asserted by the objector against the particular Debtor or Debtors, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon and received no later than 4:00 p.m. Eastern Time on January 21, 2002 by (i) Weil, Gotshal & Manges LLP, Co-Attorneys for Debtors and Debtors in Possession, 767 Fifth Avenue, New York, New York 10153, Attention: Michael F. Walsh, Esq.; (ii) Richards, Layton & Finger PA, Co-Attorneys for Debtors and Debtors in Possession, One Rodney Square P.O. Box 551, Wilmington, Delaware 19899; Attention: Mark D. Collins, Esq.; (iii) The United States Trustee for the District of Delaware, 844 King Street, Suite 2313, Wilmington, DE 19801-3519, Attention: Donald Beskrone, Esq.; (iv) Otterbourg Steindler Houston & Rosen, P.C., Co-Attorneys for the Official Committee of Unsecured Creditors, 230 Park Avenue, New York, New York 10169, Attention: Scott L. Hazan, Esq.; (v) Saul Ewing LLP, Co-Attorneys for the Official Committee of Unsecured Creditors, 222 Delaware Avenue, Suite 1200 Wilmington, Delaware 19801, Attention: Mark Minuti, Esq.; (vi) O'Melveny & Myers, LLP, Attorneys for Agent to the Senior Lenders, 400 South Hope Street, Los Angeles, California 90071, Attention: Ben

H. Logan, Esq., and (vii) Dewey Ballantine LLP, Attorneys for DIP Credit Agreement lenders, 1301 Avenue of the Americas, New York, New York 10019, Attention: Stuart Hirschfield, Esq.

          Objections to confirmation of the Plan of Reorganization are governed by Rule 9014 of the Federal Rules of Bankruptcy Procedure.

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.     General Requirements of Section 1129

          At the confirmation hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied.

     1.     The Plan of Reorganization complies with the applicable provisions of the Bankruptcy Code.

     2.     The Debtors have complied with the applicable provisions of the Bankruptcy Code.

     3.     The Plan of Reorganization has been proposed in good faith and not by any means proscribed by law.

     4.     Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan of Reorganization for services or for costs and expenses in, or in connection with, the chapter 11 cases, or in connection with the Plan of Reorganization and incident to the chapter 11 cases, has been disclosed to the Bankruptcy Court, and any such payment made before the confirmation of the Plan of Reorganization is reasonable or if such payment is to be fixed after confirmation of the Plan of Reorganization, such payment is subject to the approval of the Bankruptcy Court as reasonable.

     5.     The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan of Reorganization, as a director, officer or voting trustee of the Debtors, affiliates of the Debtors participating in the Plan of Reorganization with the Debtors, or a successor to the Debtors under the Plan of Reorganization, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Debtors have disclosed the identity of any insider that will be employed or retained by the Debtors, and the nature of any compensation for such insider.

     6.     With respect to each class of claims or equity interests, each holder of an impaired claim or impaired equity interest either has accepted the Plan of Reorganization or will receive or retain under the Plan of Reorganization on account of such holder's claim or equity interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code. See discussion of "Best Interests Test" below.

     7.     Except to the extent the Plan of Reorganization meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each class of claims or equity interests has either accepted the Plan of Reorganization or is not impaired under the Plan of Reorganization. Classes G (Convertible Subordinated Debentures Claims), H (C-TIPS Claims), I (Subsidiary Intercompany Claims), J (Securities

Litigation Claims) and K (equity interests) are deemed to have rejected the Plan of Reorganization and thus the Plan of Reorganization can be confirmed only if the requirements of section 1129(b) of the Bankruptcy Code are met.

     8.     Except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the Plan of Reorganization provides that allowed undisputed Administrative Expense Claims and Allowed Priority Non-Tax Claims will be paid in full on the Effective Date and that Allowed Priority Tax Claims will receive on account of such claims deferred cash payments, over a period not exceeding six (6) years after the date of assessment of such claims, of a value, as of the Effective Date, equal to the allowed amount of such claims.

     9.     At least one class of impaired Claims has accepted the Plan of Reorganization, determined without including any acceptance of the Plan of Reorganization by any insider holding a Claim in such class.

     10.    Confirmation of the Plan of Reorganization is not likely to be followed by the liquidation or the need for further of financial reorganization of the Debtors or any successor to the Debtors under the Plan of Reorganization, unless such liquidation or reorganization is proposed in the Plan of Reorganization. See discussion of "Feasibility" below.

     11.    The Plan of Reorganization provides for the continuation after the Effective Date of payment of all retiree benefits (as defined in section 1114 of the Bankruptcy Code), at the level established pursuant to subsection 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan of Reorganization, for the duration of the period the Debtors have obligated themselves to provide such benefits.

C.     Best Interests Tests

          As described above, the Bankruptcy Code requires that each holder of an impaired claim or equity interests either (i) accept the Plan or (ii) receive or retain under the Plan of Reorganization property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

          The first step is determining whether this test has been satisfied is to determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in the context of a chapter 7 liquidation case. The gross amount of cash that would be available for satisfaction of claims and equity interests would be the sum of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtors, augmented by the any unencumbered cash held by the Debtors at the time of the commencement of the liquidation case.

          The next step is to reduce that gross amount by the costs and expenses of the liquidation itself and by such additional administrative and priority claims that might result from the termination of the Debtors' business and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code. Finally, the present value of such allocations (taking into account the time necessary to accomplish the liquidation) are compared to the value of the property that is proposed to be distributed under the Plan of Reorganization on the Effective Date.

          The Debtors' costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. Other liquidation costs include the expenses incurred during the chapter 11 cases allowed in the chapter 7 case, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals for the Debtors and the Creditors Committee, and costs and expenses of members of the Creditors Committee, as well as other compensation claims. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors during the pendency of the chapter 11 cases.

          The foregoing types of claims, costs, expenses, fees and such other claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-chapter 11 priority and unsecured claims. The Debtors believe that in a chapter 7, no prepetition claims or equity interests would receive any distribution of property.

          The Debtors' liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the Debtors. The analysis is based on a number of significant assumptions which are described. The liquidation analysis does not purport to be a valuation of the Debtors' assets and is not necessarily indicative of the values that may be realized in an actual liquidation.

D.     Liquidation Analysis

          The liquidation analysis presented below has been prepared in consultation with the Debtors' financial advisors.

STATEMENT OF ASSETS
($ in thousands)	Book Value as of August 31, 2001 (Note A) (Unaudited)	Hypothetical Percentage Recovery	Estimated Liquidation Value (Unaudited)	Note Reference

	[1]	[2]	[1] * [2] = [3]

Cash and Cash Equivalents	$37,030	100%	$ 37,030	B
Accounts Receivable, Net	80,610	48%	39,031	C
Other Current Assets	18,453	4%	790	D
Fixed Assets, Net	160,359	13%	21,500	E
Goodwill and Other Intangible Assets, Net	144,807	0%	0	F
Other Assets, Including Investments in Subsidiaries	356,946	2%	8,381	G
Net Proceeds from Liquidation of Subsidiaries			101,991	H

Assets Available for Distribution			$ 208,723
			======

Costs Associated with Liquidation:				I
Corporate Payroll/Overhead Costs during Liquidation			$ (8,083)
Chapter 7 Trustee Fees			(6,285)
Chapter 7 Professional Fees			(6,262)

Costs Associated with Liquidation			$ (20,630)

Net Estimated Liquidation Proceeds Available for Distribution			$ 188,093
			=======
DISTRIBUTION ANALYSIS SUMMARY
($ in thousands)	Estimated	Estimated	Estimated
	Allowable	Recovery	Recovery	Note
	Claims	Value ($)	Value (%)	Reference

Net Estimated Liquidation Proceeds Available for Distribution to Secured Claims		$188,093

Less Secured Claims:				J
DIP Credit Facility Loans	$53,783	$53,783	100.0%
Letters of Credit (DIP Facility)	37,565	37,565	100.0%
Other Secured Claims	71,938	42,528	59.1%

Total Secured Claims	$163,286	$133,877	82.0%

Net Estimated Liquidation Proceeds Available After Secured Claims		$54,216

Less Chapter 11 Administrative and Priority Claims:				K
Administrative Claims
Postpetition Trade & Other	$25,438	$6,269	24.6%
Postpetition Payroll & Related	52,743	12,998	24.6%
Postpetition Other Accrued	132,069	32,547	24.6%
Priority Claims - Taxes	9,749	2,402	24.6%

Total Administrative and Priority Claims	$219,999	$54,216	24.6%

Net Estimated Liquidation Proceeds Available to Unsecured Claims			$0
			========

     1.     Notes to Liquidation Analysis

          The Liquidation Analysis reflects the Debtors' estimate of the proceeds that could be realized if the Debtors were to be liquidated in accordance with chapter 7 of the Bankruptcy Code. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by management and Lazard Freres, are inherently subject to significant business, economic, and competitive risks, uncertainties, and contingencies beyond the control of the Debtors and their management, and upon assumptions with respect to the liquidation decisions which could be subject to change. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO ATTEMPT TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

          The analysis assumes that a chapter 7 case is initiated and a chapter 7 trustee is appointed. The chapter 7 trustee would be responsible for liquidating the Debtors' assets over an assumed period of six months. Proceeds resulting from the liquidation would be reduced by the expenses of the liquidation before any allowed secured claimant would receive proceeds from the sale of collateral securing that claim. Detailed below are the significant assumptions reflected in the analysis.

     2.     Major Assumptions

1)	In a chapter 7 liquidation scenario, approximately one-half of the value to be realized from the Debtors' assets is through the sale of four of its operating units as going concern businesses. These units include SunScript, seven sub-acute hospitals owned by Sun, CareerStaff, and SunAlliance. Sun is unable to sell its long-term care businesses as a going concern because Sun does not own the buildings in which it operates these businesses. The liquidation analysis assumes that the four units are sold, and the remaining assets liquidated, within a six month period.

2)	The liquidation analysis assumes that the operating subsidiaries to be sold on a going concern basis maintain a full complement of employees during the sale period to ensure their normal course operation in order to maximize potential sale proceeds. Those subsidiaries that are projected to operate at a negative operating cash flow, whose revenues are dependent on sales to affiliated nursing homes, or that are not likely sale candidates are assumed to be closed upon conversion to chapter 7 and all employees terminated within 30 days.

3)	During the chapter 7 liquidation, it is assumed that the Debtors' subsidiaries to be sold as a going concern operate on a cash break-even basis. The Debtors are, however, assumed to incur certain overhead costs based on the estimated amount of corporate staff required to oversee and implement the liquidation. See Note I below for details.

4)	It is assumed that the majority of the Debtors' nursing home facilities would be involuntarily placed in receivership by various state regulatory authorities once Sun converts to a chapter 7 proceeding. Due to the fact that Sun does not own its facilities, there would be very little, if any, value to be realized from the sale of physical property. Therefore, it is assumed that Sun's creditors will only receive value from the liquidation of the accounts receivable at those facilities.

5)	It is assumed that the Debtors' nursing home and other assets, exclusive of the four subsidiaries to be sold as going concern businesses, are liquidated on an orderly basis over a six month period. Estimated recoveries on such assets were based on management assumptions and historical experience. The book values of the assets shown in the liquidation analysis reflect the Debtors' balance sheet as of August 31, 2001.

6)	All liquidation proceeds are stated in actual dollar terms and have not been discounted to reflect present values.

     3.     Key Limitations

1)	During the chapter 7 liquidation, Sun, through its subsidiaries, continues to operate certain of its businesses and, accordingly, events may occur that could impact recovery proceeds and claims to be satisfied.

2)	If the implementation of the liquidation process is delayed, significant operating losses and/or changes in assets and liabilities may be incurred during the interim period until the liquidation is completed, and the net liquidation value could be significantly below that estimated herein.

3)	Upon liquidation, actual liabilities may vary significantly from those reflected on the Debtors' estimated consolidated balance sheet and in this liquidation analysis, because claims presently unknown to the Debtors may be asserted. It is not possible to predict with any certainty the potential increase in liabilities resulting from contingent and/or unliquidated claims. Actual amounts may vary materially from these estimates.

4)	Liquidation values are predicated upon the August 31, 2001 unaudited financial statements provided by the Debtors. The analysis does not take into account operating results subsequent to August 31, 2001, or changes in assets and liabilities after that date, except for specific adjustments described in the assumptions or notes to the liquidation analysis.

5)	This analysis assumes no new litigation and only assumes amounts already accrued on the consolidated balance sheet to cover known litigation exposures.

     4.     Notes to Liquidation Analysis

Note A - Basis of Presentation

          The liquidation analysis has been prepared based on the orderly liquidation of the Company's assets, exclusive of the four subsidiaries to be sold on a going concern basis, pursuant to a Chapter 7 liquidation. The book value of assets and liabilities presented reflect the unaudited financials of Sun exclusive of the four subsidiaries to be sold on a going concern basis as of August 31, 2001.

Note B - Cash and Cash Equivalents

          Cash and Cash Equivalents reflect consolidated cash available as of August 31, 2001. It is assumed that each of the units sold as a going concern are sold exclusive of their respective cash balances.

Note C - Accounts Receivables, net

          The Debtors assume that accounts receivable, along with other working capital accounts, at subsidiaries to be sold as a going concern are transferred as part of the sale of such subsidiary. At the various subsidiaries to be liquidated, the Debtors reserve for doubtful accounts such that net accounts receivable represent between 18%-95% of gross billings. Recovery has been estimated as a percentage of net accounts receivable based on management assumptions. Accounts receivable, net are estimated to have a weighted average recovery of 48%.

Note D - Other Current Assets

          Other Current Assets consists primarily of inventory, prepaid expenses and deferred tax assets. No recovery is expected from these assets. Other Current Assets also includes short-term notes receivable, other receivables and restricted cash at SunBridge. A modest recovery is expected on the short-term notes and other receivables and full recovery is expected on the restricted cash balance of approximately $550,000.

Note E - Fixed Assets, net

          Property and Equipment includes office equipment, medical equipment, land, buildings and improvements, leaseholds, and construction in process. It is assumed that the office equipment, medical equipment, leaseholds and construction in process will yield no recovery. The Debtors are currently marketing for sale certain owned land and buildings. Management estimates an aggregate recovery of $20 million based on indications of interest from prospective purchasers of these assets. With respect to certain additional owned properties, the sale proceeds of individual buildings or parcels of land are estimated to be insufficient to cover the amount of debt outstanding against such building or parcel. Management also assumes that $1.5 million of proceeds can be realized on the Debtors' $2.3 million (book value) of artwork.

Note F - Goodwill and Other Intangibles, net

          Goodwill and Other Intangibles, net have no liquidation value. Sun does not own any licenses or patents through which it would be able to derive cash proceeds.

Note G - Other Assets

          Other Assets consist primarily of investments in subsidiaries of Sun that are assumed to have no liquidation value. Also contained in Other Assets are certain notes receivable estimated by management to be 50%-75% collectable, long-term restricted cash estimated by management to be 15% collectable, and a minority investment in a non-affiliated company estimated by management to be 75% collectable.

Note H - Net Proceeds from Liquidation of Subsidiaries

          Four of Sun's operating subsidiaries have been identified as potential acquisition candidates with substantial non-affiliated revenues. Such subsidiaries include SunScript, seven sub-acute hospitals owned by Sun, CareerStaff, and SunAlliance. Under a chapter 7 liquidation, the recovery to Sun from the liquidation of these four subsidiaries, assuming sales of the businesses on a going concern basis, was derived based on the following:

Proceeds from the sale of the four subsidiaries to be sold on a going concern basis were estimated using multiples of pro forma EBITDA (earnings before interest, taxes, depreciation and amortization). Pro forma EBITDA was estimated using the following methodology:

1)     Begin with subsidiary-level EBITDAM (earnings before interest, taxes, depreciation, amortization and management fees) for the twelve months ended August 31, 2001 for each of the four subsidiaries.

2)     Reduce subsidiary-level EBITDAM for each subsidiary by the amount of EBITDAM generated by sales to affiliated entities to account for the assumed loss of all affiliated revenue. Affiliated EBITDAM was estimated by multiplying affiliated revenue by subsidiary-specific EBITDAM margins.

3)     Reduce non-affiliated EBITDAM by estimated stand-alone overhead to arrive at pro forma EBITDA. Stand-alone overhead was assumed at between 1% and 2.5% of non-affiliated revenue.

In order to estimate sale proceeds, subsidiaries were assigned pro forma EBITDA acquisition multiples. The multiples selected reflect several factors including Sun's recent experience in selling certain business units, the limited number of potential acquirers, the current outlook for the particular markets in which the subsidiaries operate, and the impact of a chapter 7 liquidation on value. The sale price was reduced by transaction costs (assumed at the greater of $500,000 or 3% of the sale price for each of the four units) and was assumed to include net working capital. Net proceeds (after transaction costs) from the sale of subsidiaries are estimated at approximately $102 million.

Note I - Costs Associated with Liquidation

          Wind-down costs reflect the payment of corporate payroll and operating costs during liquidation based upon the assumption that select corporate functions would be required to oversee the liquidation process during a 6 month wind-down of operations. Wind-down expenses are assumed to be 50% of average monthly corporate overhead for the first two months of liquidation and 40%, 30%, 20% and 10% of average monthly corporate overhead for the final four months of liquidation, respectively. chapter 7 Trustee fees and professional fees include those fees associated with the appointment of a chapter 7 trustee and associated legal and accounting fees incurred during the liquidation process. Chapter 7 Trustee fees are calculated in accordance with section 326 of the Bankruptcy Code and other professional fees are estimated at 3% of assets available for distribution.

Note J - Secured Claims

          Secured claims consist primarily of drawings under Sun's debtor in possession credit facility and funded letters of credit. The analysis assumes that $37.6 million of letters of credit under the that credit facility are drawn upon conversion to chapter 7. Other secured claims consist of mortgages and other secured debt. In certain cases, liquidation value of a mortgaged asset is below the face value of the debt on such assets. In these instances, recovery to the debt holder is less than 100%, with the balance of the debt holder's claim assumed to become a general unsecured obligation of the Debtors.

Note K - Administrative and Priority Claims

          Administrative and priority claims include estimates for postpetition accrued liabilities and accounts payable, tax claims and accrued but unpaid professional fees and postpetition tort claims. Based on the chapter 7 liquidation scenario, proceeds available for distribution after satisfaction of secured debt obligations (up to the value of the underlying assets) will be insufficient to satisfy administrative and priority claims.

          Based on the chapter 7 liquidation scenario, the Debtors are administratively insolvent and no recovery is available for creditors junior to secured claims.

E.     Feasibility

          The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan of Reorganization meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared projections described in section IV above. Based upon such projections, the Debtors believe that they will be able to make all payments required pursuant to the Plan of Reorganization and, therefore, that confirmation of the Plan of Reorganization is not likely to be followed by liquidation or the need for further reorganization.

F.     Section 1129(b)

          The Bankruptcy Court may confirm a plan of reorganization over the rejection or deemed rejection of the plan of reorganization by a class of claims or equity interests if the plan of reorganization "does not discriminate unfairly" and is "fair and equitable" with respect to such class.

     1.     No Unfair Discrimination

          This test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under the Plan of Reorganization. The test does not require that the treatment be the same or equivalent, but that such treatment be "fair."

     2.     Fair and Equitable Test

          This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to the dissenting class, the test sets different standards, depending on the type of claims or interests in such class:

        -  Secured Creditors. Each holder of an impaired secured claim either (i) retains its liens on the property, to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date, of at least the allowed amount of such claim, or (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (iii) receives the "indubitable equivalent" of its allowed secured claim.

        -  Unsecured Creditors. Either (i) each holder of an impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

        -  Equity Interests. Either (i) each equity interest holder will receive or retain under the plan property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock, or (ii) the holders of interests that are junior to the equity interests of the dissenting class will not receive or retain any property under the plan of reorganization.

          The Debtors believe the Plan of Reorganization will satisfy the "fair and equitable" requirement notwithstanding that Classes G (Convertible Subordinated Debentures Claims), H (C-TIPS Claims), I (Subsidiary Intercompany Claims), J (Securities Litigation Claims) and K (Equity Interests) are deemed to reject the Plan of Reorganization because no class that is junior to such classes will receive or retain any property on account of the claims or equity interests in such class.

          The Convertible Subordinated Debenture Claims are unsecured claims that are contractually subordinated to the Senior Lender Claims and the Senior Subordinated Note Claims. Pursuant to the terms of the Convertible Subordinated Debentures, holders of those debentures are not entitled to receive a distribution unless the senior debt of Sun is paid in full. The Plan of Reorganization enforces this subordination provision. Because the Senior Lender Claims are not being paid in full, the holders of the Convertible Subordinated Debenture Claims are not entitled to payment.

          The C-TIPS have preferred interests in Sun Financing I. The sole asset of Sun Financing I, one of the Debtors, is the 7% Convertible Junior Subordinated Debenture Due 2008. That debenture is junior to all of Sun's indebtedness for money borrowed. There will be no distribution for the sole asset of Sun Financing I. Because the Senior Lender Claims are not being paid in full, the holders of the C-TIPS Claims will not receive a distribution under the Plan of Reorganization.

          The Securities Litigation Claims are subordinated by section 510(b) of the Bankruptcy Code to the class of claims to which those Claims related, except for Securities Litigation Claims relating to common stock which ranks pari passu with common stock. The Securities Litigation Claims are junior to claims that are not being paid in full. Because the Senior Lender Claims are not being paid in full, the Securities Litigation Claims are being extinguished.

          Because several classes of claims are not being paid in full, the existing equity interests in the Debtors are being extinguished.

XI.

Alternatives to Confirmation and Consummation of this Plan of Reorganization

A.     Liquidation Under Chapter 7

          If no chapter 11 plan can be confirmed, the chapter 11 cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims is set forth in section X.D of this Disclosure Statement. The Debtors believe that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan of Reorganization because (a) the likelihood that other assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion, (b) additional administrative expenses attendant to the appointment of a trustee and the trustee's employment of attorneys and other professionals, (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations. In a chapter 7 liquidation, the Debtors believe that there would be no distribution to holders of Classes F, G, H, I, J, and K.

B.     Alternative Plan of Reorganization

          If the Plan of Reorganization is not confirmed, the Debtors or any other party in interest (if the Debtors' exclusive period in which to file a plan of reorganization has expired) could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors' business or an orderly liquidation of the Debtors' assets under chapter 11. The Debtors have concluded that the Plan of Reorganization enables creditors and equity holders to realize the most value under the circumstances. In a liquidation under chapter 11, the Debtors would still incur the expenses associated with closing or transferring to new operators numerous facilities. The process would be carried out in a more orderly fashion over a greater period of time. Further, if a trustee were not appointed, because such appointment in not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case. Although preferable to a chapter 7 liquidation, the Debtors believe that liquidation under chapter 11 is a much less attractive alternative to creditors and equity holders than the Plan of Reorganization because of the greater return provided by the Plan of Reorganization.

XII.

Certain Federal Income Tax Consequences of the Plan of Reorganization

A.     Introduction

          THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN OF THE SIGNIFICANT FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN TO THE DEBTORS, TO HOLDERS OF CLAIMS WHO ACQUIRED SUCH CLAIMS ON ORIGINAL ISSUE AND TO HOLDERS OF EQUITY INTERESTS, AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED TO THE DATE HEREOF (THE "TAX CODE"), TREASURY REGULATIONS PROMULGATED AND PROPOSED THEREUNDER, JUDICIAL DECISIONS AND PUBLISHED ADMINISTRATIVE RULES AND PRONOUNCEMENTS OF THE INTERNAL REVENUE SERVICE ("IRS") AS IN EFFECT ON THE DATE HEREOF. CHANGES IN SUCH RULES OR NEW INTERPRETATIONS THEREOF COULD SIGNIFICANTLY AFFECT THE TAX CONSEQUENCES

DESCRIBED BELOW. NO RULINGS HAVE BEEN REQUESTED FROM THE IRS. MOREOVER, NO LEGAL OPINIONS HAVE BEEN REQUESTED FROM COUNSEL WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PLAN.

          THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE PLAN TO THE HOLDERS OF CLAIMS AND EQUITY INTERESTS MAY VARY BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER. IN ADDITION, THIS DISCUSSION DOES NOT COVER ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO THE DEBTORS OR TO HOLDERS OF ALLOWED CLAIMS OR EQUITY INTERESTS, NOR DOES THE DISCUSSION DEAL WITH TAX ISSUES PECULIAR TO CERTAIN TYPES OF TAXPAYERS (SUCH AS DEALERS IN SECURITIES, S CORPORATIONS, LIFE INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, TAX-EXEMPT ORGANIZATIONS AND FOREIGN TAXPAYERS). NO ASPECT OF FOREIGN, STATE, LOCAL OR ESTATE AND GIFT TAXATION IS ADDRESSED.

          THE FOLLOWING SUMMARY IS, THEREFORE, NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF A CLAIM OR EQUITY INTEREST. HOLDERS OF CLAIMS OR EQUITY INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES PECULIAR TO THEM UNDER THE PLAN.

B.     Consequences to Holders of Claims

     1.     Realization and Recognition of Gain or Loss in General

          The federal income tax consequences of the implementation of the Plan to a holder of a Claim will depend, among other things, upon the origin of the holder's Claim, when the holder's Claim becomes an Allowed Claim, when the holder receives payment in respect of such Claim, whether the holder reports income using the accrual or cash method of accounting, whether the holder has taken a bad debt deduction or worthless security deduction with respect to such Claim and whether the holder's Claim constitutes a "security" for federal income tax purposes.

          Generally, a holder of an Allowed Claim will realize gain or loss on the exchange under the Plan of its Allowed Claim for stock and other property (such as Cash and new debt instruments), in an amount equal to the difference between (i) the sum of the amount of any Cash, the issue price of any debt instrument, and the fair market value on the date of the exchange of any other property received by the holder (other than any consideration attributable to a Claim for accrued but unpaid interest) and (ii) the adjusted basis of the Allowed Claim exchanged therefor (other than basis attributable to accrued but unpaid interest previously included in the holder's taxable income). With respect to the treatment of accrued but unpaid interest and amounts allocable thereto, see section XII.B.10 "Allocation of Consideration to Interest."

          Whether or not such realized gain or loss will be recognized (i.e., taken into account) for federal income tax purposes will depend in part upon whether such exchange qualifies as a recapitalization or other "reorganization" as defined in the Tax Code, which may in turn depend upon whether the Claim exchanged is classified as a "security" for federal income tax purposes. The term "security" is not defined in the Tax Code or in the Treasury Regulations. One of the most significant factors considered in determining whether a particular debt instrument is a security is the original term thereof. In general, the longer the term of an instrument, the greater the likelihood that it will be considered a security. As a general rule, a debt instrument having an original term of 10 years or more will be classified as a security, and a debt instrument having an original term of fewer than five years will not. Debt instruments having a term of at least five years but less than 10 years are likely to be treated as securities, but may not be, depending upon their resemblance to ordinary promissory notes, whether they are publicly traded, whether the instruments are secured, the financial condition of the debtor at the time the debt instruments are issued and other factors. Each holder of an Allowed Claim should consult its own tax advisor to determine whether its Allowed Claim constitutes a security for federal income tax purposes.

     2.     Holders of Allowed Administrative Expense Claims (Unclassified) and Allowed Priority Non-Tax Claims (Class A)

          Holders of Allowed Administrative Expense Claims and Allowed Priority Non-Tax Claims generally will be paid in full in Cash on, or subsequent to, the Effective Date. Such holders must include amounts received in excess of their adjusted tax basis in their Claim (if any) in gross income in the taxable year in which such amounts are actually or constructively received by them. Where appropriate, income tax and employment tax will be withheld from such payments as required by law. With respect to the treatment of accrued but unpaid interest (if any) and amounts allocable thereto, see section XII.B.10, "Allocation of Consideration to Interest."

     3.     Holders of Allowed Other Secured Claims (Class B)

          In general, a holder of an Allowed Other Secured Claim will (i) receive the collateral securing such holder's Allowed Other Secured Claim; (ii) receive Cash in an amount equal to the value of the collateral securing the Allowed Other Secured Claim; (iii) receive a new note; or (iv) have its Allowed Other Secured Claim reinstated. If a holder has its Claim reinstated, such holder will not realize any gain or loss for federal income tax purposes because the transaction will not give rise to a significant modification of the Allowed Other Secured Claim within the meaning of the Treasury Regulations.

          Holders of Allowed Other Secured Claims who receive a new note in exchange for their Allowed Claims should consult their own tax advisers regarding whether such new note constitutes a "substantial modification of a debt instrument" within the meaning of Treasury Regulations. If there has been a substantial modification, holders of such Claims may realize a gain or loss upon implementation of the Plan depending on whether the holders' old note and new note constitute "securities" for federal income tax purposes. See section XII.B.1. "Realization and Recognition of Gain or Loss in General".

          If a holder of an Allowed Other Secured Claim receives Cash or collateral in satisfaction of such claim in whole or in part, such holder will realize gain or loss in an amount equal to the difference between (a) the holder's basis in the Allowed Other Secured Claim and (b) the amount of Cash and the fair market value of the collateral received in the exchange in excess of amounts allocable to accrued but unpaid interest. The amount of Cash or the portion of the collateral received in respect of claims for accrued interest, fees and charges will be taxed as ordinary income, except to the extent previously included in income by a holder under his method of accounting. See section XII.B.10, "Allocation of Consideration to Interest."

     4.     Holders of Allowed Senior Lender Claims (Class D)

          Pursuant to the Plan, holders of Allowed Senior Lender Claims (Class D) may receive Cash and New Convertible Common Stock (or New Common Stock, as applicable). The initial distribution of Cash and New Convertible Common Stock (or New Common Stock, as applicable) will be made on or about the Effective Date, with additional distributions of New Convertible Common Stock (or New Common Stock, as applicable) made as and when certain Disputed Claims are resolved.

          Debtors believe that Allowed Senior Lender Claims do not constitute "securities" for federal income tax purposes. In general, a holder of an Allowed Senior Lender Claim will recognize gain or loss in an amount equal to the difference between (i) the sum of the Cash and the fair market value of the New Convertible Common Stock (or New Common Stock, as applicable) received by the holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest, and less any amount required to be treated as imputed interest due to the receipt of additional New Convertible Common Stock (or New Common Stock, as applicable) following the Effective Date) and (ii) the holder's adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of Claims for accrued but unpaid interest and imputed interest on subsequent distributions of New Convertible Common Stock, (or New Common Stock, as applicable) see "Allocation of Consideration to Interest" and "Imputed Interest on Subsequent Distributions To Holders of Allowed Senior Lender Claims and General Unsecured Claims," below.

          In general, a holder's aggregate tax basis in any New Convertible Common Stock (or New Common Stock, as applicable) received will equal the fair market value of such stock, and the holding period will begin the day following the issuance thereof.

          Because subsequent distributions may be received, it is possible that any loss, and a portion of any gain, realized by a holder may be deferred until all such subsequent distributions are made. Holders of Allowed Senior Lender Claims are urged to consult their tax advisors regarding the possible application of (or ability to elect out of) the "installment method" of reporting any gain that may be recognized by such holders in respect of their Claim.

     5.     Holders of Allowed General Unsecured Claims (Class E-1)

          Pursuant to the Plan, holders of Allowed General Unsecured Claims (Class E-1) will receive New Convertible Common Stock (or New Common Stock, as applicable). The initial distribution of New Convertible Common Stock (or New Common Stock, as applicable) will be made on or about the Effective Date, with additional distributions as and when any Disputed Claims are resolved. The extent to which such distributions will be taxable depends upon whether a holder's Allowed General Unsecured Claim constitutes a "security" for federal income tax purposes. See section XII.B.1, "Realization and Recognition of Gain or Loss in General."

          a.     Allowed General Unsecured Claims Not Constituting Securities

          In general, if an Allowed General Unsecured Claim does not constitute a "security" for federal income tax purposes, a holder will recognize gain or loss in an amount equal to the difference between (i) the fair market value of the New Convertible Common Stock (or New Common Stock, as applicable) received by the holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest, and less any amount required to be treated as imputed interest due to the receipt of additional New Convertible Common Stock (or New Common Stock, as applicable) following the Effective Date) and (ii) the holder's adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of Claims for accrued but unpaid interest and imputed interest on subsequent distributions of New Convertible Common Stock (or New Common Stock, as applicable), see "Allocation of Consideration to Interest" and "Imputed Interest on Subsequent Distributions To Holders of Allowed Senior Lender Claims and General Unsecured Claims," below.

          In general, a holder's aggregate tax basis in any New Convertible Common Stock (or New Common Stock, as applicable) received will equal the fair market value of such stock, and the holding period will begin the day following the issuance thereof.

          Because subsequent distributions may be received, it is possible that any loss, and a portion of any gain, realized by a holder may be deferred until all such subsequent distributions are made. Holders of Allowed General Unsecured Claims are urged to consult their tax advisors regarding the possible application of (or ability to elect out of) the "installment method" of reporting any gain that may be recognized by such holders in respect of their Claim.

          b.     Allowed General Unsecured Claims Constituting Securities

          If an Allowed General Unsecured Claim constitutes a "security" for federal income tax purposes, the receipt of New Convertible Common Stock (or New Common Stock, as applicable) in satisfaction of such Claim will constitute a "recapitalization" for federal income tax purposes. Therefore, a holder of such Claim will not recognize gain or loss upon such exchange, other than (i) in respect of a Claim for accrued but unpaid interest (see "Allocation of Consideration to Interest," below) and (ii) any amount required to be treated as imputed interest due to the receipt of New Convertible Common Stock (or New Common Stock, as applicable) following the Effective Date (see "Imputed Interest on Subsequent Distributions To Holders of Allowed Senior Lender Claims and General Unsecured Claims," below).

          In general, a holder's aggregate tax basis in the New Convertible Common Stock (or New Common Stock, as applicable) received (including stock received in subsequent distributions) in satisfaction of its Claim will equal the holder's aggregate adjusted tax basis in its Claim (including any Claim for accrued but unpaid interest), increased by any interest income recognized in respect of its Claim and any imputed interest and decreased by any deductions claimed in respect of any previously accrued interest.

     6.     Holders of Allowed Convenience Claims (Class E-2)

          For purposes of administrative convenience, the Plan provides that each holder of a General Unsecured Claim which is an Allowed Claim in the amount of $50,000 or less will receive a Cash distribution equal to 7% of such claim rather than shares of New Convertible Common Stock (or New Common Stock, as applicable).

          Such a holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash received by the holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) the holder's adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of Claims for accrued but unpaid interest, see "Allocation of Consideration to Interest," below.

     7.     Holders of Allowed Senior Subordinated Claims (Class F)

          a.           Tax Treatment if Class F Accepts the Plan

          Holders of Claims Arising Under the 9.375% Senior Subordinated Notes due 2008 and the 9.5% Senior Subordinated Notes due 2007. If Class F votes to accept the Plan, holders of Allowed Senior Subordinated Note Claims will receive New Common Stock and New Warrants on or after the Effective Date. The Debtors believe that the 9.375% Senior Subordinated Notes due 2008 and the 9.5% Senior Subordinated Notes due 2007 constitute "securities" for federal income tax purposes. See section XII.B.1, "Realization and Recognition of Gain or Loss in General." Accordingly, the receipt of the New Common Stock and New Warrants in satisfaction of claims arising under the 9.375% Senior Subordinated Notes due 2008 and the 9.5% Senior Subordinated Notes due 2007 will constitute a "recapitalization" for federal income tax purposes. Therefore, any realized gain or loss will not be recognized for federal income tax purposes. Amounts received in respect of claims for accrued but unpaid interest will be taxed as ordinary income, except to the extent previously included by a holder under his method of accounting. See section XII.B.10, "Allocation of Consideration to Interest."

          A holder's tax basis in any New Common Stock and New Warrants received in satisfaction of its Claim (other than a claim for accrued interest) will equal the holder's aggregate adjusted tax basis in its Claim (not including any claim for accrued but unpaid interest). In general, the holder's holding period for the New Common Stock and New Warrants received will include the holder's holding period for its Claim, except to the extent the New Common Stock and New Warrants were issued in respect of a claim for accrued but unpaid interest. A holder's tax basis in any New Common Stock and New Warrants received in satisfaction of its claim for accrued but unpaid interest will be equal to the fair market value of any New Common Stock and New Warrants so received.

          If the 9.375% Senior Subordinated Notes due 2008 or the 9.5% Senior Subordinated Notes due 2007 do not constitute "securities" for federal income tax purposes, a holder of such a note will recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the New Common Stock and New Warrants received (other than any amount received in respect of a claim for accrued interest) and (ii) the holder's adjusted tax basis in its Claim (other than any claim for accrued but unpaid interest). Amounts received in respect of claims for accrued interest will be taxed as ordinary income, except to the extent previously included by a holder under his method of accounting. See section XII.B.10, "Allocation of Consideration to Interest."

          Holders of Claims Arising Under the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002. If Class F votes to accept the Plan, a holder of an Allowed Claim arising under the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002 will receive New Warrants and New Common Stock on or after the Effective Date. The Debtors believe that the 11.75% Senior Subordinated Notes and the 9.875% Senior Subordinated Notes Due 2002 constitute "securities" for federal income tax purposes. See section XII.B.1, "Realization and Recognition of Gain or Loss in General." However, the receipt of the New Common Stock and New Warrants in satisfaction of Claims arising under the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002 will not constitute a "recapitalization" for federal income tax purposes because the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002 are securities of Mediplex or Regency Health Services, Inc., not Sun. Therefore, a holder of an Allowed Claim arising under the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002 will realize gain or loss in an amount equal to the difference between (a) the holder's basis other than basis attributable to a claim for accrued but unpaid interest in the Claim arising under the 11.75% Senior Subordinated Notes Due 2002 and the 9.875% Senior Subordinated Notes Due 2002 and (b) the fair market value of the New Common Stock and New Warrants received in excess of amounts allocable to accrued but unpaid interest. Amounts received in respect of claims for accrued interest will be taxed as ordinary income, except to the extent previously included by a holder under his method of accounting. See section XII.B.10, "Allocation of Consideration to Interest."

          A holder of a Claim who acquired such Claim other than at original issue should consult its own tax advisor as to the potential applicability of the market discount rules.

          b.      Tax Treatment if Class F Rejects the Plan

          If Class F rejects the Plan, holders of Senior Subordinated Notes Claims will have their claims extinguished. Accordingly, such holders will realize a loss equal to their adjusted tax basis in their claim upon implementation of the Plan.

     8.     Holders of Convertible Subordinated Debenture Claims (Class G), C-TIPS Claims (Class H) and Equity Interests (Class K)

          On the Effective Date, Convertible Subordinated Debenture Claims, C-TIPS Claims and Equity Interests will be extinguished. Accordingly, holders of such claims will realize a loss equal to their adjusted tax basis in their claim upon implementation of the Plan.

     9.     Imputed Interest on Subsequent Distributions To Holders of Allowed Senior Lender Claims and General Unsecured Claims

          Subsequent distributions may be received by holders of Allowed Senior Lender Claims and Allowed General Unsecured Claims following the resolution of certain Disputed Claims. Accordingly, the imputed interest provisions of the Tax Code may apply to treat a portion of any distributions as imputed interest. In general, a holder's aggregate tax basis in any New Convertible Common Stock (or New Common Stock, as applicable) that is considered imputed interest will equal the fair market value of such stock, and the holding period will begin the day following the issuance thereof.

     10.    Allocation of Consideration to Interest

          Pursuant to the Plan, all Distributions in respect of Allowed Claims will be allocated first to the principal amount of the Allowed Claim, with any excess allocated to unpaid accrued interest. However, there is no assurance that such allocation would be respected by the IRS for federal income tax purposes. In general, to the extent any amount received (whether stock, Cash or other property) by a holder of a debt is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest claimed was previously included in its gross income and is not paid in full. Each holder of an Allowed Claim is urged to consult his or her own tax advisor regarding the allocation of consideration and the deductibility of unpaid interest for tax purposes.

     11.    Tax Treatment of Gain Recognized on Subsequent Sale of Certain Stock

          Any gain recognized by a holder upon a subsequent taxable disposition of New Convertible Common Stock (or New Common Stock, as applicable) received pursuant to the Plan in satisfaction of a holder's Claims will be treated as ordinary income to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to its Claims and any ordinary loss deduction incurred upon satisfaction of such Claims, less any income (other than interest income) recognized by the holder upon satisfaction of such Claims, and (ii) with respect to a cash-basis holder, also any amounts which would have been included in its gross income if the holders of such Claims had been satisfied in full but which was not included by reason of the cash method of accounting.

     12.    Exercise of New Warrants; Conversion of New Convertible Common Stock into New Redeemable Preferred Stock

          No gain or loss will be recognized by a holder of New Warrants who exercises such New Warrants and receives shares of New Common Stock. Shares of New Redeemable Preferred Stock received upon conversion of shares of New Convertible Common Stock will be treated as Nonqualified Preferred Stock under the Tax Code. In the absence of Treasury Regulations, it is not clear whether a conversion of New Convertible Common Stock into New Redeemable Preferred Stock would be treated as a fully taxable exchange in which gain or loss would be recognized or whether, under certain circumstances, such conversion would be treated as a distribution of Redeemable Preferred Stock with respect to the New

Convertible Common Stock that would be treated as a tax free stock dividend and result in the receipt by an exchanging stockholder of Section 306 Stock. Each person who considers converting such New Convertible Common Stock into New Redeemable Preferred Stock should consult with its own tax advisor.

     13.    Withholding

          All Distributions under the Plan are subject to any applicable withholding. Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the fourth-lowest tax rate applicable to unmarried individuals. That rate is currently 30.5 percent. Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

C.     Consequences to Debtors or Reorganized Debtors

     1.     Discharge-of-Indebtedness Income Generally

          In general, the discharge of a debt obligation by a debtor for an amount less than the adjusted issue price (generally, the amount received upon incurring the obligation plus the amount of any previously amortized original issue discount and less the amount of any previously amortized bond issue premium) gives rise to cancellation-of-indebtedness ("COD") income which must be included in a debtor's income for federal income tax purposes, unless, in accordance with section 108(e)(2) of the Tax Code, payment of the liability would have given rise to a deduction. A corporate debtor that issues its own stock or its own debt in satisfaction of its debt is treated as realizing COD income to the extent the fair market value of the stock or the issue price of new debt issued is less than the adjusted issue price of the old debt. COD income is not recognized by a taxpayer that is a debtor in a title 11 (bankruptcy) case if a discharge is granted by the court or pursuant to a plan approved by the court (the "bankruptcy exclusion rules").

          Pursuant to the Plan, Administrative Expense Claims, Priority Tax Claims, Priority Non-Tax Claims, Other Secured Claims and the United States Health Care Program Claims generally will be paid in full and, therefore, treatment of such Claims should not give rise to COD income. With respect to other Claims, there could be COD income if such Claims are not satisfied in full. Based upon current estimates of value, the Debtors believe that consummation of the Plan will give rise to approximately $1.7 billion of COD income that will be excluded from gross income as described above, but will reduce attributes as described below.

     2.     Attribute Reduction

          The relief accorded to COD income by the bankruptcy exclusion rules is not without cost. If a taxpayer excludes COD income because of the bankruptcy exclusion rules, it is required to reduce prescribed tax attributes in the following order and at the following rates: (i) net operating losses ("NOLs") for the taxable year of the discharge and NOL carryovers to such taxable year, dollar for dollar; (ii) general business credit carryovers, 33-1/3 cents for each dollar of excluded income; (iii) the minimum tax credit available under section 53(b) of the Tax Code, 33-1/3 cents for each dollar of excluded income;

(iv) any capital losses for the taxable year of the discharge and any capital loss carryovers to such taxable year, dollar for dollar; (v) the basis of the taxpayer's assets both depreciable and nondepreciable, dollar for dollar, but the basis cannot be reduced below an amount based on the taxpayer's aggregate liabilities immediately after the discharge; (vi) passive activity loss or credit carryovers of the taxpayer under section 469(b) of the Tax Code from the taxable year of the discharge, dollar for dollar in the case of loss carryovers and 33-1/3 cents for each dollar of excludible income in the case of any passive activity credit carryovers; and (vii) foreign tax credit carryovers, 33-1/3 cents for each dollar of excluded income. However, under section 108(b)(5) of the Tax Code the taxpayer may elect to avoid the prescribed order of attribute reduction and instead reduce the basis of depreciable property first, without regard to the "aggregate liabilities" limitation. This election extends to stock of a subsidiary if the subsidiary consents to reduce the basis of its depreciable property. If the Reorganized Debtors make this election, the limitation prohibiting the reduction of asset basis below the amount of its remaining undischarged liability does not apply. The Debtors are considering whether it would be advantageous to make the election to reduce the basis of their depreciable assets first under section 108(b)(5) of the Tax Code.

          In general, a taxpayer determines its tax liability for the year of discharge without regard to the attribute reduction rules, which are applied as of the beginning of the following taxable year.

          It is not clear whether, in the case of affiliated corporations filing a consolidated return (such as the Debtors or Reorganized Debtors), the attribute reduction rules apply separately to the particular corporation whose debt is being discharged, or to the tax attributes of the entire group without regard to the identity of the debtor. Although the IRS has informally taken the position that net operating losses are reduced on a consolidated basis, there is also support for the separate entity approach. Debtors do not know at this time which position they will take on their tax returns, or whether the resolution of this issue would have a material impact on them.

     3.     Utilization of Net Operating Loss Carryovers

          In general, whenever there is a 50% ownership change of a debtor corporation during a three-year period, the ownership change rules in section 382 of the Tax Code limit the utility of NOLs on an annual basis to the product of the fair market value of the corporate entity immediately before the ownership change, multiplied by a hypothetical interest rate published monthly by the IRS called the "long-term tax-exempt rate." The long-term tax-exempt rate for ownership changes as of the date of this Disclosure Statement is 4.74%. In any given year, this limitation may be increased by certain built-in gains realized after, but accruing economically before, the ownership change and the carryover of unused section 382 limitations from prior years.

          On the other hand, if at the date of an ownership change the adjusted basis for federal income tax purposes of a debtor's assets exceeds the fair market value of such assets by prescribed amounts, (a "net unrealized built-in loss") then, upon the realization of such built-in losses during a five-year period beginning on the date of the ownership change, such losses are treated as if they were part of the net operating loss carryover, rather than the current deduction, and are also subject to the section 382 limitation.

          The Debtors believe that implementation of the Plan will create a section 382 change of ownership. The harsh effects of the ownership change rules can be ameliorated by an exception that applies in the case of reorganizations under the Bankruptcy Code. Under the so-called "Section 382(1)(5) bankruptcy exception" to section 382 of the Tax Code, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor's stock (in vote and value), then the general ownership change rules will not apply. Instead, the debtor will be subject to a different tax regime under which the NOL is not limited on an annual basis but is reduced by the amount of interest deductions claimed during the three taxable years plus the part year, if any, immediately preceding the effectiveness of the Plan, in respect of debt converted into stock in the reorganization. Moreover, if the section 382(1)(5) bankruptcy exception applies, any further ownership change of the debtor within a two-year period will result in forfeiture of all of the debtor's NOLs incurred prior to the date of the second ownership change.

          In determining whether a debtor satisfies the 50% test described above, and hence qualifies for Section 382(l)(5) treatment, only creditors who have held their claims for prescribed periods of time and exchange such claims for stock may be counted. Thus, active trading in the claims may prevent a debtor from meeting the tests of Section 382(l)(5). The Debtors do not know at this time whether, as a result of such claims trading, it will fail to qualify under Section 382(l)(5).

          If the debtor would otherwise qualify for the section 382(1)(5) bankruptcy exception, but the NOL reduction rules mandated thereby would greatly reduce the NOL, the debtor may elect instead to be subject to the annual limitation rules of section 382 of the Tax Code, but is permitted to value the equity of the corporation for purposes of applying the formula by using the value immediately after the ownership change (by increasing the value of the old loss corporation to reflect any surrender or cancellation of creditors' claims) instead of immediately before the ownership change (the "Section 382(1)(6) limitation"). Alternatively, if the Debtor does not qualify for the section 382(1)(5) bankruptcy exception, the utility of its NOL would automatically be governed by the section 382(1)(6) limitation.

          Based on their returns as filed and upon estimates at the close of the taxable year ending December 31, 2000, the Debtors believe they will have an NOL of approximately $530 million for regular tax purposes and $495 million for alternative minimum tax purposes. See section XII.C.5, "Alternative Minimum Tax." In addition, they will have a capital loss carryover of approximately $56 million. The Debtors do not know whether they will have a net unrealized built-in loss as of the ownership change arising from implementation of the Plan. However, the amount of the NOL could be reduced or eliminated because of audit adjustments by the IRS that result from IRS examinations of the Debtors' returns, or any COD income as a result of the attribute reduction rules discussed above in section XII.C.2, "Attribute Reduction." In addition, depending upon the valuation placed on the Debtors' assets, the Debtors could have a net unrealized built-in loss.

          The amount of NOLs available to the Debtors or Reorganized Debtors is based on factual and legal issues with respect to which there can be no certainty. The actual annual utility of the NOL carryovers will be determined by actual market value and the actual long-term tax-exempt rate at the date of reorganization and may be different from amounts described herein. Accordingly, the utility of the Section 382(l)(5) bankruptcy exception versus an election to apply the 382(l)(6) limitation cannot be ascertained at this time.

     4.     Consolidated Return Items

          The confirmation of the Plan may result in the recognition of income or loss attributable to the existence of deferred intercompany transactions, excess loss accounts or similar items. The Debtors, however, do not know whether the consequence of such items (if any) would have a material effect on them.

     5.     Alternative Minimum Tax

          A corporation is required to pay alternative minimum tax to the extent that 20% of "alternative minimum taxable income" ("AMTI") exceeds the corporation's regular tax liability for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, a corporation is entitled to offset no more than 90% of its AMTI with NOLs (as computed for alternative minimum tax purposes). Thus, if the Reorganized Debtors' consolidated group is subject to the alternative minimum tax in future years, a federal tax of not less than 2% (20% of the 10% of AMTI not offset by NOLs) will apply to any net taxable income earned by the Reorganized Debtors' consolidated group in future years that would otherwise be offset by NOLs.

          Certain legislative proposals now pending before Congress would, if enacted, retroactively repeal the Alternative Minimum Tax for corporations.

XIII.

Conclusion

          The Debtors believe the Plan of Reorganization is in the best interests of all creditors and equity holders and urges the holders of impaired claims in Class B (Other Secured Claims), Class C (United States Health Care Program Claims), Class D (Senior Lender Claims), Class E-1 (General Unsecured Claims), Class E-2 (Convenience Claims), and Class F (Senior Subordinated Note Claims) to vote to accept the Plan of Reorganization and to evidence such acceptance by returning their Ballots.

Dated December 18, 2001

Respectfully submitted,

By: /s/ Wallace E. Boston, Jr. Name: Wallace E. Boston, Jr. Title: Chief Financial Officer

EXHIBIT A

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DISCLOSURE STATEMENT